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08002288

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REGISTRANT'S NAME Shangai Industrial Holdings

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MAY 1 2 2008
THOMSON REUTERS

FILE NO. 82- 05760

FISCAL YEAR 12-31-07

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12-31-07

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

Stock Code: 363

Annual Report 2007

Contents

Directors

Executive Directors
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman & Chief Executive Officer)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Zhou Jie *(Executive Deputy CEO)*
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Board Committees

Executive Committee
Mr. Cai Lai Xing *(Committee Chairman)*
Mr. Cai Yu Tian
Mr. Lu Ming Fang
Mr. Zhou Jie
Mr. Qian Shi Zheng
Mr. Yao Fang

Audit Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Remuneration Committee
Dr. Lo Ka Shui *(Committee Chairman)*
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis
Mr. Zhang Zhen Bei
Mr. Hu Zi Li

Company Secretary

Ms. Wong Mei Ling, Marina

Qualified Accountant

Mr. Lee Kim Fung, Edward

Authorised Representatives

Mr. Cai Yu Tian
Ms. Wong Mei Ling, Marina

Registered Office

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
Email : enquiry@sihl.com.hk

Auditor

Deloitte Touche Tohmatsu

ADR Depository Bank

The Bank of New York
Investor Relations
P.O. Box 11258, Church Street Station
New York, NY 10286-1258

Company Stock Code

Stock Exchange	:	363
Bloomberg	:	363 HK
Reuters	:	0363.HK
ADR	:	SGHIY

Company Website

www.sihl.com.hk

Information for Shareholders

Shareholder Enquiries

Company Contact Details

Company Secretarial Department
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong
Telephone : (852) 2876 2317
Facsimile : (852) 2520 0128

Share Registrar

Tricor Secretaries Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Hong Kong
Telephone : (852) 2980 1333
Facsimile : (852) 2861 1465

Dividends

2007 Interim Dividend of HK37 cents (2006: HK22 cents) per share was paid to Shareholders on 3rd October 2007.

2007 Proposed Final Dividend of HK43 cents per share (2006: HK30 cents) will be paid to Shareholders on or about Tuesday, 10th June 2008 subject to Shareholders' approval.

Closure of Register of Members

The Register of Members of the Company will be closed from Wednesday, 28th May 2008 to Friday, 30th May 2008, both days inclusive, during which period no transfer of shares will be effected. Notice of Dividend will be dispatched to Shareholders on or about Tuesday, 10th June 2008. In order to qualify for the entitlement of the final dividend and be entitled to attend the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar by 4:30 p.m. on Tuesday, 27th May 2008.

Financial Calendar

2007 Interim Results	Announced on Thursday, 30th August 2007
2007 Final Results	Announced on Monday, 21st April 2008
Annual Report 2007	To be posted to Shareholders on or before Wednesday, 30th April 2008
2008 Annual General Meeting	To be held on Friday, 30th May 2008 at 3:00 p.m.
Closure of Register of Members	To be closed from Wednesday, 28th May 2008 to Friday, 30th May 2008, both days inclusive
Record date for 2007 Final Dividend	Friday, 30th May 2008
Notice of 2007 Final Dividend	To be despatched to Shareholders on or about Tuesday, 10th June 2008



Dear Shareholders,

The year 2007 saw Shanghai Industrial achieving remarkable breakthrough.

The Group's financial results reached new heights in 2007. Consolidated turnover increased 16.1% to HK$7,954 million. Profit attributable to shareholders rose 59.6% to HK$2,007 million. As at 31st December 2007, the Group's total assets and net assets increased 70.8% and 29.6% to HK$40,400 million and HK$22,694 million respectively compared to the beginning of the year.

Achieving breakthroughs in business transformation and record high results

During the year, the Group's core business segments achieved promising results. For the real estate segment, the acquisition of controlling interests in Shanghai Urban Development was completed at the end of 2007. The segment's operating results will be consolidated into the accounts of the Company in 2008. The infrastructure facilities segment contributed a net profit of HK$355 million to the Group in 2007. Excluding gain on disposal of interests in Pudong Container and the dividend entitlement therefrom in the previous year, the segment's profit increased 6.6% over last year. The medicine segment contributed a net profit of HK$175 million to the Group. After deducting exceptional item in the previous year, profit for the segment increased 7.3%. The consumer products segment recorded significant growth during the year, contributing a profit of HK$966 million to the Group. Excluding the exceptional item last year, profit for the segment rose remarkably by 62.5%.

The Board of Directors has recommended a final dividend of HK43 cents per share. Together with the interim dividend of HK37 cents per share paid during 2007, total dividends for the year amounted to HK80 cents (2006: HK52 cents) . The dividend payout ratio is 40.4%.

During the year under review, the Group has capitalised on the rare opportunities in the local and the PRC capital markets as well as in the strategic restructuring of state-owned assets. While strengthening its capital operating efforts, the Group devoted its resources to procuring major acquisitions and performing business transformation. The outcomes were remarkable.

Setting a platform for real estate business through acquisition of Shanghai Urban Development



The Group achieved major breakthroughs in the participation of the restructuring of state-owned real estate resources in Shanghai. The acquisition of a 59% interest in Shanghai Urban Development at a consideration of HK$3,860 million was completed during 2007, marking the Group's foray into the participation of state-owned capital assets restructuring.

Shanghai Urban Development and its subsidiaries have a collective land reserve of about 2 million square meters of gross floor area for development, comprising major commercial and residential development projects in Shanghai, Kunshan, Changsha and Hefei. Among these projects is "Urban Cradle", the largest real estate development project within the central line district in Shanghai with a site area of approximately 94.3 hectares and a total gross floor area of about 897,966 square meters. Located at the core district of the Xujiahui business zone on a site area of 13.2 hectares and planned total gross floor area of about 629,000 square meters, "Xujiahui Centre" has been earmarked as an international business centre.

Integrating Shanghai Urban Development's strengths in team operation, branding and real estates development with our edge in funding, capital operation and commercialization, the Group is using the company as a springboard for its real estate development, spearheading growth for its real estates segment.

Reinforcing capital operation on enlarged capital base



In July 2007, the Company announced the placing of 96,900,000 new shares of the Company by way of a top-up placing, which represents approximately 9.08% of the then enlarged issued shares capital of the Company. The placement raised HK$3,023 million which is intended to be used for major acquisition projects under consideration.

In May 2007, SI Pharmaceutical announced the placing of 107,220,000 new shares and the total amount raised will be not less than RMB1,515 million (equivalent to approximately HK$1,619 million). The proceeds will be used to finance the acquisition of five Chinese medicine projects, including Hangzhou Qingchunbao and Huqingyutang Pharmaceutical from the Company. The share placement proposal is actively being pursued. Through the transaction, SI Pharmaceutical is expected to become one of the few listed comprehensive pharmaceutical companies in the PRC and its products will cover chemical medicine, biomedicine, medical products, Chinese medicine and health food, etc.

Substaining further growth through orderly divesting of non-core business



The Company announced the disposal of its non-controlling equity interests in Huizhong Automotive, Wanzhong Automotive and SIIC Transportation Electric in June 2007 for a total consideration of RMB1,605 million and totally withdrew from automobiles and parts business after that. The disposals provided an exit opportunity for the Company to direct its resources to other core business projects. The examining and approval procedures for the transaction were completed in the first half of 2007, resulting in an extraordinary gain of HK$155 million for the Group.

In October 2007, the Group announced the acquisition of a 10.005% interest in Bright Dairy from Danone Group for a total consideration of RMB477,425,383. The transaction was approved by relevant government departments in March 2008. Following the acquisition, the Group's shareholdings in Bright Dairy increased from 25.171% to 35.176% and its position as one of the two largest shareholders with the same percentage shareholding in Bright Dairy was maintained. This will enable the Group to be more flexible when considering future strategic moves.

Prospects

Seizing opportunities for major breakthroughs

With an uncertain economic environment in 2008, the global financial markets are expected to remain volatile. The Group will thoroughly study the impacts brought about by changes in both the domestic and foreign markets and enhance the growth and competitiveness of its core businesses based on its established strategy of "Seizing opportunities for major breakthroughs". The Group will also actively participate in the strategic restructuring of state-owned assets in Shanghai, step up its business development efforts, and exercise greater investment risk control so as to create an earnings structure with sustainable growth and better returns for our Shareholders.

On the real estate business, while capitalizing on its unique position with Shanghai background and the resources of its controlling shareholder, the Group will count on the extensive experience of the management in Shanghai's real estates market for the coming years. The Group will also participate in the strategic restructuring of state-owned real estate assets in Shanghai and increase land bank and premier properties in Shanghai and other cities in major provinces with an aim to enhance its overall profitability.

To further expand its toll road business, the Group will actively pursue projects with excellent earnings prospects by expanding toll road operations in Shanghai and other fast-growing provinces. The Group will devote more efforts in its water services projects so as to maximize economies of scale. Endeavours will be made to improve the vehicle's capital structure.

As to the medicine business, the Group will quicken its pace in finalizing the establishment of SI Pharmaceutical as a unified investment platform, and continue to adopt Chinese medicine and biomedicine as its principal development directions. Efforts will be devoted to consolidate our distribution network in the PRC, encourage new drug research and development and international cooperation.

On the consumer products business, the Group will focus its efforts in enhancing operational efficiency and profitability and will also leverage on its strong brand position to ensure steady profit contribution and cash flow from an enlarged revenue base.

With stable development in our business segments, the Company will enter a new and encouraging phase of growth.

Lastly, on behalf of the Board of Directors, I wish to thank our Shareholders, financial institutions and business partners for their unswerving support and continued patronage in these years, and extend my sincere gratitude to our management team and staff members for their total dedication and contributions in the development of the Group.



Cai Lai Xing
Chairman

Hong Kong, 21st April 2008

Group Business Structure

As at 31st December 2007

Shanghai Industrial Holdings Limited (363 HKSE)

- **Real Estate**
  - Shanghai Urban Development (59%)
- **Infrastructure Facilities**
  - Hu-Ning Expressway (100%)
  - Yongjin Expressway (30%)
  - General Water of China (50%)
- **Medicine**
  - Hangzhou Qingchunbao (55%)
  - Huqingyutang Pharmaceutical (51.0069%)
  - Xiamen TCM (61%)
  - Liaoning Herbapex (55%)
  - Sunway Biotech (70.41%)
  - Guangdong Techpool (51%)[1][2]
  - Changzhou Pharmaceutical (58.2%)[2]
  - MicroPort Medical (19.1%)
  - Shanghai Medical Instruments (99.5%)[2]
- **Consumer Products**
  - Nanyang Tobacco (100%)
  - Bright Dairy (25.171%)[3] (600597 SSE)
  - Wing Fat Printing (93.4%)
  - Lianhua Supermarket (21.17%)[2] (980 HKSE)
- **Others**
  - SMIC (9.78%) (981 HKSE)
  - Shanghai Information Investment (20%)

Notes:

(1) Subsequent to the year end date, Guangdong Techpool has announced the allotment of new shares raising RMB100 million. Upon completion of the transaction, the shareholding held by the Group in Guangdong Techpool will be diluted to 40.8%.

(2) The said interests are held by SI Pharmaceutical and its subsidiaries.

(3) In October 2007, the Company has announced acquisition of an additional 10.005% interest in Bright Dairy. Such transaction was completed in March 2008, and the shareholding of the Group in Bright Dairy was increased to 35.176%.

The Group recorded a turnover of HK$7,954 million for the year ended 31st December 2007, an increase of 16.1%. Profit attributable to shareholders rose 59.6% to HK$2,007 million. The increase in profit was mainly attributable to the robust growth in all principal businesses and the exceptional gain of HK$155 million derived from the disposal of its automobiles and parts business.

For the real estate business, the acquisition of Shanghai Urban Development was completed in late 2007, and its results will be consolidated in the Company's accounts in 2008.

Infrastructure facilities business contributed HK$355 million of profit to the Group. The toll revenue from Shanghai-Nanjing Expressway and Yongjin Expressway increased 22.3% and 32.3% respectively, while the consolidated sales revenue from General Water of China was 33.9% higher than the previous year.

As for the medicine business, steady growth was maintained for the various pharmaceutical products of the Group during the year with turnover increasing by 15.9% and generated HK$175 million of profit for the Group.

Remarkable growth was recorded for the results of the Group's consumer products business which contributed HK$966 million of profit. Record high results were achieved by both Nanyang Tobacco and Wing Fat Printing, and profit of Bright Dairy increased by 32.57% over last year.

Turnover


4%
42%
54%

2007 annual turnover HK$7,954 million

- Infrastructure Facilities HK$338 million
- Medicine HK$4,322 million
- Consumer Products HK$3,294 million

Net Business Profit contributed by each major business


6%
22%
11%
61%

- Infrastructure Facilities HK$355 million
- Medicine HK$175 million
- Consumer Products HK$966 million
- Real Estate and Information Technology HK$92 million

Real Estate

In 2007, the Company acquired a total of 59% equity interest in Shanghai Urban Development for a total consideration of HK$3,860 million in two transactions. The transactions were completed before the end of 2007 respectively. The operating results of Shanghai Urban Development will be consolidated into the accounts of the Company in 2008. Profit contribution from the real estate business during the year 2007 was immaterial.

During the year, a number of development projects of Shanghai Urban Development made good progress. Sales of Yi Town in Lot E of Urban Cradle, commencing between February and June 2007 in four phases, was well-received by the market. A total of 725 residential suites with an aggregate area of approximately 100,000 square meters were pre-sold, realizing pre-sale proceeds approximating HK$1,200 million. The second-hand market price of development projects surrounding the property has reached approximately HK$17,000 per square meter.



Construction work of Urban Development International Tower, a grade A office building project situated at the junction of Hongqiao Road and Guangyuan West Road in Xujiahui, was completed in June 2007. This is the first office-building project of Shanghai Urban Development. As at the end of December 2007, 93% of the building was successfully let. Tenants included well-known companies.

2007 is the second year for which Shanghai Urban Development has entered into the real estate market of Hefei. The Phase One of Rose City Project, with a saleable residential area totaling 130,000 square meters, commenced construction in July 2007 and topping-off of all buildings of Phase One took place in December. Pre-sale is expected to commence in June 2008.

The Changsha Toscana has a total saleable residential area of 176,500 square meters. Among the 207 residential suites with a saleable area of 51,200 square meters in Phase One, a total of 190 suites were pre-sold at the end of 2007, representing a sales ratio of 92%. As at the end of 2007, the Toscana Project realized pre-sale proceeds of HK$300 million which will be accounted for as turnover upon completion.

For the Kunshan Kuncheng Dijing Garden, sale of the Phase One high-rise buildings commenced in November 2007. As at the end of 2007, 117 suites out of the 137 suites offered were sold. Following topping-off of 33 villas in Phase One of Kuncheng Dijing Garden in May 2007, and with their external decoration works completed in September, the stage of laying urban pipelines such as electricity, gas and water had commenced at the year-end.

In 2007, based on requirements from relevant government authorities, Shanghai Urban Development fine tuned its preliminary plans for the Xujiahui Centre Project. These requirements covered such aspects as planning targets, urban facilities, city scenery as well as transportation network for the whole Xujiahui Centre area. The Company also actively assisted the government to conduct in-depth studies on the development and land reserve planning for the whole project of Xujiahui Centre occupying a total of 13.2 hectares of land. It also conducted financial analysis and feasibility studies in respect of various proposals.

In order to perfect its land bank and project system and ensure sustainable development of the enterprise in the long run, Shanghai Urban Development conducted in-depth analysis and study of several real estate projects in 2007 in accordance with its established strategies. These included targeting for municipalities directly under the central government and provincial capital cities along the Yongtze River, placing equal emphasis on residential and commercial properties, and maintaining land bank with a composition of development and investment properties. Among such projects, significant progress was made in the Wuxi Lihu Technology Building Project. In November 2007, Shanghai Urban Development successfully acquired the Wuxi Lihu Technology Building Project, which has a site area of approximately 24,041 square meters and a gross floor area of approximately 191,660 square meters, for a consideration of approximately HK$450 million. The Project, situated at the core area of Wuxi Lihu Economic Development Area and approximately 300 meters from Lake Tai, is planned to be a large scale and high-end commercial complex with a comprehensive product line including five-star hotels, service apartments, high-end offices and shops etc.

In June 2007, Shanghai Urban Development and Baohe District and Hefei City Planning Bureau entered into a skeleton agreement to jointly develop the South Second Ring Road Project at Huizhou Road, Hefei, Anhui Province. Situated at the junction of the Hefei old city and the lake rim new city area under construction, the project occupies a site area of 120,000 square meters, and is earmarked for commercial, hotel, office and residential developments with a total gross floor area approximating 400,000 square meters.

Set out below is a summary of the main property development projects of Shanghai Urban Development:

Project	Type of Property	Approximate Site Area	Total Gross Floor Area	Gross Floor Area Total/ Pre-sale in 2007	Interest attributable to Shanghai Urban Development	Date of Completion
Major Development Properties						
Urban Cradle (萬源城) Minhang District, Shanghai	Residential	Total site area: 943,000 square meters, of which 560,463 square meters residential area situated at Lots B, C, D, E & F	897,966 square meters	100,500 /100,500 square meters	90%	2007-2010, in phases
Urban Development International Tower (城開國際大廈), Xuhui District, Shanghai	Commercial	8,695 square meters	45,490.42 square meters	Leasing commenced and rented up to 93%	100%	2008
Toscana (托斯卡納) Changsha, Hunan Province	Commercial & Residential	180,541.33 square meters	193,683 square meters	56,016/44,182 square meters	55%	2006-2009, in phases
Rose City (玫瑰紳城) Hefei, Anhui Province	Commercial & residential	118,970.1 square meters	267,185 square meters	–	100%	2008-2009, in phases
Kuncheng Dijing Garden (琨城帝景園) Kunshan, Jiangsu Province	Hotel, commercial & residential	205,016.5 square meters	264,030.12 square meters	14,214/14,214 square meters	90%	2007-2009, in phases

Project	Type of Property	Approximate Site Area	Total Gross Floor Area	Interest attributable to Shanghai Urban Development
Major Future Development Property				
Xujiahui Centre (徐家滙中心), Xuhui District, Shanghai	Composite	132,000 square meters dividing into 6 parcels of land (35,343 square meters obtained)	629,000 square meters (168,414.75 square meters obtained)	60%, obtained the land use right of one parcel of land for composite use
Wuxi Lihu Technology Building (無錫蠡湖科技大廈) Wuxi Lihu Economic Development Area	Hotel & Commercial	24,041 square meters	191,660 square meters	100%

Major Development Properties

Urban Cradle (萬源城)

Lots B, C, D, E & F, Wan Yuan Residential Area, Minhang District, Shanghai, PRC

The Urban Cradle Project, located at the southwest of Shanghai and occupying a site area of 943,000 square meters, is the largest residential development project adjacent to the Shanghai Central Route. Shanghai Wanyuan Real Estate Development Co. Ltd., a 90% subsidiary of Shanghai Urban Development, has obtained the land use right for Lots B, C, D, E and F of Wan Yuan Residential Area. These will be developed into a multi-building urban residential area with a gross floor area of approximately 897,966 square meters. According to the plan, low-density villas and mid to high-end buildings are intended to be built there for an estimated population of 20,000.

Urban Development International Tower (城開國際大廈)

No. 386 Guangyuan Road West, Xuhui District, Shanghai, PRC

Urban Development International Tower is a grade A office building project with a site area of 8,695 square meters and a total saleable area of 45,490.42 square meters. As at the end of December 2007, 93% of the building were successfully let. Shanghai Urban Development intends to hold this project as investment property.

Toscana (托斯卡納)

Xiangfu Road, Yuhua District, Changsha, Hunan Province, PRC

Toscana is a commercial/residential development project with a site area of 180,541.33 square meters and a total gross floor area approximating 193,683 square meters. The planned constructions include townhouses, low-rise apartment buildings, multi-storey (small high-rise) apartment buildings, clubhouse, kindergarten and small-scale commercial buildings. The whole project is scheduled for completion before 2009.

Rose City (玫瑰绅城)

The 2nd Ring South Road, Hefei, Anhui Province, PRC

The property comprises a land for composite use with a site area of 118,970.1 square meters. The planned commercial and residential development is scheduled to be completed in phases since 2008. The total gross floor area for composite use is up to 267,185 square meters.

Kuncheng Dijing Garden (琨城帝景園)

South of Yingbin Road, west of Han Pu Tang, Zhoushi Town, Kunshan, Jiangsu Province, PRC

Kuncheng Dijing Garden has a good ecological environment as it is located adjacent to the 660 acre Kunshan Ecological Park. With a site area of 205,016.5 square meters and a total gross floor area of 264,030.12 square meters, the project will include 92 detached villas and 18 high-rise buildings, comprising a total of 1,304 suites.

Major Future Development Property

Xujiahui Centre (徐家滙中心)

Site 88, 150 Jiefang, Xujiahui, Xuhui District, Shanghai, PRC

Shanghai Urban Planning Administration Bureau has approved a site area of 132,000 square meters and a gross floor area of approximately 629,000 square meters for the development project. The project comprises six parcels of land located at the northwest of the sub-core area of Xujiahui, extending from Guangyuan Road and Guangyuan Road West on the north and west to Hongqiao Road on the south and Tianping Road and Grand Gateway on the east. At present, Shanghai Huan Yu City Investment Development Co. Ltd. (上海寰宇城市投資發展有限公司), a 60% subsidiary of Shanghai Urban Development has obtained the land use right of one parcel of the land which is for composite use. The property is conveniently located with connection to Route 1 of the subway and other transportation networks. Consisting of offices, five-star hotel and service apartments, the development is planned to become an entertainment and cultural activities hub.

Wuxi Lihu Technology Building (無錫蠡湖科技大廈)

Wuxi Lihu Economic Development Area, Wuxi, PRC

Wuxi Lihu Technology Building Project, which has a site area of approximately 24,041 square meters and a gross floor area of approximately 191,660 square meters, situated at the core area of Wuxi Lihu Economic Development Area and approximately 300 meters from Lake Tai, is planned to be a large scale and high-end commercial complex with a comprehensive product line including five-star hotels, service apartments, high-end offices and shops etc.

Infrastructure Facilities

In 2007, the Group's profit from infrastructure facilities amounted to HK$355 million, accounting for 22.3% of the Net Business Profit of the Group. Toll revenue from Hu-Ning Expressway and Yongjin Expressway increased by 22.3% and 32.3% respectively. The consolidated sales revenue of General Water of China increased by 33.9% last year. The profit contributed by infrastructure facilities increased by 6.6% after deduction of the gain on disposal of a project and the dividend income therefrom in 2006. With the completion of the widening works of Shanghai-Nanjing Expressway (Shanghai Section) by the end of 2008 from a four-lane to eight-lane carriageway, there will be considerable room for toll revenue growth from the infrastructure facilities segment.

Toll Roads

Shanghai-Nanjing Expressway (Shanghai Section)

Buoyed by the economic boom in China, car ownership continued to increase. This, coupled with the completion of the widening works of Shanghai-Nanjing Expressway (Jiangsu Section), the total traffic flow of Shanghai-Nanjing Expressway (Shanghai Section) grew to 25.50 million vehicles in 2007, of which passenger vehicles and goods vehicles accounted for approximately 75.91% and 24.09% respectively. Annual toll revenue increased by 22.3% to HK$338 million. The widening works of Shanghai-Nanjing Expressway (Shanghai Section) from a four-lane to eight-lane carriageway were in orderly progress and is scheduled for completion by the end of 2008. The toll revenue and compensation for the deficiency in toll revenue during the construction period received from line government amounted to HK$470 million. In accordance with the compensation system relating to shortfalls from the toll revenue cap, the rate of increase in profit is not in line with the increase in toll revenue. The profit of Hu-Ning Expressway was HK$362 million in 2007, representing an increase of 3.4% from last year.



After completion of the alteration and expansion works of Shanghai-Nanjing Expressway (Shanghai Section), the service capacity of the expressway will be enhanced significantly. This will enable it to cope with the rapid increase in the demand for passenger transportation in the Yangtze River Delta region. The traffic flow and toll revenue of the Section are expected to rise to a large extent.

Yongjin Expressway (Jinhua Section)

Since its completion and opening at the end of 2005, the project company of Yongjin Expressway (Jinhua Section) has organized different marketing activities to promote the usage of the expressway. Signs showing the way to the expressway were added in the urban areas and road junctions along the route of the expressway. Road network maps were distributed at the exit of the shroff offices and information such as driving guides were distributed in the serviced areas so as to familiarize the drivers with the roads and main streets adjacent to Yongjin Expressway. Traffic flow continued to increase. In 2007, the total traffic flow reached 4.20 million vehicles, of which passenger vehicles accounted for a larger percentage of approximately 62.25%. Annual toll revenue increased by 32.3% to HK$142 million. However, as interest rates increased several times in China during the year and bank loans increased in order to pay the latter stage construction costs, interest expenses in 2007 increased by more than HK$10.74 million over the last year. This, together with the increase in depreciation by nearly HK$14 million, offset most of the growth in toll revenue. The project company still incurred losses in 2007. Measures are taken to improve the situation.



Ningbo Round-the-City Expressway, West Route, an artery intersecting with Yongjin Expressway, was completed and opened at the end of December 2007. The toll preference enjoyed by container vehicles formerly using certain entrances and exits of the route was cancelled and the container vehicles had to enter and exit Yongjin Expressway (Jinhua Section) through the Caizhai shroff office. Moreover, Zhuyong Expressway is scheduled to open in the second half of 2008, and this is anticipated to have positive impacts on the traffic flow of Yongjin Expressway (Jinhua Section).

Water Services

Through continuing expansion, General Water of China has gained recognition among members of the industry in China. From its inception in 2003 to 2007, the company has been ranked by H2O-China.com as Top Ten Influential Water Service Companies for five consecutive years. As at the end of 2007, General Water of China has set up 14 project companies in nine districts with a total daily capacity of 4,543,000 tonnes. With total assets of HK$5,200 million, the company's annual revenue from principal business reached HK$466 million for the year, representing an increase of 33.9% over the corresponding period of the preceding year. In 2007, General Water of China focused on deepening the refinement of management of the projects in operation and strengthening the management of projects under construction to ensure quality and smooth progress of the construction works.

	Project Name	Project Type	Daily Production Capacity	Interest attributable to General Water of China	Location
1.	Project on reservoir and water induction works in Tiger Lake, Huzhou	Water supply	200,000 tonnes	100%	Zhejiang
2.	Sewage treatment project in eastern Wenzhou	Sewage treatment	100,000 tonnes	100%	Zhejiang
3.	Sewage treatment project in central Wenzhou	Sewage treatment	200,000 tonnes	70%	Zhejiang
4.	Sewage treatment project in the new district of eastern Huzhou	Sewage treatment	50,000 tonnes	100%	Zhejiang
5.	Water supply project in Xiangtan	Water supply	425,000 tonnes	70%	Hunan
6.	Sewage treatment project in river east of Xiangtan	Sewage treatment	100,000 tonnes	100%	Hunan
7.	Water supply and sewage treatment project in Chongqing Changshou Chemical Industrial Zone	Water supply Sewage treatment	240,000 tonnes 40,000 tonnes	100%	Chongqing
8.	Water generation project in Xiamen	Water generation	1,200,000 tonnes	45%	Fujian
9.	Sewage treatment project in Xiamen	Sewage treatment	818,000 tonnes	55%	Fujian
10.	Water supply project in Bengbu	Water supply	430,000 tonnes	60%	Anhui
11.	Project on sewage treatment plant in Longhua, Shenzhen	Sewage treatment	150,000 tonnes	90%	Guangdong
12.	"Yinshi Guo Wei" water supply project in Xianyang	Water supply	180,000 tonnes	50%	Shaanxi
13.	Water generation project in Xianyang	Water supply	300,000 tonnes	100%	Shaanxi
14.	City water supply project in Suifenhe	Water supply	110,000 tonnes	100%	Heilongjiang

For the water supply business of General Water of China, Bengbu GWC and Xiamen GWC expanded the coverage of their services by expansion of facilities and actively developing new customers. After commencement of production of their expanded facilities, the daily production scale of Bengbu GWC increased to 430,000 tonnes and that of Xiamen GWC also increased to 1,200,000 tonnes, leading to an increase in daily water production capacity by a total of 210,000 tonnes. General Water of China (Xiangtan) Co. Ltd. proposed the second adjustment of water supply price on the basis of proposals approved in 2005. Approval is expected by the end of 2008. Bengbu GWC was also actively negotiating with relevant authorities in respect of the adjustment of water supply price. A water supply price hearing was held in 2007. Endeavors will be made to achieve adjustment of price in 2008.

Among the seven sewage treatment projects of General Water of China, the projects held by Xiamen GWC Sewage and Wenzhou GWC Zhengyuan have been completed and are in operation, while the projects held by General Water of China (Chongqing) Co. Ltd. and General Water of China (Huzhou) Co. Ltd. were put into trial operation in the second half of 2007. The sale revenues of Xiamen GWC Sewage and Wenzhou GWC Zhengyuan were HK$233 million and HK$41.78 million respectively in 2007. Moreover, the construction works of the projects held by General Water of China (Wenzhou) Co. Ltd. and General Water of China (Shenzhen) Co. Ltd. were approaching their final stage at the end of 2007.



As for its water source business, General Water of China presently owns two reservoirs situated at Tiger Lake, Huzhou and Wuhuashan, Suifenhe respectively. The construction works of Tiger Lake reservoir in Huzhou mainly involved flood control and water supply in a capacity of 200,000 tonnes per day with pipelines having a total length of 39.7 kilometers. The total investment in the construction works is estimated to be approximately HK$824 million. The invitation for tender of the construction works completed in November 2007 and the reservoir is expected to be in use in the first half of 2008. In respect of the City Water supply project in Suifenhe, the Company planned to carry out the Wuhuashan reservoir construction works and build a new water plant. Preliminary works commenced in the first half of 2007 and completion and commencement of production are expected in 2010.

Medicine

The medicine business contributed HK$175 million profit to the Group, accounting for approximately 11.0% of the Group's Net Business Profit. After deducting the exceptional item last year, profit from the medicine business increased by 7.3% over the preceding year. During the year, the pharmaceutical business in China was still affected by lowering prices and rising costs. Nevertheless, the overall operating environment was becoming more favorable. Steady growth was maintained for the sales of various product series of the major subsidiaries of the Company. Overall turnover increased by 15.9% to HK$4,322 million.

In May 2007, the Company announced that the Group would inject the 55% equity interest in Hangzhou Qingchunbao, 51.0069% equity interest in Huqingyutang Pharmaceutical, 24% equity interest in Hangzhou Huqingyutang Drugstore

Co. Ltd., 55% equity interest in Liaoning Herbapex and 61% equity interest in Xiamen TCM to SI Pharmaceutical for a total consideration of RMB1,515 million (equivalent to approximately HK$1,619 million). SI Pharmaceutical would pay the consideration by raising funds through the placement of 107,220,000 new shares, of which the Company would subscribe for 46,770,000 shares at RMB14.13 per share. The transaction is being reviewed by relevant government authorities. Upon completion of the reorganization, the Group would basically have its pharmaceutical assets concentrated in SI Pharmaceutical, further improving the revenue from principal business and cash flow of SI Pharmaceutical and significantly enhancing its business scale. As at the end of 31st December 2007, SI Pharmaceutical had total assets of RMB3,186 million (equivalent to approximately HK$3,404 million), and its annual turnover and net profit were RMB2,850 million (equivalent to approximately HK$3,045 million) and RMB138 million (equivalent to approximately HK$147 million), representing an increase of 10.1% and 30.5% respectively over the corresponding period last year.

Chinese Medicine and Health Food

In 2007, the sales of Hangzhou Qingchunbao increased by 6.1% to HK$898 million, of which the sales of Qingchunbao health food accounted for 36.6%. During the year, the "Qingchunbao Yongzhen Tablets" achieved rapid sales growth by 25.5%, while the sales of "Qingchunbao Anti-ageing Tablets" increased by 6%. Hangzhou Qingchunbao will continue to consolidate its position in the Jiangsu, Zhejiang and Shanghai health food markets with gradual expansion into other provinces. During the year, "Shen Mai Injection" and "Dan Shen Injection" in the "Dengfeng" drug series achieved a turnaround in sales.


青春寶
永真片



During the year, the sales of "Huqingyutang Stomach Rejuvenation Tablets" amounted to HK$87.79 million and that of "Huqingyutang Qiangli Pipa Syrup" increased by 10.0% and 16.6% respectively over the previous year. Nevertheless, affected by negative reports made by the media, market confidence in the herba dendrobium products still remained low. The sales of the "Huqingyutang" health food were therefore directly affected and the growth in sales of its drug series was offset. Annual turnover of Huqingyutang Pharmaceutical was HK$253 million, representing an increase of 3.4% from last year.

The sales of Xiamen TCM grew by 17.3% in 2007. Among the company's "Dinglu" drug series, the sales of "Babaodan" grew rather rapidly by 54.8% over the same period last year. The sales of "Xinhuang Tablets" grew by 15.2%. Xiamen TCM's plant relocation will be completed before the end of 2008. The whole project requires HK$174 million. The design production capacity and production facilities of the new production plant will be able to better meet the business development requirements of the company.

In 2007, the sales of Liaoning Herbapex resumed growth and increased by 18.1% over the corresponding period last year. However, affected by lowering prices of its main product "Herbapex Rupixiao", profit margin dropped accordingly.

Biomedicine



The mode of marketing of medicinal products of Guangdong Techpool was well recognized by the medical profession. The sales of "Techpool Luoan" grew by 47.6% over last year, boosting the annual turnover of the company by 57.2% to HK$299 million, of which domestic sales accounted for 91%. In order to further expand its product market, Guangdong Techpool increased sales expenses during the year. In addition, raw material price increases and State designated decreases in some product prices led to increase in costs and a moderate decline in profit margins. Guangdong Techpool will continue to deepen and strengthen academic support, and will pay attention to and accelerate marketing and sales in the undeveloped A-grade hospital market.

Guangdong Techpool's new product "Kai Li Kang" is a State Category 1 new drug highly specialized for clinical treatment of cerebral infarct which requires longer induction and marketing efforts. Guangdong Techpool is committed on delivering quality products, focusing its efforts to penetrate 3A hospitals, and promoting sales through the endorsements of academic authorities and regional leading hospitals. In the coming year, Guangdong Techpool will focus on promoting the sales of "Kai Li Kang", making it a professional brand name, while maintaining sustained growth for "Techpool Luoan". It will thoroughly develop the existing product types as well as actively launch new products and expand into new markets.

Chemical Medicine

In 2007, consolidated turnover for Changzhou Pharmaceutical reached HK$1,390 million, representing an increase of 27.3% over the last year Of this, sales of raw pharmaceuticals and drugs accounted for HK$369 million and the balance was attributable to medicine circulation. In the beginning of 2007, one of its subsidiary, Changzhou Pharmaceutical Factory was approved as one of the first 10 enterprises in China designated for the production of basic pharmaceuticals used in urban communities and villages, with one of the basis pharmaceuticals reaching a 17.8% increase in sales over last year.

Changzhou Pharmaceutical will examine how it could optimize and adjust the production process of its existing raw pharmaceuticals and pharmaceutical products, and determine its optimization strategies and implementation plans step by step. It will promote sales of the company's products by strengthening invitation for tender of pharmaceutical products, increasing the number of sales outlets, making use of academic activities and conducting marketing activities with an entrepreneurial approach.

Sales of Major Products in 2007

Product Name	Type/Indication	Sales (RMB'000)	Change (%)
"Dengfeng" Shen Mai Injection	Cardiovascular	**293,639**	8.5%
"Dengfeng" Dan Shen Injection	Cardiovascular	**122,662**	1.7%
"Huqingyutang" Stomach Rejuvenation Tablets	Gastritis	**85,874**	4.5%
"Herbapex" Rupixiao Tablets	Gynaecological	**117,221**	5.8%
"Dinglu" Xinhuang Tablets	Anti-bacterial, anti-inflammatory, pain relieving	**88,387**	9.6%
"Qingchunbao" Anti-ageing Tablets	Immunity strengthening	**248,718**	1.3%
"Qingchunbao" Yongzhen Tablets	Health food	**38,455**	20%
"Qingchunbao" Beauty Capsules	Health food	**48,130**	–8.3%
"Huqingyutang" Herba Dendrobium Grain	Health food	**35,921**	–27.1%
"Techpool Luoan"	Urinary trypsin enzyme inhibitor	**192,820**	39.8%
"Changzhou Pharmaceutical" Captopril Tablets	Anti-hypertension	**61,050**	22.8%
"Compound Reserpine Tablets"	Anti-hypertension	**53,890**	12.1%

Medical Equipment

During the year under review, Shanghai Medical Instruments cut down import/export agency business and production of non-medical equipment in order to centralize its resources. Although this led to a decrease in turnover by 6.3% to HK$549 million, overall profits increased by 22.9%. Through updating product designs for the EL and 2F series of shadowless lamps, the company was able to lower the product costs and obtained considerable purchase orders from the government, resulting in an increase in sales of 30.9% to HK$26.08 million. In the coming year, the company will focus on expansion in both domestic and foreign markets. In addition to consolidating its position in the existing domestic markets and raising the rate of successful tenders offered by the government, the company will also actively expand its sales in the international market, especially new markets such as Egypt, Indonesia, Vietnam and Russia.

Products of MicroPort Medical continued to maintain rapid sales growth. The sales of its main products, coronary stent raised by 73.8%. However, due to intensive market competitions and lowering prices, part of the increase in turnover brought by growth in sales has been offset. In January 2008, the second generation drug-eluting stent developed by the company also obtained the Launch Approval Certificate from the State Food and Drug Administration.



Consumer Products

Turnover for the consumer products business increased by 15.7% over the preceding year to HK$3,294 million, while its profits increased by 70.5% to HK$966 million, accounting for 60.9% of the Group's Net Business Profit. The increase in profit is mainly due to outstanding performance of various enterprises in the consumer products business. Nanyang Tobacco and Wing Fat Printing both achieved record results with significant increase in profit. Profit contributed by Bright Dairy also increased by 32.57%. The increase was attributable to an exceptional gain of HK$155 million arising from the disposal of non-controlling equity interest in Huizhong Automotive, Wanzhong Automotive and SIIC Transportation Electric in 2007 for a consideration of RMB1,605 million. This helped boost the operating results of the Group's consumer products business.

Nanyang Tobacco



In 2007, Nanyang Tobacco achieved record results with turnover reaching HK$1,916 million, an increase of 17.0% over the previous year. Net profits amounted to HK$425 million. Of this, sales in the duty-free market grew by 47%, sales in the China market grew by 44% and sales in the Macau market grew by 57%. The increase in turnover resulted in record profits for the company.

In recent years, growth in the duty-free market has been encouraging. This is mainly due to the company's competitive pricing products versus other brands as well as its timely and stable source of supply. Increased efforts on advertising have also enhanced market awareness of the company's products. Nanyang Tobacco will develop new regional products based on the culture, consumer taste characteristics and smoking preferences of specific regional markets.

In recent years, with the emergence of advanced skills and technologies, Nanyang Tobacco is planning to carry out comprehensive reforms of its cut tobacco production lines and started two projects relating to production of expanded cut tobacco and alteration of cut tobacco production to further increase its competitiveness. After the completion of the comprehensive reforms, self sufficiency in supply of cut tobacco will be achieved and the present technology situation will be optimized, so as to expand production storage capacity and enhance product quality.

During the year under review, Nanyang Tobacco commenced various works for the certification of ISO9001:2000 quality assurance system. A Quality Handbook and Nanyang Tobacco Management Regulations based on its organizational structure and operating process was prepared, laying an important foundation for perfecting its corporate management.

Bright Dairy

Bright Dairy achieved revenue from principal business of RMB8,206 million (equivalent to approximately HK$8,767 million) and recorded a net profit of RMB213 million (equivalent to approximately HK$228 million), representing an increase of 10.25% and 32.57% respectively over the previous year.

In 2007, Danone Group and Bright Dairy reached an agreement to terminate their business cooperation while the use of the trademarks "BIO" (碧悠) and "Danone" would be ceased in phases. Accordingly, Danone Group should pay a total of RMB410 million (equivalent to approximately HK$438 million) to Bright Dairy as compensation for Bright Dairy's preliminary investments in the marketing of the relevant products. A compensation of RMB245 million (equivalent to approximately HK$262 million) was recorded in 2007 and the balance will be paid in 2008.


致优 震撼上市
致优

In 2007, Bright Dairy launched several new products to enrich its product series and to fill up the product market after the withdrawal of the "BIO" (碧悠) brand. Of such new products, a new brand of fresh milk product (致優) uses the low temperature ceramic membrane filtering technique, a new technique in Europe and the U.S. and introduced by Bright Dairy from France, which totally overthrows the traditional sterilization of milk by high temperature. In a low temperature status, natural fresh milk is filtered by passing through the ceramic membrane with holes of micrometer diameter. The nutrients of fresh milk including active ingredients and other natural vitamins and minerals can be retained. It is a type of fresh milk in which the nutrients are fully retained.

In October 2007, the Group announced the acquisition of a 10.005% interest in Bright Dairy from Danone Group for a total consideration of RMB477,425,383. The transaction has been approved by relevant government departments in March 2008. Following the acquisition, the Group's shareholdings in Bright Dairy increased from 25.171% to 35.176%.

Wing Fat Printing

In 2007, Wing Fat Printing achieved record results with turnover amounting to HK$1,600 million, an increase of 15%, and net profit reaching HK$182 million, an increase of 23%. Wing Fat Printing is among the largest packaging materials printers in Hong Kong and the mainland with nearly 90 years of operating history. It specializes in the printing of packaging materials for quality consumer products with focus on cigarette and alcohol packages. For the year ended 31st December 2007, printing of packaging materials business accounted for approximately 74% of overall gross profits.



Wing Fat Printing has established 15 production bases through its subsidiary and associate companies in Hong Kong and various provinces and cities in China. Today, it provides services and supplies products to 12 out of 31 qualified tobacco manufacturers with independent legal person status, and four of the top 10 wineries in the mainland. It has also established strategic partnerships with its major packaging materials printing clients in the form of joint ventures. Moreover, through its subsidiary, Hebei Yongxin Paper, Wing Fat Printing is also engaged in the business of containerboard production. Hebei Yongxin Paper is now the largest containerboard manufacturer in northern and northeast China with major advantages in this regional market. Containerboard production now accounts for approximately 25% of the overall gross profits of Wing Fat Printing.

Looking ahead, Wing Fat Printing will continue to concentrate on its cigarette packages precision printing business, making use of its extensive production network to increase its market share of packaging materials printing business of existing clients, and seek further strategic partnerships by leveraging on merger and acquisition opportunities so as to rapidly increase its share of the cigarettes packaging market.

During the year under review, the Group proposed to spin off Wing Fat Printing for listing on the Main Board of the Stock Exchange. The plan was approved by the Shareholders at an extraordinary general meeting of the Company. However, due to the volatile market conditions, the board of Wing Fat Printing decided to postpone the listing plan. Depending on the market situation, further announcements will be made when the company decides to relaunch the listing plan.

Lianhua Supermarket

Lianhua Supermarket achieved a turnover of RMB18,087 million (equivalent to approximately HK$19,324 million) and operating profit of RMB417 million (equivalent to approximately HK$446 million), representing a growth of 10.0% and 81.81% respectively over the same period last year. Attributable profit to shareholders amounted to approximately RMB268 million (equivalent to approximately HK$286 million), a growth of 11.05% over 2006.

As at 31st December 2007, the total number of outlets was 3,722, of which 111 were hypermarkets, 1,731 were supermarkets and 1,880 were convenience stores. The total number of franchised outlets reached 2,084, representing 56% of the total number of outlets of the Group. The overall same outlet sales growth of Lianhua Supermarket was significant, posting a growth of 10.45% over 2006, of which, the growth for hypermarkets, supermarkets and convenience stores were 10.6%, 10.8% and 7.1% respectively.

By adapting to the ever-changing consumer demand, the company's supermarket business has successfully transformed to high-end outlets in town centers. While establishing a new image, it has also paved a new road for the continuous development of its traditional supermarket business. In 2007, the company extended the transformation of its business model to middle-to-low-end outlets and obtained encouraging results. After transformation, average daily sales per outlet grew by 27% over last year.

Others

During the year, the sales of SMIC increased by 5.76% over the corresponding period of the preceding year to HK$12,088 million. In terms of operation, SMIC's capacity at the end of December 2007 increased to 185,250 8-inch-equivalent wafers per month, and maintaining a high utilization rate of 94%. For 2007, SMIC's wafer shipments and sales increased by 14.6% and 5.8% respectively, over 2006.



In order to mitigate the continuing DRAM pricing erosion, SMIC reduced its DRAM foundry services in the fourth quarter of 2007. SMIC successfully reduced its DRAM shipments by about 22% since the first quarter of 2007, excluding a single large shipment in the fourth quarter of 2007 to clear inventory of discontinued DRAM product lines. SMIC expected DRAM revenue as a portion of total revenue to decrease to below 20% in the first quarter of 2008, with further reductions throughout the remaining of the year. SMIC experienced solid growth in its non-DRAM business. Revenue from non-DRAM business increased by 13.5% to US$1,121 million in 2007, compared to US$988 million in 2006. Gross profit from non-DRAM business saw a 104% year-on-year increase in 2007. As more of its logic customers migrated to more advanced technology process nodes, SMIC's logic sales from 0.13 micron and 90-nanometer technology nodes also significantly increased by 42% over 2006.

In 2007, turnover of Shanghai Information Investment increased by 11.1% over the corresponding period of the preceding year. The major investment projects under Shanghai Information Investment performed well during the year. Shanghai Information Pipeline Co. Ltd. achieved relatively rapid growth in newly built pipelines and realized an annual net profit growth of 36.9% over the corresponding period of the preceding year. Dongfang Cable Network Co. Ltd. recorded annual net profit growth of 13.24% over the corresponding period of the preceding year. As at 31st December 2007, "Cableplus" services had 350,000 accumulated subscribers and subscribers of digital television increased to 330,000. A total of 689 km information pipeline was added and 481 buildings were newly added to the pipeline network.

	Year ended 31st December				
	2003	2004	2005	2006	**2007**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
RESULTS					
Turnover	2,825,978	3,428,939	6,025,285	6,851,023	**7,953,798**
Profit before taxation	1,570,254	1,685,401	1,449,603	1,736,712	**2,598,891**
Income tax expenses	(165,504)	(186,152)	(194,042)	(236,442)	**(281,893)**
Profit for the year	1,404,750	1,499,249	1,255,561	1,500,270	**2,316,998**
Attributable to					
– Equity holders of the Company	1,259,166	1,377,660	1,027,940	1,257,778	**2,007,262**
– Minority interests	145,584	121,589	227,621	242,492	**309,736**
	1,404,750	1,499,249	1,255,561	1,500,270	**2,316,998**
Earnings per share					
– Basic	HK$1.34	HK$1.45	HK$1.07	HK$1.30	**HK$1.98**
– Diluted	HK$1.33	HK$1.42	HK$1.06	HK$1.29	**HK$1.97**

	As at 31st December				
	2003	2004	2005	2006	**2007**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
ASSETS AND LIABILITIES					
Total assets	17,075,454	20,606,861	21,972,155	23,658,128	**40,400,006**
Total liabilities	(2,203,680)	(3,515,634)	(3,764,126)	(3,927,133)	**(11,972,417)**
	14,871,774	17,091,227	18,208,029	19,730,995	**28,427,589**
Equity attributable to equity holders of the Company	14,490,840	15,614,861	16,375,892	17,505,381	**22,693,962**
Minority interests	380,934	1,476,366	1,832,137	2,225,614	**5,733,627**
	14,871,774	17,091,227	18,208,029	19,730,995	**28,427,589**

Key Figures

	2007	2006	Change
Results			
Turnover (HK$'000)	**7,953,798**	6,851,023	16.1%
Profit attributable to shareholders (HK$'000)	**2,007,262**	1,257,778	59.6%
Earnings per share – basic (HK$)	**1.98**	1.30	52.3%
Dividend per share (HK cents)	**80**	52	53.8%
– interim (paid)	**37**	22	68.2%
– final (proposed)	**43**	30	43.3%
Dividend payout ratio	**40.4%**	40.0%	
Interest cover (note (1))	**26 times**	21 times	
Financial Position			
Total assets (HK$'000)	**40,400,006**	23,658,128	70.3%
Shareholders' equity (HK$'000)	**22,693,962**	17,505,381	29.5%
Net assets per share (HK$)	**21.18**	18.07	17.2%
Gearing ratio (note (2))	**11.3%**	10.0%	
Number of shares in issue (share)	**1,071,261,000**	968,504,000	

Note (1): (profit before taxation, interest expenses, depreciation and amortisation)/interest expenses

Note (2): interest-bearing loans/(shareholders' equity + minority interests + interest-bearing loans)


HK cents
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
Final dividend per share
Interim dividend per share


HK$
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2003
2004
2005
2006
2007
First half earnings per share
Second half earnings per share


HK$
21
18
15
12
9
6
3
0
2003
2004
2005
2006
2007
Shareholders' equity per share

I Analysis of Financial Results

1 Profit attributable to shareholders of the Company

For the year ended 31 December 2007, the Group recorded a profit attributable to shareholders of HK$2,007.26 million, an increase of HK$749.48 million or approximately 59.6% over 2006.

The increase in profit attributable to shareholders was mainly due to favorable operating growth of our respective businesses and the gain on disposal of our equity stakes in two jointly controlled entities and an associated company engaged in the automobiles and parts business.


HK$ million
2,000
1,600
1,200
800
400
0
2003
2004
2005
2006
2007
Profit for the first half of the year
Profit for the second half of the year

2 Profit Contribution from Each Business

The profit contributed by each business in the Group for the year 2007 and the comparative figures last year was summarized as follows:

	2007	2006	Change
	HK$'000	HK$'000	%
Real estate	**4,375**	–	N.A
Infrastructure facilities	**354,640**	614,694	(42.3)
Medicine	**174,505**	162,605	7.3
Consumer products	**966,150**	594,502	62.5
Information technology	**88,141**	(10,417)	N.A
Loss on share reform	–	(242,694)	note (1)

Note (1): losses of HK$214.96 million and HK$27.74 million on share reform of SI Pharmaceutical and Bright Dairy respectively

In July 2007, the Group completed the acquisition of a 40% equity interest in Shanghai Urban Development by way of capital contribution, thereupon Shanghai Urban Development has been accounted for as a jointly controlled entity of the Group. In October, the Group purchased an additional 19% equity interest in Shanghai Urban Development from Xuhui District State-owned Assets Administrative Committee ("Xuhui SAAC"). The transaction was completed by the end of December 2007 whereby Shanghai Urban Development has become a non wholly-owned subsidiary of the Group since the end of 2007 with its financial results being consolidated into the Group's accounts from the beginning of 2008. Since both transactions were completed during the second half of the year, profit contribution of the real estate business for the year has remained modest with the profit mainly contributed from the revaluation gain on investment properties.

Profit from the infrastructure facilities business for the year declined by approximately 42.3% as compared to last year. Such decline was mainly attributable to the inclusion of a profit of approximately HK$243.67 million from the disposal of a 10% equity stake in Pudong Container and a dividend income of approximately HK$38.42 million received therefrom in the profit contribution for last year. Excluding the effect on profit contribution in relation to Pudong Container, the infrastructure facilities business recorded a growth of approximately 6.6% for the year.

The medicine business was still affected by a number of factors including the pressure on product pricing, the hiking raw material cost and the strengthening of regulations on environmental protection. With measures taken by the pharmaceutical entities to increase turnover and control costs, profit contribution increased approximately 7.3% after netting a one-off loss recorded from the share reform last year.

Excluding the one-off loss from Bright Dairy's share reform plan in last year, the consumer product business recorded an increase in profit contribution of 62.5%, including a gain of HK$154.60 million from the disposal of three automobiles and parts entities, an attributable gain of RMB176 million from the disposal of Shanghai Kedi Convenience Store Co., Ltd. by Bright Dairy and reimbursements in relation to the early stage promotion and sales expenses for "BIO" and "Danone" brands of RMB80 million and RMB165 million respectively received under the shareholding reorganization with Danone Asia Pte. Ltd. With regards to operating results, Bright Dairy recorded a decline in operating profit due to a number of unfavorable factors including the surging advertising fees, channel fees and marketing fees. Key driver for the year's operating profit contribution in the consumer product business sector was the profit growth resulted from turnover increase achieved by Nanyang Tobacco and Wing Fat Printing, of which Nanyang Tobacco recorded an increase of 29.5% in net profit.

Shanghai Information Investment recorded a considerable growth in net asset upon injection by one of its shareholders of certain information and media related assets, which generated a profit of HK$67.48 million for the Group's information technology business. Continuous price drop for DRAM was still a burden on the results of SMIC, which recorded a loss for the year.

Full details of the operating performances and progress of individual businesses for the year 2007 are contained in the section headed "Business Review, Discussion and Analysis".

3 Turnover

The Group's turnover by principal activities for the year 2007 and prior year comparatives was summarised as follows:

	2007	2006	Increase
	HK$'000	HK$'000	%
Infrastructure facilities	**338,171**	276,419	22.3
Medicine	**4,322,141**	3,729,130	15.9
Consumer products	**3,293,486**	2,845,474	15.7
	7,953,798	6,851,023	16.1

Turnover in 2007 increased by approximately 16.1% over 2006. Driven by organic growth of business, double-digit turnover growth was seen across all business sectors, constituting one of the main reasons for the Group to hit a record high on its results.

The widening and alteration works of Shanghai-Nanjing Expressway has entered a critical stage. However, due to domestic economic growth, traffic flow still increased by 11.4% with daily section flow reaching 70,000 during the year and toll revenue recorded a year-on-year increase of 22.3%.

During the year, there were signs of recovery in the business environment for the pharmaceutical industry, however, development of the medicine business remained uncertain in face of challenges such as the hiking raw material prices and the tightening regulatory environment. Driven by sales growth of our chemical drugs and proprietary Chinese medicines, the Group's medicine business recorded an increase of 15.9% in turnover.

Turnover growth in the consumer products business was mainly attributable to the favorable growth rates in turnover achieved by Nanyang Tobacco and Wing Fat Printing. Turnover growth of Nanyang Tobacco reached 17.0%. Sales of manufacturing and subcontracting cigarette both enjoyed double-digit growth of which sales growth of manufacturing cigarette in duty-free shops and the PRC market has been most remarkable. Driven mainly by sales growth in cigarette and wine box packaging, Wing Fat Printing achieved favorable growth in turnover.

4 Profit before Taxation

(1) *Gross profit margin*

Gross profit margin for the year was 38.1%, representing an increase of approximately one percentage points compared to 37.1% last year. The main reason for the increase in gross profit margin despite the rising costs in general was that sales growth in Nanyang Tobacco and Wing Fat Printing was mainly focused on manufacturing cigarette, cigarette and wine printing and packaging products, which enjoyed higher gross profit margin.

(2) *Investment income*

The decrease in investment income was mainly due to a gain of approximately HK$268.07 million from the disposal of 10% equity interest in Pudong Container and a dividend income of approximately HK$38.42 million received therefrom were booked last year.

(3) *Other income*

Traffic flow at Shanghai-Nanjing Expressway increased as the domestic economy continued to grow, as a result the toll revenue deficiency compensation in relation to the widening and alteration works received for the year decreased to HK$131.71 million from last year's HK$171.76 million. Nevertheless, benefited from the Renminbi appreciation during the year, the net monetary assets denominated in Renminbi held by the Group recorded an increase in value of approximately HK$147.08 million, resulting in an overall increase in other income as compared to last year.

(4) *Share of results of jointly controlled entities*

During the year, the Group derived a profit contribution of HK$126.34 million from Huizhong Automotive, which, together with the information and media related assets injected into Shanghai Information Investment by one of its shareholders, resulted in an increase in the Group's net asset value and an accretion gain of HK$67.48 million, thus contributing to a remarkable improvement in the Group's share of profit of its jointly controlled entities.

(5) *Share of results of associates*

Share of profit of associates for the year remained basically unchanged as compared to last year. Due to continuous price drop for DRAM, our major associate, SMIC, still recorded a loss this year. As for Bright Dairy, the decrease in operating profit was offset by the gain on its disposal of Shanghai Kedi Convenience Store Co., Ltd. amounting to RMB176 million as well as the reimbursements in relation to the early stage promotion and sales expenses for "BIO" and "Danone" brands amounting to RMB80 million and RMB165 million respectively received under its shareholding restructuring with Danone Asia Pte. Ltd.

(6) *Net gain on disposal of interest in jointly controlled entities and associates*

The disposal of three entities engaged in automobiles and parts business was completed during the year, which recorded a disposal gain of HK$154.60 million by the Group.

5 Dividends

The Group adopts a stable growth dividend payout policy. The Board of Directors has proposed to declare a final dividend of HK43 cents per share, together with an interim dividend of HK37 cents per share, the total dividend amounts to HK80 cents per share for the year. The payout ratio was approximately 40.4%, an increase of 0.4% as compared with the payout ratio of approximately 40.0% in 2006.

II Financial Position of the Group

1 Capital and shareholders' equity

On 16 July 2007, the Group placed 96,900,000 new shares of HK$0.10 each at a price of HK$31.20 per share. Taking into account of such shares, together with the 5,857,000 shares issued pursuant to the exercise of share options by the staff during the year, the total number of shares of the Group in issue increased from 968,504,000 shares as at the end of 2006 to 1,071,261,000 shares as at 31 December 2007.


HK$ Billion
25
20
15
10
5
0
2003
2004
2005
2006
2007
Shareholders' equity

The Group maintained a sound financial position. During the year, the Group issued additional shares at a premium and reported an operating profit, thereby increasing its shareholders' equity by approximately HK$5,188.58 million to approximately HK$22,693.96 million as at 31 December 2007, after deducting the dividend actually paid during the year.

2 Indebtedness

(1) Borrowings

The Group obtained a five-year term and revolving syndication loan facilities of HK$3 billion last year through a wholly-owned subsidiary, SIHL Finance Limited. This arrangement not only provided re-financing for HK$1.6 billion syndication loans due in April 2007 with a lower interest rate, it also retains stand-by facilities at an attractive interest rate level for the Group.

As at 31 December 2007, the total borrowings of the Group amounted to approximately HK$3,630.49 million (2006: HK$2,186.85 million), of which 64.6% (2006: 83.3%) was an unsecured credit facility.

(2) Pledge of Assets

As at 31 December 2007, the following assets were pledged by the Group in order to secure general credit facilities granted to the Group:

(a) investment properties with a net book value of approximately HK$125,962,000 (2006: nil);

(b) plant and machinery with a net book value of approximately HK$40,044,000 (2006: HK$22,857,000);

(c) land and buildings with a net book value of approximately HK$258,610,000 (2006: HK$195,494,000);

(d) motor vehicles with a net book value of approximately HK$843,000 (2006: HK$82,000);

(e) properties under development with a net book value of approximately HK$1,584,019,000 (2006: nil);

(f) properties held for sale with a net book value of approximately HK$23,675,000 (2006: nil); and

(g) bank deposit of approximately HK$13,026,000 (2006: HK$560,000).

As at 31 December 2007, the Group had cancelled (31 December 2006: HK$180,322,000) the arrangement for the pledge of certain plant and machinery to an independent third party, which in return provided a guarantee to a bank in respect of a bank loan granted to the Group.

As at 31 December 2007, the Group had also cancelled (31 December 2006: HK$28,000,000) the arrangement for the pledge of certain time deposits in respect of banking facilities granted to group entities.

(3) Contingent Liabilities

As at 31 December 2007, the Group has given guarantees to banks in respect of banking facilities utilized by an entity controlled by Xuhui SAAC, a jointly controlled entity and associates of approximately HK$1,065.38 million (31 December 2006: HK$64.80 million) in total.

3 Capital Commitments

As at 31 December 2007, the Group had capital commitments mainly contracted for business development and investments in fixed assets of HK$1,984.68 million (31 December 2006: HK$1,275.06 million). The Group had sufficient internal resources to finance its capital expenditures.

4 Bank deposits and short-term investments

As at 31 December 2007, bank balances and short-term investments held by the Group amounted to HK$6,725.61 million (31 December 2006: HK$6,805.56 million) and HK$3,136.22 million (31 December 2006: HK$1,660.11 million) respectively. The proportions of US dollars, Renminbi and HK dollars were 23%, 64% and 13% (31 December 2006: 59%, 29% and 12%) respectively. Short-term investments mainly consisted of investments such as funds, equity linked notes, bonds and Hong Kong listed shares.

At present, the Group is in a net cash position. While having sufficient working capital and a healthy interest cover, there are sufficient financial resources and fund raising capabilities, the Group is monitoring market situation and seek opportunities to optimize capital structure should needs arise.

III Management Policies for Financial Risk

1 Exchange rate risk

The Group mainly operates in China and the Hong Kong Special Administrative Region and the exposure in exchange rate risks mainly arises from fluctuations in the US dollar, HK dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As the HK dollar and Renminbi are both under managed floating systems, the Group, after reviewing its exposure for the time being, did not enter into any derivative contracts aimed at minimising exchange rate risks during the year.

2 Interest rate risk

In order to exercise prudent management against interest rate risk, the Group will continue to review the market trend, as well as its business operations needs and its financial position, so as to arrange the interest rate hedging means as appropriate.

3 Credit risk

The Group's principal financial assets are bank balances and cash, equity and debt investments, trade and other receivables. The Group's trade and other receivables presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made according to the Group's accounting policy or where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of cash flows.

With respect to the credit risk of the Group's treasury operations, the Group's bank balances and cash, securities and debt investments must be placed and entered into with financial institutions of good reputation. There are strict requirements and restrictions as to the outstanding amount and credit ratings on equity and debt investments to be held, so as to minimise the Group's credit risk exposure.

Good corporate governance is vital to enterprise development. Throughout these years, the Company has made considerable efforts to maintain high standard of corporate governance. Through the establishment of internal control mechanisms, the Company has enhanced transparency and accountability for the operation of its businesses, and has assured that the operating and financial risks as well as the compliance of its business operation are effectively monitored, and Shareholders' interests are thus protected.

In accordance with the requirements of the Code on Corporate Governance Practices, the Company has, during the year, conducted an annual review on the effectiveness of the internal control system of the Company and its subsidiaries in addition to the internal audit conducted on all directly owned entities held by the Company. The scope of such review covered financial, operational and compliance controls and risk management functions. During the year, in view of the changes in rules and regulations, the Company had provided professional training to the financial officers of its member companies on matters concerning the implementation of income tax law for PRC enterprises, as well as related tax management and investment strategies among others.

With regard to information disclosure, the Group will, from time to time, provide Shareholders and investors with a wide range of business information, including but not limited to financial reports and operating results, the latest business news, as well as Shareholder related information, through various channels, but subject to strict compliance with internal guidelines on information dissemination to the public, so as to ensure such disclosures to the market are made in a fair, timely and accurate manner.

During the year ended 31st December 2007, except as disclosed in the section of Re-election of Directors in this Report, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

Corporate Governance Structure

The governance structure of the Company is designed to take into account the multi-discipline and cross-territory attributes of its businesses, with emphasis on highly efficient management. Set out below is the compositions of the Board of Directors of the Company and the governance structure of the Company:

Board of Directors
Executive Directors
Cai Lai Xing *(Chairman)*
Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Lu Ming Fang
Ding Zhong De
Zhou Jie *(Executive Deputy CEO)*
Qian Shi Zheng *(Deputy CEO)*
Yao Fang
Tang Jun
Independent Non-Executive Directors
Lo Ka Shui
Woo Chia-Wei
Leung Pak To, Francis


Board of Directors
Audit Committee
Lo Ka Shui (Committee Chairman)
Woo Chia-Wei
Leung Pak To, Francis
Executive Committee
Cai Lai Xing (Committee Chairman)
Cai Yu Tian
Lu Ming Fang
Zhou Jie
Qian Shi Zheng
Yao Fang
Remuneration Committee
Lo Ka Shui (Committee Chairman)
Woo Chia-Wei
Leung Pak To, Francis
Zhang Zhen Bei
Hu Zi Li
Management Executives
Cai Yu Tian
Zhou Jie
Qian Shi Zheng
Zhou Jun
Zhang Zhen Bei
Ni Jian Da
Investment Appraisal Committee
Head of the Investment Operations Department (Committee Chairman)
Company Secretary
Chief Financial Officer
Chief Legal and Compliance Officer
Hong Kong Headquarters
Administration and Human Resources Department
Company Secretarial Department
Corporate Communications Department
Finance Department
Information Technology Department
Internal Audit Department
Investment Operations Department
Legal Department
Shanghai Regional Head Office
Administration and Human Resources Department
Audit Department
Enterprise Management Department
Finance Department
Investment Planning Department

Board of Directors

The Board of Directors represents the highest level of authority in the governance structure of the Company. It is responsible for formulating the Company's long term business development strategies and operational direction, monitoring the Group's operations and financial performance, as well as leading and supervising the management to ensure thorough implementation of the Board's resolutions and effective performance of their duties.

- The Board has eleven members, of whom eight are Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun, and three are Independent Non-Executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.
- Mr. Cai Lai Xing and Mr. Cai Yu Tian are the Chairman and the Chief Executive Officer respectively.
- During the year, due to change in job duties, Mr. Zhou Jie was appointed an Executive Director and the Executive Deputy CEO of the Company; Mr. Qu Ding ceased to hold positions with the Company as an Executive Director, a Vice Chairman and the Executive Deputy CEO. Resolutions in relation thereto have been passed by all Directors of the Board, and announcement was made in accordance with the requirements of the Listing Rules.
- The members of the Board comprise experts from various professions who have served in relevant government authorities, enterprises or financial institutions in Mainland China or Hong Kong. They have extensive experience in corporate and financial administration, economic research and asset management.
- No members of the Board are related among themselves in terms of financial, business and family.
- Brief biographical details of the Directors and senior management are set out on pages 53 to 60 of this Annual Report and published in the Company's website *www.sihl.com.hk*. In all corporate communications, the Company had disclosed the composition of the Board according to the categories and responsibilities of the Directors.

Nomination of Directors

The nomination of the Directors is principally made by the controlling Shareholder of the Company recommending candidates to the Company, and considered by the Board on the basis of the candidates' working experience, profession and academic background, and the time and contribution they are able to devote to the Company. During the year, Mr. Zhou Jie was nominated for the position of Director of the Company and resolution regarding the appointment has been approved by all Directors of the Board. Mr. Zhou has served the Company since January 2002 as a Deputy CEO, and is well acquainted with the Company's operations. Details of his education and work experience are set forth in the Directors' and Senior Management Profiles of this Annual Report.

Re-election of Directors

Mr. Zhou Jie was appointed as an Executive Director and the Executive Deputy CEO of the Company in place of Mr. Qu Ding on 19th November 2007. In accordance with Code Provision A.4.2 set out in the Code on Corporate Governance Practices, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

On 26th November 2007, an Extraordinary General Meeting of the Company to consider, among others, the proposed spin-off and listing of Wing Fat Printing, a subsidiary of the Company was held. Pursuant to the above mentioned Code Provision requirement. Mr. Zhou Jie should be subject to election by Shareholders at such meeting. However, as the notice of the Meeting was issued ten days before the resolution for the appointment of Mr. Zhou Jie as Director was approved, as a matter of fact, information and resolution for election related to Mr. Zhou's appointment cannot be included in the agenda of such Extraordinary General Meeting, and Mr. Zhou was unable to be subject to election by Shareholders at the first general meeting in accordance with requirements of Code Provisions. Mr. Zhou will, in accordance with the Company's Articles of Association, retire and eligible for re-election at the forthcoming 2008 Annual General Meeting.

Each Director (including those Directors who are appointed with a specific term) is subject to be re-elected by rotation at least once every three years. The Directors retired and re-elected in accordance with the Articles of Association at the Annual General Meeting in 2007 were Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Yao Fang and Mr. Tang Jun. At the 2008 Annual General Meeting of the Company to be held on 30th May 2008, Mr. Cai Lai Xing, Mr. Zhou Jie and Mr. Qian Shi Zheng, Executive Directors, and Dr. Lo Ka Shui and Prof. Woo Chia-Wei, Independent Non-Executive Directors, shall retire by rotation in accordance with the Articles of Association of the Company, and Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei have offered themselves for re-election. The biographical details of the Directors to be re-elected at the 2008 Annual General Meeting are set out in the circular to Shareholders regarding proposed general mandates to repurchase shares and to issue shares and re-election of retiring Directors, to be dispatched to all Shareholders together with this Annual Report, so as to enable the Shareholders to make an informed decision on their election.

Term of Directors

According to the Directors' service agreement entered into between the Company and Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Ding Zhong De, Mr. Zhou Jie and Mr. Qian Shi Zheng (all of whom are Executive Directors) respectively, any party to the agreement may terminate the agreement by giving to the other party prior written notice. In addition, the Company also entered into letters of appointment with each of the remaining three Executive Directors and three Independent Non-Executive Directors, specifying an appointment term of three years, subject to renewal upon expiry.

None of the Directors has entered into any service agreement with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

As at the date of this Report, the years of services and term for each member of the Board are as follows:

Name of Directors	Positions in the Board	Years of service	Term of appointment
Executive Directors			
Cai Lai Xing	Chairman	12 Years	Any party to the agreement may terminate the agreement by giving to the other party prior written notice.
Cai Yu Tian	Vice Chairman and Chief Executive Officer	2.5 Years	Any party to the agreement may terminate the agreement by giving to other party prior written notice
Lu Ming Fang	–	6 Years	Until 31st December 2008, subject to renewal upon expiry.
Ding Zhong De	–	4 Years	Any party to the agreement may terminate the agreement by giving to the other party prior written notice
Zhou Jie	Executive Deputy CEO	6 Years	Any party to the agreement may terminate the agreement by giving to the other party prior written notice.
Qian Shi Zheng	Deputy CEO	6 Years	Any party to the agreement may terminate the agreement by giving to the other party prior written notice.
Yao Fang	–	5 Years	Until 31st December 2008, subject to renewal upon expiry.
Tang Jun	–	4 Years	Until 31st December 2008, subject to renewal upon expiry.
Independent Non-Executive Directors			
Lo Ka Shui	–	12 Years	Until 31st December 2010, subject to renewal upon expiry.
Woo Chia Wei	–	12 Years	Until 31st December 2010, subject to renewal upon expiry.
Leung Pak To, Francis	–	12 Years	Until 31st December 2010, subject to renewal upon expiry.

Responsibilities of Directors

Mr. Cai Lai Xing and Mr. Cai Yu Tian are the Chairman and the Chief Executive Officer of the Company respectively. The Chairman is mainly responsible for the management of the Board, providing leadership, ensuring that the Board works effectively, the Directors are properly briefed on issues arising at Board Meetings and the Directors receive adequate information, which must be complete and reliable, in a timely manner. The Chief Executive Officer is mainly responsible for the operation and management of the Group's businesses, leading the management executives and members of the management to perform their duties in accordance with the established business strategies and operation directions of the Board. The Company has adopted an Interpretation on the Responsibilities between the Chairman and the Chief Executive Officer for division of responsibilities between the two roles.

The functions of the Company's Independent Non-Executive Directors include participating in board meetings to bring an independent judgment on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct; taking the lead where potential conflicts of interests arise; scrutinizing the performance of the Company in achieving agreed corporate goals and objectives, and monitoring the reporting of performance. All Independent Non-Executive Directors are also members both of Audit Committee and Remuneration Committee of the Company. There is no material commercial transaction entered into between them and the Company, its controlling Shareholder and their respective subsidiaries, and they have no material interest in the principal operating activities. There was no evidence in any aspect which demonstrated that the guidelines relating to the assessment of the independence of Directors as set out in Rule 3.13 of the Listing Rules were not complied with. Each Independent Non-Executive Director has confirmed their independence according to Rule 3.13 of the Listing Rules for the year.

During the year, the Company has provided Mr. Zhou Jie, the newly appointed Director, the Memorandum of Responsibilities for Directors. Briefing sessions and training will be delivered to the Directors whenever necessary during their tenure to ensure that they are fully aware of their statutory responsibilities under the laws and regulations promulgated from time to time. Since Mr. Zhou Jie has joined the Company in January 2002, he has full understanding of the operations and business of the Company.

Maintaining close association with each of the Directors, the Company Secretary is responsible for ensuring that Board procedures and all applicable rules and regulations are followed, and offering advice and services to the Board members where necessary. Furthermore, the Company has established the Procedures for Directors to Seek Professional Advice in order to assist the Directors to discharge their duties. The Directors may seek independent professional advice according to such agreed procedures at the expense of the Company.

Moreover, the Company also arranged liabilities insurance for the Directors and officers of the Company and its subsidiaries, providing certain protection to the liabilities risks they may have involved in the discharge of their duties as well as to the possible legal claims made against the respective companies as a result.

Proceedings at Directors' Meetings

The time schedule for convening regular meetings of the Board (in this section it also refers to the Board Committees) during the year will be proposed to each Director at the beginning of the year, so that arrangements could be made by each Director for attending the meetings. During the year 2007, notices of regular board meetings and the relevant materials for board meetings were given not less than 14 days before the date of the meeting in accordance with the requirements of the Code on Corporate Governance Practices. In order to ensure that the Directors are given sufficient time to review the documents, the Company Secretary is responsible to send out the relevant materials for board meetings 3 days (excluding Saturday, Sundays and public holidays) before the date of the meeting. The management shall also ensure delivery of complete and reliable information to the Board.

The Company Secretary will confirm with the Directors if any matters are required to be included in the agenda for regular meetings of the Board. The Directors are given the contact information of the management or relevant employees, so that the Directors may have direct access to them where necessary and have their questions being answered by the management for better discharge of their duties as members of the Board.

Minutes of Board and its Committee meetings are kept by the Company Secretary and have recorded in sufficient detail the matters considered at the meeting, including any concerns raised by Directors or dissenting views expressed. Board meeting documents and related materials are open for inspection at any time by any Director. Drafts and full versions of minutes of meetings are to be sent to all Directors by the Company Secretary for their comment and records respectively within a reasonable time after the meeting is held. If a substantial Shareholder or a Director has a material conflict of interest in a matter to be considered by the Board, the matter will be dealt with at a regular board meeting to be attended by all Directors. If any resolution of the Board meeting involves material interests of any Director or any of his/her associates, such Director must abstain from voting and will not be counted in the quorum present at the meeting. According to the provisions of the Articles of Association, a Director holding 5% or more interests is regarded as having material interest.

In 2007, seven Board meetings were held by the Company, of which three were conducted in the form of written resolutions, with an attendance rate of 100%. Items reviewed including but not limited to 2006 annual results, 2007 interim, first quarter and third quarter results, continuing connected transactions involved certain lease arrangements with controlling Shareholder of the Company, the disposal of antomobile and components business, the acquisitions of equity interest in Shanghai Urban Development, the proposed spin-off and listing of Wing Fat Printing, and the change in Board members.

Code for Securities Transactions by Directors

Pursuant to the relevant provisions in the Model Code in Appendix 10 and the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules, the Company has established its own Code for Securities Transactions by Directors or Relevant Employees. Directors and employees holding positions of senior managers or above must comply with such code in dealing with the securities of the Company. The code of the Company was set on terms no less exacting than the required standards set out in the Model Code. Having made enquiries with all the Directors, it was confirmed that the requirements of the Model Code and the Company's code were fully complied with during the year 2007. The interests of Directors in the securities of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance), were set out on pages 63 to 64 of this Annual Report.

Delegation by the Board

The Company has established an Executive Committee, an Audit Committee and a Remuneration Committee under the Board. The Executive Committee has given clear directions on the authority of the management executives in particular on investment appraisal, capital commitment and financial support, supervise various functional departments in their daily operations and report to the Executive Committee. The Board will, in accordance with practical needs, review the delegation of authority where appropriate, to ensure a highly effective and clearly authorized management system.

Executive Committee

The Executive Committee is a decision-making administrative body under the Board, with the primary purpose of taking charge of the day-to-day business of the Company, ensuring the proper execution of the resolutions approved by the Board and the Shareholders respectively, reviewing major business activities and investments and reporting to the Board.

- As of the date of this Report, all members of the Executive Committee are Executive Directors, namely Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Zhou Jie, Mr. Qian Shi Zheng and Mr. Yao Fang.
- Mr. Cai Lai Xing is the Chairman of the committee.
- On 19th November 2007, due to change in job duties, Mr. Qu Ding ceased to be a member of the committee, and Mr. Zhou Jie was appointed to the committee on the same day.

Major Work Done by the Executive Committee

During 2007, the Executive Committee held twelve meetings (including written resolutions). The attendance rate was 100%.

Management Executives

The implementation of the decisions of the Executive Committee is delegated to the Management Executives and the functional departments. On 19th November 2007, Mr. Qu Ding ceased to be a member of the Management Executives, and Mr. Zhou Jie was appointed as a member on the same day. As of the date of this Report, members of the Management Executives are Mr. Cai Yu Tian, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Zhou Jun, Mr. Zhang Zhen Bei and Mr. Ni Jian Da.

Investment Appraisal Committee

The Company has established an Investment Appraisal Committee to appraise the Company's investment projects from different perspectives with professional competence and views given by various functional departments based on the Company's overall business investment strategies. After conducting comprehensive analysis and discussion of key project elements, such as industry background, organizational structure, business development plans, return on investment, financial risk and legal issues, the committee forms its independent professional advice and submits recommendations and reports to the Management Executives. Such appraisal will then be submitted to the Executive Committee for approval according to the procedures regarding corporate investment decision-making process. The Investment Appraisal Committee is mainly comprised of the functional departments at the Hong Kong headquarters. The members currently comprise of the Head of the Investment Operations Department, the Company Secretary, the Chief Financial Officer and the Chief Legal and Compliance Officer. During the year, the Investment Appraisal Committee conducted appraisals on seven projects.

Remuneration Committee

The Company established the Remuneration Committee under the Board, mainly responsible for reviewing the remuneration policy and structure of the Company as a whole and supervise the effective implementation of such policy, and makes recommendations to the Board on the establishment of a formal and transparent procedure for setting remuneration policy and structure in regard to the Directors and senior management.

- The committee comprises three Independent Non-Executive Directors – Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis and two representatives from the management - Mr. Zhang Zhen Bei and Mr. Hu Zi Li. Mr. Zhang is a Deputy CEO of the Company. Mr. Hu Zi Li is the officer in charge of the Company's Human Resources Department.
- Dr. Lo Ka Shui is the Chairman of the committee, while the Company Secretary acts as the Committee Secretary.
- On 19th November 2007, due to change in job duties, Mr. Qu Ding ceased to be a member of the committee, and Mr. Zhang Zhen Bei was appointed to the committee on the same day.
- The work of the Remuneration Committee during the year is set out below. The terms of reference for the Company's Remuneration Committee are published in the Company's website *www.sihl.com.hk*.

Major Work Done by the Remuneration Committee

During 2007, the Remuneration Committee held three meetings, one of which was in the form of written resolutions. The attendance rate was 100%. Matters considered include the proposal on distribution of bonuses to the Executive Directors for 2006 and the review of basic salaries of Directors for 2007, the annual review of salaries of senior management for 2007, review and recommendation on the employee incentive policy, as well as change in members of the committee.

According to the performance appraisal policy, the Company will carry out annual salary reviews of the employees taking into account its business performance, the individual performance of the staff and industry average to ensure that a reasonable and competitive compensation package is provided for its employees. To encourage employee performance, the Company also grants share options to employees of the position of assistant manager or above and to Executive Directors. During the year, as required by the Remuneration Committee, the Company compared and assessed the pros and cons of share incentive plan and the share option plan with an objective to review the effectiveness of the current employee incentive policy and refine the same.

Determination of Directors' Remuneration

The remuneration of the Directors was determined with reference to the operating results of the Company, market environment and Directors' responsibilities. Apart from the basic salaries, the Directors are entitled to discretionary bonuses, the availability of which is subject to the operating results of the Group, industry average and performance of the respective Directors. In determining the remuneration package of the Executive Directors, the Remuneration Committee will, if necessary, consult the Chairman and/or the Chief Executive Officer, or seek advices from professional consultants.

Directors' Remuneration

For the year ended 31st December 2007, the remuneration of each Director was as follows:

Name of Director	Director's fee and committee remuneration	Basic salaries and allowances	Bonuses	Equity-settled share-based payment expense	Retirement benefits scheme contributions	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Executive Directors						
Cai Lai Xing	–	3,103	2,000	110	266	5,479
Cai Yu Tian	–	2,251	1,900	1,062	193	5,406
Qu Ding (1)	44	1,988	1,590	70	171	3,863
Lu Ming Fang	200	626	–	66	128	1,020
Ding Zhong De	–	1,831	800	817	157	3,605
Zhou Jie (2)	–	188	107	4	16	315
Qian Shi Zheng	–	1,797	800	41	154	2,792
Yao Fang	200	936	186	–	33	1,355
Tang Jun	200	–	–	41	–	241
Independent Non-Executive Directors						
Lo Ka Shui	304	–	–	–	–	304
Woo Chia-Wei	292	–	–	–	–	292
Leung Pak To, Francis	292	–	–	–	–	292
	1,532	12,720	7,383	2,211	1,118	24,964

Notes:

(1) *Mr. Qu Ding ceased to be an Executive Director, a Vice Chairman and the Executive Deputy CEO of the Company.*

(2) *Mr. Zhou Jie was appointed an Executive Director and the Executive Deputy CEO of the Company. The salary figures represent Director's remuneration covering the period from the date of his appointment to 31st December 2007.*

Audit Committee

The Audit Committee is a standing committee under the Board which plays a vital role in corporate governance. The Audit Committee is mainly responsible for reviewing accounting policies and practices adopted by the Group. It also discusses matters related to financial reporting, as well as internal control and risk management, and reports to the Board with recommendations in respect of the above matters.

- The Audit Committee comprises three Independent Non-Executive Directors, namely Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.
- Dr. Lo Ka Shui is the Chairman of the committee, while the Company Secretary acts as Secretary for the committee.
- The work of the Audit Committee during the year is set out below. The terms of reference for the Company's Audit Committee are published in the Company's website *www.sihl.com.hk*.

Major Work Done of the Audit Committee

During 2007, the Audit Committee held four meetings, one of which was in the form of written resolutions. The attendance rate was 100%. Matters considered at the meetings included review of the Group's 2006 annual results, 2007 interim results, the fees for engaging external auditor to perform the audit work for 2006, non-audit projects and fees for 2007, and review of the Company's financial control, internal control, risk management system, and the internal audit reports.

The management shall ensure the completeness and reliability of the information provided to the Audit Committee, so as to allow the committee to effectively perform its duties. The Audit Committee may, if necessary, seek professional advice in accordance with the Procedures for Directors to Seek Professional Advice of the Company at the expense of the Company.

In considering the re-appointment of external auditor, the Audit Committee had taken into consideration its relationship with the Company and their independence in the provision of non-audit services. The external auditor has adopted internal policies and processes for maintaining independence, including but not limited to regular rotation of audit partners and staff.

Based on the results of the review and after taking into account the opinion of the management, the Audit Committee recommended the Board to re-appoint Deloitte Touche Tohmatsu as the external auditor of the Company for 2008, subject to approval by the Shareholders at the Annual General Meeting to be held on 30th May 2008. There has never been any former partner of the firm then auditing the accounts of the Company acting as a member of the Company's Audit Committee.

The Company has also established Policies on Provision of Non-audit Services by External Auditor, and reported to the Audit Committee each year on non-audit services provided by the auditor to the Group. The audit fee of the external auditor for the year 2007 was HK$8,549,000. During the year, the non-audit services provided to the Group by the Company's external auditor (including their affiliates) and the relevant fees were as follows:

Non-audit Services	**Fees** *HK$*
Financial due diligence for project acquisitions	610,000
Reporting accountant's fees	10,020,000
Taxation advisory fee	260,000
Others	20,000
	10,910,000

Preparation of Financial Statements

The financial statements and interim report of the Company for 2007 were prepared in accordance with and disclosure requirements set forth in Appendix 16 of the Listing Rules, Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards, amendments and interpretations issued by the Hong Kong Institute of Certified Public Accountants. The Board is responsible for preparing and reviewing the Company's accounts to ensure that they give a true and fair view on the financial position, profits and cash flows of the Company, and the Board's responsibility to present a balanced, clear and understandable assessment in all Shareholders' communications extend to the results and conditions of the Group, price-sensitive information and other information required to be disclosed under statutory requirements.

During the year, the management had provided the Board with sufficient and adequate information to review the Company's accounts, so as to enable the Board to make an informed assessment of the financial and other information put forth for approval. The Company has consistently applied applicable accounting policies, and had made prudent and reasonable judgments and estimates, and prepared its accounts on a going concern basis. The external auditor had stated their reporting responsibilities in the independent auditor's report on the relevant financial statements, which is set out on pages 71 to 72 of this Annual Report.

The attendance of individual Directors and committee members in 2007 is set out below:

	Meetings attended/Meetings held			
Member	Board	Executive Committee	Remuneration Committee	Audit Committee
Meetings held in the year	7	12	3	4
Executive Directors				
Cai Lai Xing	7/7	12/12	–	–
Cai Yu Tian	7/7	12/12	–	–
Qu Ding [1]	7/7	10/10	3/3	–
Lu Ming Fang	7/7	12/12	–	–
Ding Zhong De	7/7	–	–	–
Zhou Jie [2]	–	2/2	–	–
Qian Shi Zheng	7/7	12/12	–	–
Yao Fang	7/7	12/12	–	–
Tang Jun	7/7	–	–	–
Independent Non-Executive Directors				
Lo Ka Shui	7/7	–	3/3	4/4
Woo Chia-Wei	7/7	–	3/3	4/4
Leung Pak To, Francis	7/7	–	3/3	4/4
Committee members				
Zhang Zhen Bei [3]	–	–	–	–
Hu Zi Li	–	–	3/3	–
Attendance	100%	100%	100%	100%

Notes:

(1) *On 19th November 2007, due to change in job duties, Mr. Qu Ding ceased to hold positions with the Company as an Executive Director, a Vice Chairman, the Executive Deputy CEO and a member of the Executive Committee and the Remuneration Committee.*

(2) *On the same day, Mr. Zhou Jie was appointed an Executive Director, the Executive Deputy CEO of the Company, and a member of the Executive Committee.*

(3) *On the same day, Mr. Zhang Zhen Bei was appointed a Deputy CEO of the Company, and joined as a member to the Remuneration Committee.*

Internal Control

The Board is responsible to ensure that the internal control system of the Group is sound, proper and effective so as to safeguard the assets of the Company and investments of the Shareholders, and also endeavors to maintain sound risk management and internal control systems, for the purpose of providing early warning on risks exposed in business operations and financial management, and monitoring of the rationale behind decisions to be made in operations decisions and resources allocation. This will allow consistent and effective implementation of the systems, clear delegation of authority and responsibilities, and achievement of pre-determined objectives. The Group has established a series of internal management systems which include Investment Project Appraisal Policy, Project Manager Management Manual, Financial Management System, Budget System, Connected Transactions Reporting System, Guidebook on Internal Audit System, Internal Control System for pharmaceutical companies and Information Flow Guidelines. During the year, the board of directors of SI Pharmaceutical passed a resolution on "Self Review and Improvement Plan on Listed Company's Corporate Governance", the implementation of such will help SI Pharmaceutical to enhance its corporate governance standard.

The Company has established an Internal Audit Department which is mainly responsible for monitoring the internal control system of the Group (including all its major subsidiaries) to ensure prudent and proper operation of the respective companies. The audit covers financial, operational and compliance controls and risk management functions. The department conducts independent reviews, assessment and follow-up procedures, and reports to the Audit Committee and the Board regularly on a quarterly basis. The internal audit system is currently conducted in a cycle of three years. Internal audits will be conducted at every major entity under the Group for risk assessment purpose according to the significance of the individual projects. All these entities are assigned with designated officers to give feedback on audits made by the Internal Audit Department.

During the year, the Internal Audit Department conducted a review on the internal control system of the Company and its subsidiaries. The review covered all material controls, including financial, operational and compliance controls and risk management. The results of the review revealed that the internal control system of the Group as a whole was reasonable and proper and there were no material issues arisen from non-compliance of rules or inadequacy on internal controls. Such results had been submitted to the Audit Committee for its review and was also confirmed and accepted by the Board.

The Group strived to improve the highly effective management system, and achieve ideal operation targets with regulated management. During the year, the Company engaged a professional management consultant to review the management system and organization structure of the Company, so as to further improve division of functions, optimize management procedures and enhance highly effective management.

The Group has been focusing on product quality management. During the year, Changzhou Pharmacy medicament passed EU GMP certification, whereby quality management of medicine manufacturing, plant environment, equipment as well as staff, have been in strict compliance with related requirements. During the year, Hangzhou Qingchunbao has launched TQM, with the participation of all staff. The quality and responsibility awareness of staff have been significantly increased and quality standard enhanced. In 2007, principal qualification accreditations and awards obtained by Wing Fat Printing and its subsidiaries in 2007 were as follows:

Nature of Award	Company Awarded	Award
Management recognition for the standards of the printing and manufacture of paper based packaging products, books, magazines and calendars by the company	Wing Fat Printing	ISO9001:2000 Management System Certificate
Quality recognition for printing products, design and production of printing products	Chengdu Wing Fat Printing Co. Ltd.	ISO9001:2000 Quality Management System Recognition Certificate
Quality recognition for manufacture and sale of base paper and tipping paper for cigarette	Zhejiang Rong Feng Paper Co. Ltd.	ISO9001:2000 Quality Management System Recognition Certificate
Quality recognition for production and sales of printing products and decoration design for package	Xuchang Yongchang Printing Co. Ltd.	ISO9001: 2000 Quality Management System Certificate

Shareholders

Information for Shareholders and Investors

As at 31st December 2007, SIIC, the controlling Shareholder of the Company, held 546,804,371 shares (excluding interests in underlying shares and short positions) of the Company. The percentage of shareholding was 51.04%, and the percentage of public shareholding was 48.96%. In accordance with the SFO, shares held by substantial Shareholders of the Company and their respective associates in the Company and its associated corporations are set forth in the Report of the Directors of this Annual Report.

The Board will communicate with and address questions raised by Shareholders at annual general meetings. The Chairman of the Company and Chairman of committees under the Board (or their representatives) had attended the Annual General Meeting for 2007 and addressed questions raised by Shareholders. The Shareholders and the investors can from time to time by way of e-mails, telephone, in writing or company visits to express their valuable opinions and to communicate with the Company.

The Group disseminates information on business development on a timely basis through various channels to maintain transparency of its operation. Apart from information disclosed in the annual reports, interim reports and circulars to Shareholders, updated business development of the Group is also made public in press conferences and press releases, as well as on the Company's website *www.sihl.com.hk*. Apart from the Group's business information, the Company's website also provides access to the websites of the major entities under the Group. The Company meets with analysts and overseas institutional investors from time to time, and has an e-mail address *enquiry@sihl.com.hk* for the purpose of investor relations so as to facilitate better communication.

To cope with various asset acquisition, business reorganization and market financing activities, the Company organized thirteen separate activities for investors, including luncheon, briefing session for analysts, telephone conferences, company visits and road show, so as to allow the management to have an extensive contact with representatives from securities dealers and institutional investors, and to strengthen investor relations. Furthermore, the Company actively participated in a total of 11 investors' seminars in Hong Kong and overseas organized by large securities firms, and explained the latest development strategies and future directions of the Company to more than 400 institutional investors. This has allowed investors from various sectors to better understand the investment strategies, operation and prospects of the Group.

Proceeding at Shareholders' Meetings

The notice for the Annual General Meeting of 2007 was set out in the 2006 Annual Report and dispatched to all Shareholders on 30th April 2007. The Chairman had explained the procedures to demand a poll in such meeting, answered related questions raised by attending Shareholders, and the procedures were set out in a circular to Shareholders dated 30th April 2007. At the 2007 Annual General Meeting held on 30th May 2007, the Chairman proposed separate resolutions for each separate matter to be transacted at the meeting and demanded poll for all resolutions to be voted at the meeting with the power conferred to him by the Articles of Association. Tricor Secretaries Limited, the Share Registrar of the Company, was appointed as the scrutineer and was responsible for the arrangement of the voting procedures. The Company announced the results of the poll in the evening of the same day and published the same on the website of the Company at *www.sihl.com.hk* and the HKExnews website of the Stock Exchange at *www.hkexnews.hk* for inspection by Shareholders.

In 2007, in accordance with the requirements of the Listing Rules, written approvals from the controlling shareholder of the Company were demanded in lieu of convening of Shareholders' meetings, to approve certain continuing connected transactions of Wing Fat Printing and the disposal of automobile and components business, and the acquisition of equity interest in Shanghai Urban Development and other major transactions. Circulars to Shareholders with details of such transactions and related information were issued in accordance with the Listing Rules and related information was also published on the website of the Company at *www.sihl.com.hk* and the HKExnews website of the Stock Exchange at *www.hkexnews.hk* respectively.

Trading Platform of the Company's Shares

The Company currently maintains mechanisms for the trading of its shares in the Hong Kong, New York and London markets. Investors can trade ADR Level 1 shares set up by the Company in the over-the-counter market in the US. Each ADR represents 10 ordinary shares of the Company. Bank of New York, US, is the depositary of the Company's ADR. In addition, the shares of the Company are also admitted to the Automated Quotation System of London Stock Exchange. Investors in Hong Kong can obtain ADR quotes and shares listed in London for each trading day of the Company's shares through the media. The Company is a constituent stock of the MSCI China Free Index and HSCI Index.

Human Resources

Remuneration and Benefits Policies

A set of effective remuneration policies has been established to determine remuneration and benefits for all staff. Through its performance appraisal mechanism, the Company carries out annual reviews in accordance with its business performance, individual performance of the staff, and industry average, in order to provide a reasonable and competitive compensation package for its employees.

Staff (including Directors) salaries, allowances and bonuses totaled HK$722 million for 2007 (2006: HK$615 million). In order to ensure effective recruitment and successful retention of talents, the Company offers a compensation package to its staff that includes cash allowances, and medical and personal accident insurance. The Company operates a defined contribution pension scheme for its qualified employees. Furthermore, in compliance with Mandatory Provident Fund Schemes Ordinance, all employees are required to participate in the mandatory provident fund scheme. The assets of the two schemes are administered separately by independent custodian in accordance with relevant laws and regulations.

Share Options

Share options allow the Company to provide incentives to Directors, employees and eligible persons in a more flexible manner. Pursuant to the Share Option Scheme adopted by the Company on 31st May 2002, share options for 27,250,000, 10,000,000 and 5,000,000 shares were granted in September 2002, September 2005 and May 2006 respectively. The exercise price for the above batches of share options were HK$11.71, HK$14.89 and HK$17.10 per share respectively. The exercisable period of share options granted in September 2002 has expired. As at 31st December 2007, of the remaining 15,000,000 share options, 5,943,000 share options were exercised, while 383,000 share options were unexercised and lapsed.

In the year 2007, the weighted average closing price of the Company's Shares immediately before the respective dates on which the share options were exercised is HK$33.40 (2006: HK$16.16). Total consideration received for shares issued upon exercise of share options under the SIHL Scheme was approximately HK$90,459,000 (2006: HK$11,644,000).

The Group recognized an expense of approximately HK$5,460,000 for the year ended 31st December 2007 (2006: HK$10,872,000) in relation to the share options granted by the Company, in which approximately HK$4,048,000 (2006: HK$7,994,000) was related to options granted to the Group's employees and shown as staff costs, and the remaining balance represents share option expense for other ligible participants.

In addition, the Company adopted a share option scheme for Mergen Biotech on 28th May 2004. The first batch of share options for 63,400 Mergen Biotech shares was granted in December 2004. Mergen Biotech is a subsidiary in which the Company owns a 70.41% interest, the major assets of which is a 100 % stake in Sunway Biotech. Sunway Biotech is principally engaged in the development and production of anti-cancer drugs. The primary purpose for adopting the Mergen Biotech Scheme was to offer relevant employees the opportunity to acquire a stake in Mergen Biotech, encouraging them to perform their work with the aim to appreciate Mergen Biotech's value.

Details of the SIHL Schemes and Mergen Biotech Scheme are set out in note 37 to the financial statements.

Human Resources

The Group has an outstanding team of employees, which has complied with various working rules, codes, principles and moral standards established by the Company. The continued and due diligence efforts of the employees taking up respective responsibilities are the necessary driving forces behind the sustainable growth of the Group.

The Group had a total of 14,208 employees, representing an increase of 7.2% over 2006, mainly due to the completion of controlling equity interest in Shanghai Urban Development in the year. Of all the employees, 96.02% were stationed in Mainland China (2006: 95%) and the remaining 3.98% (2006: 5%) were Hong Kong employees. The average age of the employees was 36 (2006: 37), whereas the average year of service was 8 (2006: 10). The ratio of male to female staff was 58:42 (2006: 59:41). About 23% (2006: 20%) of the employees were university degree holders or above. The distributions of employees according to business sector or work nature are as follows:


42%
58%
Male
Female


4%
96%
Hong Kong
Mainland China

The Company has been committed to continued staff training. During the year, the Company offered various training programs to staff, which covered financial and tax management, new tax laws promulgated in Mainland China, internal control and interpretations of laws and regulations. The Company also sponsored its staff at every level to enroll in appropriate courses through the sponsorship scheme for further studies established by the Company, so as to encourage employees to continue their education, add value for themselves and the Company.


6.40%
21.38%
0.10%
72.12%
Consumer goods
Infrastructure facilities
Medicine
Real estate


12.0%
15.0%
30.3%
42.7%
Management
Sales and purchase
Production and quality control
Research and others

Social Responsibilities

Environmental protection has been a social topic of everyone's concern. During the year, the Group and related subsidiaries have implemented related measures in this regard to enhance environmental protection. Hu-Ning Expressway assessed and analyzed existing projects and projects under construction, and exercised strict control over voice pollution, exhaust gas discharge, silting up of sewage tunnels, waste cleaning, and developed green zones along the road. Reports on environment impacts for its reconstruction and expansion projects have been approved by relevant government departments in the year.

The headquarters of the Company has also been advocating for a healthy and clean working environment, to reduce paper usage and establish an effective filing system, so as to meet environmental protection requirements. In addition, the Company has liaised and confirmed with financial printers to make use of certified environmental protection paper, whenever possible and practical, in preparing documents to be delivered to Shareholders in 2008, so as to make contribution for environmental protection. During the year, the Company and its subsidiaries have also participated in a variety of charity activities in Hong Kong and Mainland China, including but not limited to poverty alleviation, scholarship and related grant and loan, disaster assistance and relief, making donations in cash or in substance to charitable organizations, to share with people in need, and to contribute to the society.

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st April 2008

Directors

Executive Directors

Mr. CAI Lai Xing

Mr. Cai, aged 65, was appointed the Chairman of the Company in March 1996. He graduated from Tongji University. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government's Research Office. He has decades of experience in economics, finance and enterprise management. In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist. Mr. Cai is presently a member of the National Committee of the Chinese People's Political Consultative Conference.

Mr. CAI Yu Tian

Mr. Cai, aged 58, was appointed an Executive Director, the Vice Chairman and the Chief Executive Officer of the Company in December 2005. He is also an executive director and the president of Shanghai Industrial Investment (Holdings) Co. Ltd. Concurrently he is the chairman of Shanghai Urban Development (Holdings) Co. Ltd., Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and General Water of China Co. Ltd. Mr. Cai obtained a master's degree from East China Normal University with major in world economics, and was a research associate. Mr. Cai had been the manager of Zhong Hua Enterprises Co. and the vice chairman of Shanghai Gu Bei Joint Development Co. During the period from September 1987 to November 2005, he had been the Deputy Director and the Director of the Shanghai Municipal Housing Administration Bureau, the Director of the Shanghai Municipal Housing and Land Administration Bureau and the Director of the Shanghai Municipal Housing, Land and Resources Administration Bureau respectively. Mr. Cai has more than 20 years' experience in real estate, economic and administrative management.

Mr. LU Ming Fang

Mr. Lu, aged 51, joined the Company in January 2002. He is an Executive Director of the Company and Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"), the chairman of Shanghai Industrial Pharmaceutical Investment Co. Ltd. ("SI Pharmaceutical") and S.I. Pharmaceuticals Group Ltd., and a non-executive director and the deputy chairman of Lianhua Supermarket Holdings Co. Ltd. He graduated from Fudan University with a master's degree in economics and The Chinese University of Hong Kong with a master's degree in professional accountancy, and is designated a senior economist. Mr. Lu joined SIIC in July 1995. He was the Chief Executive Officer of the Company, deputy general manager of the assets management department of SIIC, a director and executive deputy general manager of Shanghai S. I. Capital Co. Ltd., director and general manager of Shanghai Industrial United Holdings Co. Ltd. (now SI Pharmaceutical), assistant president and vice president of SIIC and general manager of its finance and planning department. He has over 20 years' management experience, including over 10 years' working experience in investment banking and listed companies.

Mr. DING Zhong De

Mr. Ding, aged 58, was appointed an Executive Director of the Company in January 2004. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in May 1997. He is an executive director of SIIC and is the chairman of Nanyang Brothers Tobacco Co. Ltd. He is also a director of The Wing Fat Printing Co. Ltd. and the chairman of the supervisory committee of Shanghai Industrial Pharmaceutical Investment Co. Ltd. Mr. Ding obtained a master's degree in science from Fudan University and holds the designation of senior economist. He was the Deputy Director of the Shanghai Municipal Party Committee's Research Office. He has extensive experience in economic research and enterprise management.

Mr. ZHOU Jie

Mr. Zhou, aged 40, joined the Company in January 2002 and was appointed an Executive Director and the Executive Deputy CEO of the Company in November 2007. He is also the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") and a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd., The Wing Fat Printing Co. Ltd. and Shanghai Information Investment Inc., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd., and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. Mr. Zhou graduated from Shanghai Jiaotong University with a master's degree in management science and engineering. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanquo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He joined SIIC in May 1996 and previously held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years' experience in investment banking and capital markets operation.

Mr. QIAN Shi Zheng

Mr. Qian, aged 55, was appointed an Executive Director and a Deputy CEO of the Company in January 2002. He is also a director of Shanghai Urban Development (Holdings) Co. Ltd. He graduated from Fudan University with a master's degree in economics and a doctorate degree in management. He was the deputy head and associate professor of the faculty of accountancy at Fudan University. He joined Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") in January 1998, and served as chief accountant and the general manager of the internal audit department. Currently, he is a vice president of SIIC, the vice chairman of Haitong Securities Co. Ltd. and a director of Shanghai Pudong Development Bank Co. Ltd. He has over 20 years' experience in theory and practice of finance and accounting.

Mr. YAO Fang

Mr. Yao, aged 38, was appointed an Executive Director of the Company in May 2003. He is also a vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"). Mr. Yao is a director and the president of Shanghai Industrial Pharmaceutical Investment Co. Ltd., the chairman of Shanghai Medical Instruments Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Guangdong Techpool Biochem Pharma Co. Ltd., Hangzhou Huqingyutang Pharmaceutical Co. Ltd and Shanghai Sunway Biotech Co. Ltd. He is also the vice chairman of Hangzhou Huqingyutang Drugstore Co. Ltd. and a director of Xiamen Traditional Chinese Medicine Co. Ltd., Liaoning Herbapex Pharmaceutical (Group) Co. Ltd., Changzhou Pharmaceutical Co. Ltd. and MicroPort Medical (Shanghai) Co. Ltd., and a non-executive director of Lianhua Supermarket Holdings Co. Ltd. He graduated from The Chinese University of Hong Kong with a master's degree in business administration. After working for Bank of Communications (Shanghai branch) and Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.), Mr. Yao joined SIIC in April 1996. He has over 10 years' experience of money and capital markets operations.

Mr. TANG Jun

Mr. Tang, aged 41, was appointed an Executive Director of the Company in June 2004. He is the general manager of the internal audit department and deputy general manager of the finance and planning department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from University of South Australia with a master's degree in business administration. Mr. Tang holds the designation of senior auditor, and is an associate of the Chinese Institute of Certified Public Accountants. Mr. Tang was the Deputy Director of the Foreign Funds Utilization Auditing Department, Shanghai Municipal Auditing Bureau, and has over ten years' practical experience in the fields of auditing and finance.

Independent Non-Executive Directors

Dr. LO Ka Shui

Dr. Lo, aged 61, was appointed an Independent Non-Executive Director of the Company in March 1996. He graduated with Bachelor of Science Degree from McGill University and a M. D. from Cornell University. He is also certified in Cardiology. He has more than 28 years' experience in property and hotel development and investment both in Hong Kong and overseas. He is the Chairman and Managing Director of Great Eagle Holdings Limited and the Non-Executive Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited and some other publicly listed companies in Hong Kong. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority.

Prof. WOO Chia-Wei

Prof. Woo, aged 70, was appointed an Independent Non-Executive Director of the Company in March 1996. He is currently Senior Advisor of Shui On Holdings Limited and President Emeritus of the Hong Kong University of Science and Technology. In 2007, he served on the Commission on Strategic Development and the Chinese People's Political Consultative Conference. In addition, Prof. Woo is an independent non-executive director of First Shanghai Investments Ltd., Lenovo Group Limited, IDT International Limited and Synergis Holdings Ltd. (all listed on the Hong Kong Stock Exchange).

Mr. LEUNG Pak To, Francis

Mr. Leung, aged 53, was appointed an Independent Non-Executive Director of the Company in March 1996. He has over 27 years of experience in corporate finance involving in capital raisings, mergers and acquisitions, corporate restructuring and reorganisation, investments and other general corporate finance advisory activities in Hong Kong and China. In 1980, he graduated with a master's degree in business administration from University of Toronto, Canada.

Senior Management

Mr. ZHOU Jun

Mr. Zhou, aged 39, was appointed a Deputy CEO of the Company in December 2005. He is also the vice chairman of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and a director of Shanghai Urban Development (Holdings) Co. Ltd. and General Water of China Co. Ltd. He graduated from Nanjing University and Fudan University with a bachelor's and a master's degree in economics (international finance). Mr. Zhou worked for Guotai Securities Co. Ltd. (now Guotai Junan Securities Co.) before joining SIIC in April 1996. He is an assistant president of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC") and the chairman of Shanghai Luqiao Development Co. Ltd. Management positions he had held within the SIIC group of companies were a deputy general manager of SIIC Real Estate Holdings (Shanghai) Co. Ltd., a deputy general manager of Shanghai United Industrial Co. Ltd. (now Shanghai Industrial Pharmaceutical Investment Co. Ltd.), chairman and general manager of Shanghai Galaxy Investment Co. Ltd. and general manager of the strategic investment department of SIIC. Mr Zhou has more than 10 years' professional experience in securities, finance, real estate and project planning.

Mr. ZHANG Zhen Bei

Mr. Zhang, aged 53, was appointed a Deputy CEO of the Company in November 2007. He is also an assistant president, the general manager of the human resources department of Shanghai Industrial Investment (Holdings) Co. Ltd. ("SIIC"), as well as a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd. Being a graduate of Shanghai University, Mr. Zhang also has a master's degree in business administration and holds the designation of international business engineener (Economist). Mr. Zhang joined SIIC in 1992, and had held the positions of the personnel director and vice president of Shanghai Overseas Company, and vice president of Shanghai International Holding Corp. GMBH (Europe). He had also been appointed as section officer and deputy personnel director of Shanghai Foreign Economic Relations & Trade Commission. Mr. Zhang has more than 20 years' experience in international business and human resources management.

Mr. NI Jian Da

Mr. Ni, aged 45, was appointed a Deputy CEO of the Company in March 2008. He is also a director and the general manager of Shanghai Urban Development (Holdings) Co. Ltd. ("Shanghai Urban Development"). He graduated from Shanghai University and La Trobe University of Australia with a master's degree in business administration. Mr. Ni was the general manager of Shanghai Xuhui Real Estate Management Co. Ltd., a deputy general manager of Shanghai Urban Development and the general manager of the real estate department of China Huayuan Group Ltd., and has more than 20 years' professional experience in the real estate, economic and management. Mr. Ni was elected member of the Shanghai Municipal People's Congress in 2003, and received the honors as one of the 25 Chinese Entrepreneurs with Most Reforming Ideas, among the Top Ten Persons of the Year Elected by the 2006 China International Real Estate and Archi-tech Fair, one of the 2007 Boao Forum Most Influential Persons in China's Real Estate Industry in 20 Years and one of the Top Ten Entrepreneurs in the Shanghai Real Estate Sector in 18 Years in 2005.

Ms. WONG Mei Ling, Marina

Ms. Wong, aged 41, joined the Company in March 1997 and was appointed the Company Secretary of the Company in October 2004. She is a Fellow both of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She graduated from City University of Hong Kong with a bachelor of arts degree in accountancy. She also holds a master's degree in business administration awarded by the University of Wales and the University of Manchester in the United Kingdom. Ms. Wong has 15 years of professional experience in corporate services.

Mr. LEUNG Lin Cheong, Roger

Mr. Leung, aged 54, joined the Company in March 1996 and was appointed Chief Legal and Compliance Officer of the Company in October 2004. He is also the general manager of the legal and compliance department of Shanghai Industrial Investment (Holdings) Co. Ltd. He is a Fellow of The Institute of Chartered Secretaries and Administrators, The Hong Kong Institute of Chartered Secretaries, The Chartered Institute of Management Accountants and the Hong Kong Institute of Certified Public Accountants. He also holds a master's degree in laws from University of London and a master's degree in business administration from Brunel University in U.K. in conjunction with Henley Management College. He has many years of management experience in legal affairs and compliance, listed corporate secretarial practice and administration.

Ms. CHAN Yat Ying, Cherie

Ms. Chan, aged 40, joined the Company in November 1996 and was appointed Chief Financial Officer of the Company in September 2004. Ms. Chan is also a deputy general manager of the finance and planning department of Shanghai Industrial Investment (Holdings) Co. Ltd. She graduated from University of Hong Kong with a bachelor's degree in social sciences. She also holds a master's degree in financial management awarded by the University of London. Ms. Chan is a member of the Association of Chartered Certified Accountants, the Hong Kong Institute of Certified Public Accountants and the Chinese Institute of Certified Public Accountants. Ms. Chan has extensive working experience in banking and accounting professions.

Senior Management of Member Companies

Mr. WEN Song Quan

Mr. Wen, aged 61, is the chairman of The Wing Fat Printing Co. Ltd. He is also the chairman of Xuchang Yongchang Printing Co. Ltd., Zhejiang Rongfeng Paper Co. Ltd. and Chengdu Wing Fat Printing Co. Ltd. Mr. Wen graduated from the Shanghai Academy of Printing. He was the deputy head of the Shanghai No. 10 Printing Factory, the head of the People's Printing Machinery Construction Factory, deputy head of the Committee of China Packaging Technology Association and general manager of the Shanghai Packaging Company. Mr. Wen has extensive experience in printing management.

Mr. WANG Zheng Gang

Mr. Wang, aged 57, is the chairman and the general manger of SIIC Management (Shanghai) Ltd. He is also a vice chairman of Zhejiang Jinhua Yongjin Expressway Co. Ltd. and Bright Dairy and Food Co. Ltd. and a director of Shanghai Urban Development (Holdings) Co. Ltd. and Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd., and a non-executive director of Semiconductor Manufacturing International Corporation. He graduated from the School of Management of Fudan University with a master's degree in economics. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. Mr. Wang has over 30 years' experience of enterprise management.

Mr. JIANG Ben Fu

Mr. Jiang, aged 62, is a director and the general manager of Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd. and a director of Zhejiang Jinhua Yongjin Expressway Co. Ltd. and SIIC Management (Shanghai) Ltd. He graduated from Jiangxi Finance and Economy Institution majored in accountancy, and he is designated an accountant. He was the deputy general manager of CNTIC Nan Fang I&E Co. and has over 30 years' experience in finance and enterprise management.

Mr. CHEN Shu Zi

Mr. Chen, aged 60, is the vice chairman and the general manager of Nanyang Brothers Tobacco Co. Ltd. He graduated from Fudan University with a master's degree in economics management. He was a director and deputy general manager of Shanghai Rubber Tyre (Group) Ltd. He has extensive working experience in enterprise management.

Mr. JIN Guo Ming

Mr. Jin, aged 47, is a director and the general manager of The Wing Fat Printing Co. Ltd. He is the chairman of Hebei Yongxin Paper Co. Ltd., the vice chairman and the general manager of Zhejiang Rongfeng Paper Co. Ltd. and a director of Xuchang Yongchang Printing Co. Ltd. and Chengdu Wing Fat Printing Co. Ltd. He graduated from Zhejiang Institute of Metallurgy Economic. He holds the designation of international business engineerer. Mr. Jin has over 20 years of experience in the printing industry.

Mr. SUN Wei Guo

Mr. Sun, aged 56, is a deputy general manager of Shanghai Industrial Pharmaceutical Investment Co. Ltd. He is the chairman and the general manager of Changzhou Pharmaceutical Co. Ltd., and the chairman of Chifeng Arker Pharmaceutical Technology Co. Ltd. and SI United Changcheng Pharmaceutical Co. Ltd. He graduated from East China Normal University with a master's degree, and holds the designation of economist. He was the deputy chief of Shanghai Dongfeng Farm and general manager of Shanghai Xiangming General Company. He has several decades' experience in enterprise management.

Mr. WANG Zhen

Mr. Wang, aged 50, is the deputy general manager of Shanghai Industrial Pharmaceutical Investment Co. Ltd. He is a director and the general manager of Shanghai Medical Instruments Co. Ltd. He is also a vice chairman of China Association for Medical Devices Industry and Shanghai Medical Instrument Trade Association. Mr. Wang graduated from Macau University of Science and Technology with a master's degree in business administration. He was the deputy director of Shanghai No. 3 Traditional Chinese Medicine Factory and worked for Shanghai Traditional Chinese Medicine Co. Ltd. as manager, for Shanghai Medical Materials Patent Medicine Co. as deputy general manager, for Shanghai Lei's Pharmaceutical Co. Ltd. as chairman, and for Shanghai Pharmaceutical (Group) Co. Ltd. as head of the marketing department and operation & management department. He has extensive experience in the pharmaceutical business.

Mr. TONG De Ping

Mr. Tong, aged 43, is a deputy general manager and board secretary of Shanghai Industrial Pharmaceutical Investment Co. Ltd. He is the chairman of Xiamen Traditional Chinese Medicine Co. Ltd. and Liaoning Herbapex Pharmaceutical (Group) Co. Ltd., and a director of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. He graduated from the biochemical medicine specialty of China Pharmaceutical University in 1991 with a master's degree, and obtained a master's degree in business administration from Monash University of Australia in 1997, and was designated a senior engineer and senior economist. Mr. Tong had served as the executive deputy general manager of Shanghai Pharmaceutical Industrial Sales Co. Ltd., deputy general manager of Shanghai Pharmaceutical Co. Ltd., the chairman of Sino-American Squibb Pharmaceuticals Ltd., and president of the raw pharmaceutical business division of Shanghai Pharmaceutical (Group) Co. Ltd. He is currently vice chairman of Shanghai Pharmaceutical Profession Association, an executive director of Shanghai Licensed Pharmacist Association and director of its production professional committee, a procurement advisory expert of the Shanghai Municipality People's Government. He has over 20 years' experience in pharmaceutical research and development, production and in marketing management.

Mr. FENG Gen Sheng

Mr. Feng, aged 73, is the vice chairman and the general manager of Chia Tai Qingchunbao Pharmaceutical Co. Ltd., the chairman of Hangzhou Huqingyutang Drugstore Co. Ltd. and vice chairman of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. He is also the chairman of China (Hangzhou) Qingchunbao Group Co. Ltd. He is designated a senior economist and is a certified pharmacist. He was the first ever recipient of the country's Excellent Entrepreneur of the State award. He has been a director of Hangzhou No. 2 Chinese Herbal Medicine Factory since 1972, and has over 50 years of experience in the pharmaceutical industry and in enterprise management.

Mr. FENG He

Mr. Feng, aged 50, is a director and the general manager of Hangzhou Huqingyutang Pharmaceutical Co. Ltd. and a director of Hangzhou Huqingyutang Drugstore Co. Ltd. He is designated a Chinese pharmacist and had served as the head of the supply and marketing section of Hangzhou Huqingyutang Pharmaceutical Factory, manager and the head of foreign trade section of Hainan Qingyu Industrial Co. and deputy general manager of sales and the executive deputy general manager of Hangzhou Huqingyutang Pharmaceutical Factory Co. Ltd. He has over 20 years of experience in the pharmaceutical industry.

Mr. QIANG Shi Fa

Mr. Qiang, aged 41, is a director and the general manager of Xiamen Traditional Chinese Medicine Co. Ltd. He graduated from Xiamen University where he majored in chemistry and obtained a master's degree in science. He is a certified pharmacist, and holds the designation of senior engineer. Mr. Qiang joined Xiamen Traditional Chinese Medicine Factory in 1990. He was the general manager of Xiamen Dinglu Ind. Corp. and factory director of Xiamen Traditional Chinese Medicine Factory. He has extensive experience in enterprise management in the pharmaceutical industry.

Mr. ZHENG Ji Yu

Mr. Zheng, aged 45, is the vice chairman and the general manager of Liaoning Herbapex Pharmaceutical (Group) Co. Ltd. He graduated from L'Ecole Nationale Supérieure des mines de Nancy with a master's degree. He is designated an economist. Mr. Zheng was recognized as an Excellent Entrepreneur of Liaoning Province, one of the Top Ten Young Entrepreneurs of Liaoning Province, a National Labor Model and a representative of the Eleventh National People's Congress. Before he took up his current position in 1999, he was the Office Director of the Real Estate Management Office of Huanren County, Liaoning Province, the Chief of Guaimozi Town of Huanren County and an Assistant to County Chief of the People's Government of Huanren County. He has over 20 years of experience in local government administration and enterprise management.

Mr. HU Fang

Mr. Hu, aged 58, is a director and the president of Shanghai Sunway Biotech Co. Ltd. He graduated form Shanghai Second Medical University with a doctorate degree, and later conducted a postdoctorate study at the University of California, San Francisco. He was the president of Zhongshi International Biotic Medical Group and head of Beijing Saiyin Biological Technology Research Institute. He has over 20 years' experience in biogenetic study.

Mr. QIAN Yi

Mr. Qian, aged 55, is the vice chairman and the executive president of Shanghai Sunway Biotech Co. Ltd. He graduated from Fudan University with a bachelor's degree in enterprise management and obtained a master's degree in business administration from East China Normal University. He holds the designation of senior economist. He served as deputy head of Shanghai Boiler Works Ltd., deputy chief economist of Shanghai Electric (Group) Corp. and the head of Shanghai Heavy Machinery Plant. He has extensive experience in enterprise management.

Mr. FU He Liang

Mr. Fu, aged 47, is the president of Guangdong Techpool Biochem Pharma Co. Ltd. He is employed as a part-time professor in the department of biology at Peking University and also serves as a consultant to the Expert Group on Biotechnology for Guangzhou Municipal Government, an executive council member of China Biochemical Pharmaceutical Industry Association, an executive member of the Guangdong Pharmaceutical Association, a representative of Tianhe District, Guangzhou for the National People's Congress and a member of he Guangdong Committee of the Chinese People's Political Consultative Conference. He worked for Jinhua Bioscience United Co. as general manager. Mr. Fu graduated from Nanjing University with a doctorate degree in biochemistry. He is designated a senior pharmaceutical engineer.

Mr. WANG Su Nan

Mr. Wang, aged 58, is a director and the general manager of SI United Changcheng Pharmaceutical Co. Ltd., the chairman of Chifeng Mysun Pharma. Co. Ltd. and the vice chairman of Chifeng Arker Pharmaceutical Technology Co. Ltd. Mr. Wang was the director of Yakeshi Medicine Factory in Inner Mongolia, director of Yakeshi Animal Medicine Factory, a deputy general manager of Changzhou Pharmaceutical Co. Ltd. and a director of Changzhou Pharmaceutical Factory. He furthered his professional studies and acquired a post-secondary qualification in pharmacy at the Shenyang Pharmacy Institute. He is designated a senior engineer, pharmacist and economist, and has over 30 years of experience in the pharmaceutical industry and in enterprise management.

Ms. YU Xiao Li

Ms. Yu, aged 45, is a director and the general Manager of Chifeng Arker Pharmaceutical Technology Co. Ltd. She was the deputy section head of the technology division and deputy director of the Medicine Research Institute of Chifeng Pharmaceutical Factory. She graduated with a bachelor's degree from Shenyang Pharmaceutical University and is designated a senior engineer. She has about 20 years' experience in pharmaceutical research and development and in enterprise management.

Mr. LI Zhan Wen

Mr. Li, aged 45, is a director and the general manager of Chifeng Mysun Pharma. Co. Ltd., and the chairman of Chifeng Leimeng Medicine Distributing Co. Ltd. and Chifeng Leimeng Pharmacy Chain Co. Ltd. He was the operation director of Chifeng Pharmaceutical Factory and deputy general manager of Chifeng Pharmaceutical (Group) Co. Ltd. He has over 20 years of experience in enterprise management.

Mr. GUO Ben Heng

Mr. Guo, aged 44, is a director and the general manager of Bright Dairy and Food Co. Ltd. ("Bright Dairy"). He is a director in food science, and is a director of Chinese Institute of Food Science and Technology, a vice president of Shanghai Food Institute and Chinese Association of Animal Product Processing, and an advisor for the State Nutrition Advisory Committee, etc. Mr. Guo was deputy head of the Food College of Northeast Agricultural University, production technology controller and deputy general manager of Bright Dairy. He was honored as one of Top Ten Technological talents in the Dairy Industry of China, an Excellent Technological Talent of Shanghai, a Leader in Shanghai Technological Business Establishments, etc.

Mr. LI Hong Bo

Mr. Li, aged 46, is a director and the general manager of Xuchang Yongchang Printing Co. Ltd. ("Xuchang Yongchang"). He was the head of the packaging department of Xuchang Cigarettes Factory and a deputy general manager of Xuchang Yongchong. He graduated from Henan Radio & Television University and obtained a post-secondary qualification. He holds the designation of senior economist. He has over 20 years' experience in production, operation and management of the tobacco industry.

Mr. JIANG Zu Ming

Mr. Jiang, aged 45, is a director and the general manager of Chengdu Wingfat Printing Co. Ltd. and the general manager of Dujiangyan Jiuxing Printing Co. Ltd. He was the general manager of Chengdu Jiuxing Printing and Packaging Co. Ltd. He graduated from Shanghai Publishing and Printing College, majored in printing technologies and obtained a post-secondary qualification. He then furthered his studies at Sichuan University and obtained a master's degree in business administration. He has over 20 years' experience in production, operation and management of printing enterprises.

Mr. WU San Luo

Mr. Wu, aged 55, is the general manager of Hebei Yongxin Paper Co. Ltd. He was the general manager of Jiangxi Paper Industry Co. Ltd. He graduated with a bachelor's degree from Jiangxi Normal University and is designated a senior engineer. He is also the director of the Association of Enterprise Management of the China Chamber of Light Industries and an executive director of the Jiangxi Province Association of Quality Management. He has over 30 years' experience in production, operation and management of pulp and paper manufacturing enterprises.

The Directors have pleasure in presenting their report and the audited consolidated financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December 2007.

Principal Activities

The Group is principally engaged in the business of real estate, infrastructure facilities, medicine and consumer products.

Principal Subsidiaries, Jointly Controlled Entities and Associates

Details of the principal subsidiaries, jointly controlled entities and associates at 31st December 2007 are set out in notes 51, 52 and 53 to the consolidated financial statements respectively.

Results and Dividends

The results of the Group for the year ended 31st December 2007 are set out in the consolidated income statement.

An interim dividend of HK37 cents per share amounting to HK$395,900,000 was paid to the Shareholders during the year. The directors recommended the payment of a final dividend of HK43 cents per share to the Shareholders whose names appear on the register of members of the Company on 30th May 2008.

Financial Summary

A summary of the financial information of the Group for the year ended 31st December 2007 and the financial information of the Group for the previous four years is set out on page 25 of this Annual Report.

Share Capital

Changes in the share capital of the Company during the year are set out in note 36 to the consolidated financial statements.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and in note 38 to the consolidated financial statements respectively.

Investment Properties

As at 31st December 2007, the investment properties of the Group were revalued by an independent property valuer based on comparable sales transactions at HK$540.3 million. Details are set out in note 15 to the consolidated financial statements.

Particulars of the Group's major properties held for investment purposes at 31st December 2007 are set out on page 156 of this Annual Report.

Property, Plant and Equipment

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 16 to the consolidated financial statements.

Directors

The Directors of the Company during the year and up to the date of this report were:

Executive Directors:
Cai Lai Xing *(Chairman)*
Cai Yu Tian *(Vice Chairman & Chief Executive Officer)*
Qu Ding (resigned on 19th November 2007)
Lu Ming Fang
Ding Zhong De
Zhou Jie *(Executive Deputy CEO)* (appointed on 19th November 2007)
Qian Shi *Zheng (Deputy CEO)*
Yao Fang
Tang Jun

Independent Non-Executive Directors:
Lo Ka Shui
Woo Chia-Wei
Leung Pak To, Francis

The biographical details of the Directors are set out on pages 53 to 55 of this Annual Report. Details of Directors' emoluments are set out in note 12 to the consolidated financial statements.

In accordance with the Company's Articles of Association, the Directors of the Company (including Independent Non-Executive Directors) shall be subject to retirement by rotation at each annual general meeting. Mr. Cai Lai Xing, Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei shall retire at the forthcoming annual general meeting and Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia Wei, being eligible, have offered themselves for re-election.

None of the directors being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31st December 2007, the interests and short positions of the Directors and Chief Executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows:

(I) Interests in shares and underlying shares of the Company

(a) Ordinary shares

Name of Executive Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Cai Lai Xing	Beneficial owner	Personal	4,000,000	0.37%
Cai Yu Tian	Beneficial owner	Personal	280,000	0.03%
Lu Ming Fang	Beneficial owner	Personal	1,822,000	0.17%
Ding Zhong De	Beneficial owner	Personal	530,000	0.05%
Zhou Jie	Beneficial owner	Personal	307,000	0.03%
Qian Shi Zheng	Beneficial owner	Personal	479,000	0.04%
Yao Fang	Beneficial owner	Personal	180,000	0.02%
Tang Jun	Beneficial owner	Personal	30,000	0.003%

All interests stated above represented long positions.

Directors' Interests in Shares, Underlying Shares and Debentures (Continued)

(I) Interests in shares and underlying shares of the Company (Continued)

(b) Share options

Name of Executive Director	Capacity	Date of grant	Exercise price per share HK$	Number of share options held	Percentage of total issued share capital
Cai Lai Xing	Beneficial owner	2.9.2005	14.89	800,000	0.07%
Cai Yu Tian	Beneficial owner	2.5.2006	17.10	940,000	0.09%
Lu Ming Fang	Beneficial owner	2.9.2005	14.89	480,000	0.04%
Ding Zhong De	Beneficial owner	2.5.2006	17.10	700,000	0.07%
Zhou Jie	Beneficial owner	2.9.2005	14.89	220,000	0.02%
Qian Shi Zheng	Beneficial owner	2.9.2005	14.89	200,000	0.02%
Tang Jun	Beneficial owner	2.9.2005	14.89	220,000	0.02%

(II) Interests in shares of SI Pharmaceutical

Name of Executive Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial owner	Personal	23,400	0.01%

All interests stated above represented long positions.

Save as disclosed above, none of the Directors nor Chief Executive of the Company had any other interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as at 31st December 2007.

Share Options

Particulars of the share option schemes adopted by the Group are set out in note 37 to the consolidated financial statements.

(I) SIHL Scheme

During the year, the movements in the share options to subscribe for the Company's shares were as follows:

	Date of grant	Exercise price per share HK$	Number of shares issuable under the share options: Outstanding at 1.1.2007	Reclassified during the year	Exercised during the year	Outstanding at 31.12.2007
Category 1: Executive Directors						
Cai Lai Xing	2.9.2005	14.89	800,000	–	–	800,000
Cai Yu Tian	2.5.2006	17.10	1,300,000	–	(360,000)	940,000
Qu Ding [(i)]	2.9.2005	14.89	560,000	(224,000)	(336,000)	-
Lu Ming Fang	2.9.2005	14.89	480,000	–	–	480,000
Ding Zhong De	2.5.2006	17.10	1,000,000	–	(300,000)	700,000
Zhou Jie [(ii)]	2.9.2005	14.89	–	220,000	–	220,000
Qian Shi Zheng	2.9.2005	14.89	300,000	–	(100,000)	200,000
Tang Jun	2.9.2005	14.89	300,000	–	(80,000)	220,000
Total for Executive Directors			4,740,000	(4,000)	(1,176,000)	3,560,000
Category 2: Employees						
	2.9.2005	14.89	4,091,000	(20,000)	(2,371,000)	1,700,000
	2.5.2006	17.10	1,500,000	–	(450,000)	1,050,000
Total for employees			5,591,000	(20,000)	(2,821,000)	2,750,000
Category 3: Others						
	2.9.2005	14.89	3,000,000	24,000	(1,500,000)	1,524,000
	2.5.2006	17.10	1,200,000	–	(360,000)	840,000
Total for others			4,200,000	24,000	(1,860,000)	2,364,000
Total for all categories			14,531,000	–	(5,857,000)	8,674,000

Notes:

(i) Mr. Qu Ding resigned as a Director of the Company on 19th November 2007 and 336,000 share options were exercised by him during the period before his resignation as a Director of the Company.

(ii) Mr. Zhou Jie was appointed as a Director of the Company on 19th November 2007.

Share Options (Continued)

(I) SIHL Scheme (Continued)

Share options granted in September 2005 under the SIHL Scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches, being:

- 2nd March 2006 to 1st March 2007 (up to 30% of the share options granted are exercisable)
- 2nd March 2007 to 1st March 2008 (up to 60% of the share options granted are exercisable)
- 2nd March 2008 to 1st March 2009 (all share options granted are exercisable)

Share options granted in May 2006 under the SIHL Scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches, being:

- 2nd November 2006 to 1st November 2007 (up to 30% of the share options granted are exercisable)
- 2nd November 2007 to 1st November 2008 (up to 60% of the share options granted are exercisable)
- 2nd November 2008 to 1st November 2009 (all share options granted are exercisable)

During the year, the weighted average closing price of the Company's shares immediately before the respective dates on which the share options under the SIHL share option scheme were exercised is HK$33.40 (2006: HK$16.16).

(II) Mergen Biotech Scheme

The Mergen Biotech Scheme shall be valid and effective for a period of 10 years commencing on the date of adoption of the scheme. The following table discloses details of the options granted to Mergen Biotech's employees and qualified participants under the Mergen Biotech Scheme during the period:

Date of grant	Exercise price per share	Outstanding at 1.1.2007 and 31.12.2007
31st December 2004	US$8.22	63,400 (Note)

Note: 39,000 share options of which were granted to Mr. Hu Fang, director and president of Mergen Biotech.

As at 31st December 2007, all options under the Mergen Biotech Scheme were unexercised. No options was granted or exercised under the Mergen Biotech Scheme during the year.

Pursuant to the offer letter issued by Mergen Biotech on 31st December 2004, 55% of the share options granted are exercisable since 30th June 2005. Subject to the fulfillment of certain performance targets as determined by the board of directors of Mergen Biotech by the grantees, the rest of the 45% share options granted are exercisable in three batches, in particular, every six months interval from 1st January 2005 and an additional 15% of the share options granted are exercisable until 30th May 2014.

Directors' Right to Acquire Shares and Debentures of the Company

Save as disclosed under the section of "Share Options" above, at no time during the year was the Company or any of its holding companies, fellow subsidiaries or subsidiaries a party to any other arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Interests of Substantial Shareholders and other Persons in Shares and Underlying Shares

As at 31st December 2007, the interests and short positions of the substantial shareholders of the Company and other persons, in shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO, were as follows:

Name of shareholder	Capacity	Nature of interests	Number of issued ordinary shares held	Percentage of total issued share capital
(a) Long Positions				
SIIC	Interests held by controlled corporations	Corporate	546,967,769 [(i)]	51.06%
Morgan Stanley	Interest held by controlled corporations	Corporate	64,670,584	6.04%
JPMorgan Chase & Co.	Beneficial owner	Corporate	1,019,000	0.10%
	Investment manager	Corporate	1,966,530	0.18%
	Custodian corporation/ approved lending agent	Corporate	61,456,644	5.74%
UBS AG	Beneficial owner	Corporate	14,366,647	1.34%
	Person having a security interest in shares	Corporate	13,412,208	1.25%
	Interest held by controlled corporations	Corporate	26,837,519	2.51%

Interests of Substantial Shareholders and Other Persons in Shares and Underlying Shares (Continued)

Name of shareholder	Capacity	Nature of interests	Number of issued ordinary shares held	Percentage of total issued share capital
(b) Short Positions				
SIIC	Interests held by controlled corporations	Corporate	86,218,331[(ii)]	8.05%
Morgan Stanley	Interest held by controlled corporations	Corporate	19,023,673	1.78%
JPMorgan Chase & Co.	Beneficial owner	Corporate	400,000	0.04%
UBS AG	Interest held by controlled corporations	Corporate	10,304,518	0.96%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd., SIIC Trading Co. Ltd., SIIC CM Development Ltd. and SIIC Treasury (B.V.I.) Ltd. held 466,644,371, 80,000,000, 150,000, 10,000 and 163,398 shares and underlying shares of the Company respectively, and were accordingly deemed to be interested in the respective shares and underlying shares of the Company held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 86,218,331 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary shares of the Company.

Save as disclosed above, no other persons had any interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO as at 31st December 2007.

Connected Transactions

Details of the connected transactions and continuing connected transactions for the year are set out in note 48(I) to the consolidated financial statements. Save as disclosed therein, there were no other connected transactions and continuing connected transactions other than those exempt from the reporting, announcement and independent shareholders' approval requirements, which need to be disclosed as connected transactions and continuing connected transactions in accordance with the requirements of Appendix 16 to the Listing Rules.

Connected Transactions (Continued)

The independent Non-Executive Directors have reviewed the continuing connected transactions set out in note 48(I) to the consolidated financial statements and in their opinion, these transactions were entered into by the Group:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing such transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Related Party Transactions

Details of the related party transactions for the year are set out in note 48(II) to the consolidated financial statements.

Directors' Interests in Contracts of Significance

No contracts of significance to which the Company, or any of its subsidiaries, or its holding company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

During the year, both the aggregate sales attributable to the Group's five largest customers and the aggregate purchases attributable to the Group's five largest suppliers were less than 30% of the Group's total sales and purchases respectively.

Purchase, Sale or Redemption of the Company's Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Donations

During the year, the Group made charitable and other donations totalling HK$630,000.

Retirement Benefits Schemes

Details of the Group's retirement benefits schemes are set out in note 47 to the consolidated financial statements.

Post Balance Sheet Event

Details of a significant event occurring after the balance sheet date are set out in note 54 to the consolidated financial statements.

Sufficiency of Public Float

As at the date of this report, the Directors acknowledge that 48.96% of the issued share capital of the Company is held by the public. The Company has maintained a sufficient public float.

Corporate Governance

The corporate governance principles and practices adopted by the Company are set out in the Corporate Governance Report on pages 34 to 52 of this Annual Report.

Auditor

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditor of the Company.

On behalf of the Board

Cai Lai Xing
Chairman

Hong Kong, 21st April 2008

Deloitte.
德勤

TO THE SHAREHOLDERS OF SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業控股有限公司
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Shanghai Industrial Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 73 to 155, which comprise the consolidated and Company balance sheets as at 31st December 2007, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the consolidated financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
21st April 2008

For the year ended 31st December 2007

	NOTES	2007 HK$'000	2006 HK$'000
Turnover	5	**7,953,798**	6,851,023
Cost of sales		**(4,927,322)**	(4,307,078)
Gross profit		**3,026,476**	2,543,945
Investment income	6	**596,664**	726,676
Other income		**433,062**	310,815
Distribution costs		**(1,076,602)**	(873,253)
Administrative expenses		**(831,983)**	(792,179)
Other expenses		**–**	(1,900)
Finance costs	7	**(117,899)**	(104,555)
Share of results of jointly controlled entities		**277,456**	21,152
Share of results of associates		**158,161**	157,215
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	8	**159,332**	23,842
Impairment losses recognised in respect of goodwill relating to subsidiaries and interest in a jointly controlled entity		**(28,339)**	(32,352)
Discount on acquisition of interest in a subsidiary		**2,563**	–
Dilution loss on share reform of a subsidiary	9	**–**	(214,955)
Loss on share reform of an associate		**–**	(27,739)
Profit before taxation		**2,598,891**	1,736,712
Income tax expenses	10	**(281,893)**	(236,442)
Profit for the year	11	**2,316,998**	1,500,270
Attributable to			
– Equity holders of the Company		**2,007,262**	1,257,778
– Minority interests		**309,736**	242,492
		2,316,998	1,500,270
Dividends	13	**686,618**	426,058
Earnings per share	14		
– Basic		**HK$1.98**	HK$1.30
– Diluted		**HK$1.97**	HK$1.29

Consolidated Balance Sheet

At 31st December 2007

	NOTES	2007 HK$'000	2006 HK$'000
Non-Current Assets			
Investment properties	15	**540,268**	80,570
Property, plant and equipment	16	**3,547,125**	2,671,797
Prepaid lease payments – non-current portion	17	**299,995**	251,016
Toll road operating right	18	**1,821,142**	1,778,596
Other intangible assets	19	**145,329**	89,659
Goodwill	20	**1,378,261**	421,825
Interests in jointly controlled entities	22	**1,498,470**	2,444,993
Interests in associates	23	**3,828,644**	3,793,890
Available-for-sale investments	24	**442,208**	197,109
Loan receivables – non-current portion	25	**3,323**	3,689
Deposits paid on acquisition of property, plant and equipment	26	**808,526**	664,945
Deposit paid on acquisition of additional interest in an associate	27	**484,802**	–
Restricted bank deposits	28	**68,272**	–
Deferred tax assets	40	**71,796**	28,762
		14,938,161	12,426,851
Current Assets			
Inventories	29	**12,937,974**	1,216,612
Trade and other receivables	30	**2,341,347**	1,513,127
Prepaid lease payments – current portion	17	**27,367**	7,035
Loan receivables – current portion	25	**32,051**	–
Financial assets at fair value through profit or loss	31	**3,136,221**	1,660,111
Taxation recoverable		**57,388**	–
Pledged bank deposits	32	**13,026**	28,560
Short-term bank deposits	32	**627,040**	674,845
Bank balances and cash	32	**6,085,544**	6,102,154
		25,257,958	11,202,444
Assets classified as held for sale	33	**203,887**	28,833
		25,461,845	11,231,277
Current Liabilities			
Trade and other payables	34	**5,636,628**	1,535,920
Taxation payable		**388,706**	102,464
Bank and other borrowings	35	**1,414,450**	614,741
		7,439,784	2,253,125
Net Current Assets		**18,022,061**	8,978,152
		32,960,222	21,405,003

Consolidated Balance Sheet

At 31st December 2007

	NOTES	2007 HK$'000	2006 HK$'000
Capital and Reserves			
Share capital	36	**107,126**	96,850
Share premium and reserves		**22,586,836**	17,408,531
Equity attributable to equity holders of the Company		**22,693,962**	17,505,381
Minority interests		**5,733,627**	2,225,614
Total Equity		**28,427,589**	19,730,995
Non-Current Liabilities			
Bank and other borrowings	35	**2,207,992**	1,561,962
Deferred tax liabilities	40	**2,324,641**	112,046
		4,532,633	1,674,008
		32,960,222	21,405,003

The consolidated financial statements on pages 73 to 155 were approved and authorised for issue by the Board of Directors on 21st April 2008 and are signed on its behalf by:

Cai Yu Tian
Chief Executive Officer

Qian Shi Zheng
Deputy CEO

Balance Sheet

At 31st December 2007

	NOTES	2007 HK$'000	2006 HK$'000
Non-Current Assets			
Property, plant and equipment	16	**4,731**	5,388
Investment in subsidiaries	21	**4,476,268**	1,023,154
Investment in a jointly controlled entity	22	**–**	–
		4,480,999	1,028,542
Current Assets			
Deposits, prepayments and other receivables		**11,633**	13,299
Amounts due from subsidiaries	39	**13,459,602**	12,391,032
Financial assets at fair value through profit or loss	31	**2,280,379**	–
Short-term bank deposits	32	**479,570**	453,688
Bank balances and cash	32	**243,757**	2,864,133
		16,474,941	15,722,152
Current Liabilities			
Other payables and accrued charges		**52,108**	41,059
Amounts due to subsidiaries	39	**1,451,932**	632,762
		1,504,040	673,821
Net Current Assets		**14,970,901**	15,048,331
		19,451,900	16,076,873
Capital and Reserves			
Share capital	36	**107,126**	96,850
Share premium and reserves	38	**19,344,774**	15,980,023
		19,451,900	16,076,873



Cai Yu Tian
Chief Executive Officer



Qian Shi Zheng
Deputy CEO

For The Year Ended 31st December 2007

	Attributable to equity holders of the Company													
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Other reserve HK$'000 (note ii)	Hedging reserve HK$'000	Investment revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note iii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2006	96,753	10,135,781	7,827	1,071	8,144	-	6,421	-	173,517	453,100	5,493,278	16,375,892	1,832,137	18,208,029
Loss on cash flow hedges	-	-	-	-	-	-	(6,421)	-	-	-	-	(6,421)	-	(6,421)
Exchange difference arising from translation of financial statements	-	-	-	-	-	-	-	-	156,992	-	-	156,992	63,863	220,855
Share of exchange difference arising from translation of financial statements of jointly controlled entities	-	-	-	-	-	-	-	-	92,317	-	-	92,317	-	92,317
Share of exchange difference arising from translation of financial statements of associates	-	-	-	-	-	-	-	-	45,217	-	-	45,217	-	45,217
Fair value adjustment on available-for-sale investments	-	-	-	-	-	-	-	4,002	-	-	-	4,002	-	4,002
Net income recognised directly in equity	-	-	-	-	-	-	(6,421)	4,002	294,526	-	-	292,107	63,863	355,970
Profit for the year	-	-	-	-	-	-	-	-	-	-	1,257,778	1,257,778	242,492	1,500,270
Realised on dilution of interest on share reform of a subsidiary	-	-	-	-	-	-	-	-	(3,778)	(3,319)	3,319	(3,778)	-	(3,778)
Realised on disposal of interest in subsidiaries	-	-	-	-	-	-	-	-	(31)	-	-	(31)	-	(31)
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	-	(13,195)	(43,931)	43,931	(13,195)	-	(13,195)
Dilution of interest on share reform of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	214,481	214,481
Total recognised income and expense for the year	-	-	-	-	-	-	(6,421)	4,002	277,522	(47,250)	1,305,028	1,532,881	520,836	2,053,717
Exercise of share options	97	-	-	-	-	-	-	-	-	-	-	97	-	97
Premium arising on issue of shares	-	11,547	-	-	-	-	-	-	-	-	-	11,547	-	11,547
Release of share options reserve on exercise of share options	-	72	(72)	-	-	-	-	-	-	-	-	-	-	-
Reversal upon cancellation of share options	-	-	(321)	-	-	-	-	-	-	-	321	-	-	-
Expenses incurred in connection with the issue of new shares	-	(25)	-	-	-	-	-	-	-	-	-	(25)	-	(25)
Recognition of equity-settled share-based payment expenses	-	-	11,047	-	-	-	-	-	-	-	-	11,047	31	11,078
Transfers	-	-	-	-	-	-	-	-	-	73,064	(73,064)	-	-	-
Capital contributions by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	2,509	2,509
Capital refunds to minority shareholders of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(11,250)	(11,250)
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(137,822)	(137,822)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(4,703)	(4,703)
Acquired on acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	19,584	19,584
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(315)	(315)
Partial disposal of interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	4,607	4,607
Dividends paid (note 13)	-	-	-	-	-	-	-	-	-	-	(426,058)	(426,058)	-	(426,058)
At 31st December 2006	96,850	10,147,375	18,481	1,071	8,144	-	-	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,730,995

Consolidated Statement of Changes in Equity

For The Year Ended 31st December 2007

	Attributable to equity holders of the Company													
	Share capital HK$'000	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Other revaluation reserve HK$'000 (note i)	Other reserve HK$'000 (note ii)	Hedging reserve HK$'000	Investment revaluation reserve HK$'000	Translation reserve HK$'000	PRC statutory reserves HK$'000 (note iii)	Accumulated profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2007	96,850	10,147,375	18,481	1,071	8,144	-	-	4,002	451,039	478,914	6,299,505	17,505,381	2,225,614	19,731,995
Exchange difference arising from translation of financial statements	-	-	-	-	-	-	-	-	360,259	-	-	360,259	151,953	512,212
Share of exchange difference arising from translation of financial statements of jointly controlled entities	-	-	-	-	-	-	-	-	129,090	-	-	129,090	-	129,090
Share of exchange difference arising from translation of financial statements of associates	-	-	-	-	-	-	-	-	69,063	-	-	69,063	-	69,063
Fair value adjustment on available-for-sale investments	-	-	-	-	-	-	-	165,317	-	-	-	165,317	-	165,317
Net income recognised directly in equity	-	-	-	-	-	-	-	165,317	558,412	-	-	723,729	151,953	875,682
Profit for the year	-	-	-	-	-	-	-	-	-	-	2,007,262	2,007,262	309,736	2,316,998
Share of deemed contribution from a shareholder of a jointly controlled entity	-	-	-	-	-	122,496	-	-	-	-	-	122,496	-	122,496
Realised on disposal of interests in jointly controlled entities	-	-	-	-	-	-	-	-	(78,769)	(199,627)	199,627	(78,769)	-	(78,769)
Realised on disposal of interest in subsidiaries	-	-	-	-	-	-	-	-	(2,714)	-	-	(2,714)	-	(2,714)
Realised on disposal of interest in an associate	-	-	-	-	-	-	-	-	(9,021)	(21,962)	21,962	(9,021)	-	(9,021)
Total recognised income and expense for the year	-	-	-	-	-	122,496	-	165,317	467,908	(221,589)	2,228,851	2,762,983	461,689	3,224,672
Issue of shares upon exercise of share options	586	89,873	-	-	-	-	-	-	-	-	-	90,459	-	90,459
Issue of new shares	9,690	3,013,590	-	-	-	-	-	-	-	-	-	3,023,280	-	3,023,280
Release of share options reserve on exercise of share options	-	8,700	(8,700)	-	-	-	-	-	-	-	-	-	-	-
Expenses incurred in connection with the issue of new shares	-	(61,088)	-	-	-	-	-	-	-	-	-	(61,088)	-	(61,088)
Recognition of equity-settled share-based payment expenses	-	-	5,460	-	-	-	-	-	-	-	-	5,460	-	5,460
Transfers	-	-	-	-	-	-	-	-	-	98,644	(98,644)	-	-	-
Capital contributions by minority interests	-	-	-	-	-	-	-	-	-	-	-	-	45,956	45,956
Dividends paid to minority interests	-	-	-	-	-	-	-	-	-	-	-	-	(141,590)	(141,590)
Acquisition of additional interests in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(45,689)	(45,689)
Acquired on acquisition of subsidiaries	-	-	-	-	54,105	-	-	-	-	-	-	54,105	3,206,360	3,260,465
Disposal of subsidiaries	-	-	-	-	(519)	-	-	-	-	(1,904)	2,423	-	(18,713)	(18,713)
Dividends paid (note 13)	-	-	-	-	-	-	-	-	-	-	(686,618)	(685,618)	-	(686,618)
At 31st December 2007	107,126	13,198,450	15,241	1,071	61,730	122,496	-	169,319	918,947	354,065	7,745,517	22,693,962	5,733,627	28,427,589

Notes:

(i) Other revaluation reserve represents fair value adjustment on acquisition of subsidiaries relating to interests previously held by the Group as associates/jointly controlled entity.

(ii) Other reserve represents share of deemed contribution from a shareholder of a jointly controlled entity resulted from transfer of an entity by that shareholder to the jointly controlled entity at a consideration below the fair value of the identifiable assets and liabilities of that entity.

(ii) The People's Republic of China, other than Hong Kong (the "PRC") statutory reserves are reserves required by the relevant PRC laws applicable to the Group's PRC subsidiaries, jointly controlled entities and associates.

Consolidated Cash Flow Statement

For the year ended 31st December 2007

	2007 HK$'000	2006 HK$'000
Profit before taxation	**2,598,891**	1,736,712
Adjustments for:		
Dividend income from listed equity investments	**(2,999)**	(3,514)
Dividend income from unlisted equity investments	**(2,439)**	(38,546)
Contracted income from available-for-sale investments	**(5,313)**	(3,861)
Interest income	**(349,452)**	(266,562)
Interest expense	**117,899**	104,555
Amortisation of toll road operating right	**75,568**	67,335
Amortisation of other intangible assets	**7,268**	13,861
Depreciation and amortisation of property, plant and equipment	**239,006**	234,786
Release of prepaid lease payments	**27,145**	6,873
Gain on disposal of property, plant and equipment	**(4,360)**	(386)
Gain on transfer of prepaid lease payments	**-**	(533)
Gain on disposal of investment properties	**(5,787)**	–
Impairment loss recognised on available-for-sale investments	**-**	1,900
Increase in fair value of investment properties	**(10,783)**	(24,861)
Impairment loss on bad and doubtful debts	**12,641**	53,292
Research and development costs expensed	**37,866**	49,273
Gain on disposal of available-for-sale investments	**-**	(268,074)
Share of results of jointly controlled entities	**(277,456)**	(21,152)
Share of results of associates	**(158,161)**	(157,215)
Equity-settled share-based payment expense	**5,460**	11,078
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities	**(159,332)**	(23,842)
Dilution loss on share reform of a subsidiary	**-**	214,955
Loss on share reform of an associate	**-**	27,739
Impairment losses recognised in respect of goodwill relating to subsidiaries and interest in a jointly controlled entity	**28,339**	32,352
Discount on acquisition of interest in a subsidiary	**(2,563)**	–
Operating cash flows before movements in working capital	**2,171,438**	1,746,165
(Increase) decrease in inventories	**(395,416)**	60,180
Increase in financial assets at fair value through profit or loss	**(1,463,387)**	(589,481)
Decrease (increase) in trade and other receivables	**30,875**	(1,647)
Increase in trade and other payables	**192,845**	217,933
Cash generated from operations	**536,355**	1,433,150
PRC income tax paid	**(169,621)**	(123,722)
Hong Kong Profits Tax paid	**(88,198)**	(77,988)
Hong Kong Profits Tax refunded	**11,838**	-
NET CASH FROM OPERATING ACTIVITIES	**290,374**	1,231,440

Consolidated
Cash Flow Statement

For the year ended 31st December 2007

	NOTES	2007 HK$'000	2006 HK$'000
INVESTING ACTIVITIES			
Capital contributions to jointly controlled entities		**(2,200,500)**	(62,517)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	41	**(1,202,898)**	11,038
Purchase of property, plant and equipment		**(918,253)**	(458,894)
Deposit paid on acquisition of additional interest in an associate		**(484,802)**	–
Increase in deposits paid on acquisition of property, plant and equipment		**(143,581)**	(638,619)
Increase in prepaid lease payments		**(65,349)**	(28,313)
Purchase of available-for-sale investments		**(56,117)**	(60,331)
Purchase of additional interest in subsidiaries		**(49,255)**	(9,187)
Research and development costs paid		**(37,866)**	(49,273)
Loan advanced to a jointly controlled entity		**(21,367)**	–
Capital contributions to associates		**(14,279)**	(2,437)
Proceeds from disposal of interests in jointly controlled entities		**1,459,587**	–
Interest received		**349,452**	266,562
Disposal of subsidiaries (net of cash and cash equivalents disposed of)	42	**142,251**	9,149
Dividends received from associates		**112,482**	100,364
Decrease (increase) in bank deposits		**63,339**	(399,601)
Dividends received from jointly controlled entities		**49,847**	70,136
Proceeds from disposal of property, plant and equipment		**41,307**	12,893
Proceeds from disposal of investment properties		**29,214**	16,726
Proceeds from disposal of available-for-sale investments		**7,642**	457,369
Contracted income received from available-for sale investments		**5,313**	3,861
Dividends received from listed equity investments		**2,999**	3,514
Dividends received from unlisted equity investments		**2,439**	38,546
Repayment of loan receivables		**366**	63,345
Proceeds from disposal of interests in associates		**–**	355,312
Net proceeds from share reform of an associate		**–**	83,584
Capital refunds from a jointly controlled entity		**–**	53,869
Proceeds from partial disposal of interest in a subsidiary		**–**	4,607
Government grants received		**–**	3,879
Proceeds from transfer of prepaid lease payments		**–**	1,067
NET CASH USED IN INVESTING ACTIVITIES		**(2,928,029)**	(153,351)

For the year ended 31st December 2007

	2007 HK$'000	2006 HK$'000
FINANCING ACTIVITIES		
Proceeds from issue of shares	**3,113,739**	11,644
Borrowings raised	**1,172,091**	1,919,277
Capital contributions by minority shareholders of subsidiaries	**45,956**	2,509
Repayment of bank and other borrowings	**(926,756)**	(2,066,230)
Dividends paid	**(686,618)**	(426,058)
Dividends paid to minority interests	**(141,590)**	(137,822)
Interest paid on bank and other borrowings	**(116,569)**	(105,479)
Expenses incurred in connection with the issue of shares	**(61,088)**	(25)
Capital refunds to minority shareholders of a subsidiary	**-**	(11,250)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	**2,399,165**	(813,434)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(238,490)**	264,655
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**6,102,154**	5,764,596
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	**221,880**	72,903
CASH AND CASH EQUIVALENTS AT END OF YEAR, represented by bank balances and cash	**6,085,544**	6,102,154

1. General

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Its ultimate holding company is Shanghai Industrial Investment (Holdings) Company Limited ("SIIC"), also incorporated in Hong Kong. The addresses of the registered office and principal place of business of the Company are disclosed in the section of "Corporate Information" to the annual report.

The Company is an investment holding company. The principal activities of its principal subsidiaries are set out in note 51.

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs")

In the current year, the Group has applied, for the first time, the following new standard, amendment to Hong Kong Accounting Standard ("HKAS") and interpretations ("HK(IFRIC)-Int") ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st January 2007.

HKAS 1 (Amendment)	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new and revised standards, amendment or interpretations that have been issued but are not yet effective.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 11	HKFRS 2: Group and Treasury Share Transactions[3]
HK(IFRIC)-Int 12	Service Concession Arrangements[4]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[5]
HK(IFRIC)-Int 14	HKAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction[4]

[1] Effective for annual periods beginning on or after 1st January 2009
[2] Effective for annual periods beginning on or after 1st July 2009
[3] Effective for annual periods beginning on or after 1st March 2007
[4] Effective for annual periods beginning on or after 1st January 2008
[5] Effective for annual periods beginning on or after 1st July 2008

2. Application of New and Revised Hong Kong Financial Reporting Standards ("HKFRSs") (Continued)

The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1st July 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent's ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. HKAS 23 (Revised) will affect the accounting treatment for borrowing costs relate to the acquisition, construction or production of a qualifying asset.

The directors of the Company anticipate that the application of the other new or revised standards, amendment or interpretations will have no material impact on the results or the financial position of the Group except for HK(IFRIC)-Int 12 "Service Concession Arrangements" in which the Group has commenced considering the potential impact on the widening work of the toll road but not yet in a position to determine whether it would have a significant impact on the results or the financial position of the Group.

3. Significant Accounting Policies

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations

The acquisition of businesses is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with HKFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations", which are recognised and measured at fair value less costs to sell.

3. Significant Accounting Policies (Continued)

Business combinations (Continued)

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill arising on acquisitions prior to 1st January 2005

Goodwill arising on an acquisition of net assets and operations of another entity or a jointly controlled entity for which the agreement date is before 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

For previously capitalised goodwill arising on acquisitions of net assets and operations of another entity or a jointly controlled entity after 1st January 2001, the Group has discontinued amortisation from 1st January 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired.

Goodwill arising on acquisitions on or after 1st January 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after 1st January 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Capitalised goodwill arising on an acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on an acquisition of an associate or a jointly controlled entity (which is accounted for using the equity method) is included in the cost of the investment of the relevant associate or jointly controlled entity.

For the purposes of impairment testing, goodwill arising from an acquisition is allocated to each of the relevant cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired. For goodwill arising on an acquisition in a financial year, the cash-generating unit to which goodwill has been allocated is tested for impairment before the end of that financial year. When the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in the consolidated income statement. An impairment loss for goodwill is not reversed in subsequent periods.

On subsequent disposal of the relevant cash-generating unit, the attributable amount of goodwill capitalised is included in the determination of the amount of profit or loss on disposal.

For goodwill arising on acquisition of an associate or a jointly controlled entity, the goodwill included in the carrying amount of interests in an associate or a jointly controlled entity is not separately tested for impairment. Instead, the entire carrying amount of the interests in an associate or a jointly controlled entity is tested for impairment by comparing the Group's share of the present value of the estimated future cash flows expected to be generated by the associate or jointly controlled entity with its carrying amount. Any impairment loss identified is recognised and is allocated first to goodwill.

3. Significant Accounting Policies (Continued)

Investment in subsidiaries

Investment in subsidiaries is included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Acquisition of additional interest in subsidiaries

On acquisition of additional interest in subsidiaries, goodwill was calculated as the difference between the cost of additional interest acquired and the increase in the Group's share of the carrying amount of the identifiable assets, liabilities and contingent liabilities. If the increase in the Group's share of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the additional interest, the excess is recognised immediately in the consolidated income statement.

Interest in jointly controlled entities

Joint venture arrangements that involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

When a group entity transacts with a jointly controlled entity of the Group, profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity.

The Company's interest in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

Interest in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale (in which case it is accounted for under HKFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations"). Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associates, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate, the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

3. Significant Accounting Policies (Continued)

Non-current assets classified as held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition.

Non-current assets or disposal groups classified as held for sale are measured at the lower of the assets' or disposal groups' previous carrying amount and fair value less costs to sell.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue from sales of goods are recognised when goods are delivered and title has been passed.

Toll fee income from the operation of toll road, net of business tax payable in the PRC, is recognised at the time of usage and when the toll fee is received.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Contracted income from available-for-sale investments attributable to the current year is recognised when the Group's right to receive payment can reasonably be foreseen.

Rental income, including rental invoiced in advance from letting of properties and plant and machinery under operating leases, is recognised on a straight line basis over the period of the respective leases.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured at their fair values using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposals. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the asset is derecognised.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of items of property, plant and equipment, other than construction in progress, over their estimated useful lives and after taking into account of their estimated residual values, using the straight line method.

3. Significant Accounting Policies (Continued)

Property, plant and equipment (Continued)

Property, plant and equipment in the course of construction are carried at cost, less any identified impairment losses. Depreciation of these assets commences when they are available for use (i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).

If an item of property, plant and equipment becomes an investment property because its use has changed as evidenced by end of owner-occupation, any difference between the carrying amount and the fair value of that item at the date of transfer is recognised in property revaluation reserve. On the subsequent sale or retirement of the asset, the relevant revaluation reserve will be transferred directly to accumulated profits.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Prepaid lease payments

Prepaid lease payments, which represents up-front payments to acquire leasehold land interest, are stated at cost and amortised over the period of the lease on a straight line basis.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight line basis over the lease term.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financial statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

3. Significant Accounting Policies (Continued)

Foreign currencies (Continued)

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments on identifiable assets or liabilities acquired arising on an acquisition of a foreign operation on or after 1st January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognised in the translation reserve.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Government grants

Government grants are recognised as income over the periods necessary to match them with the related costs. Grants related to depreciable assets are presented as a deduction from the carrying amount of the relevant asset and are released to income over the useful lives of the assets.

Retirement benefits costs

Payments to defined contribution retirement benefits schemes are charged as expenses when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefits schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefits scheme.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3. Significant Accounting Policies (Continued)

Taxation (Continued)

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Intangible assets

On initial recognition, intangible assets acquired separately and from business combinations are recognised at cost and at fair value respectively. After initial recognition, intangible assets with finite useful lives are carried at costs less accumulated amortisation and any accumulated impairment losses. Intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the consolidated income statement when the asset is derecognised.

Toll road operating right

Toll road operating right is stated at cost less amortisation and any accumulated impairment losses. Amortisation is provided to write off the cost of toll road operating right on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the periods for which the Group is granted the rights to operate the toll road.

Inventories

Properties held for sale and properties under development held for sale

Properties held for sale and properties under development held for sale are stated at the lower of cost and net realisable value on an individual basis. Cost comprises the acquisition cost and other direct costs attributable to such properties.

Others – finished goods

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified as financial assets at fair value through profit or loss ("FVTPL"), loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

3. Significant Accounting Policies (Continued)

Financial instruments (Continued)

Financial assets (Continued)

Effective interest method
The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Income is recognised on an effective interest basis for debt instruments other than those financial assets designated as at FVTPL, of which interest income is excluded in net gains or losses.

Financial assets at fair value through profit or loss
Financial assets at FVTPL has two subcategories, including financial assets held for trading and those designated at FVTPL on initial recognition.

A financial asset is classified as held for trading if:

- it has been acquired principally for the purpose of selling in the near future; or
- it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
- it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

- such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
- the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or
- it forms part of a contract containing one or more embedded derivatives, and HKAS 39 permits the entire combined contract (asset or liability) to be designated as at FVTPL.

At each balance sheet date subsequent to initial recognition, financial assets at FVTPL are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise. The net gain or loss recognised in profit or loss excludes any dividend or interest earned on the financial assets.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including trade and other receivables, loan receivables, restricted bank deposits, pledged bank deposits, short-term bank deposits and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at FVTPL, loans and receivables or held-to-maturity investments. At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss.

3. Significant Accounting Policies (Continued)

Financial instruments (Continued)

Financial assets (Continued)

Available-for-sale financial assets (Continued)
For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition.

Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for-sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

- significant financial difficulty of the issuer or counterparty; or
- default or delinquency in interest or principal payments; or
- it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group's past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 30 days to 180 days, observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognised directly in equity.

3. Significant Accounting Policies (Continued)

Financial instruments (Continued)

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Interest expense is recognised on an effective interest basis.

Financial liabilities

Financial liabilities including trade and other payables and bank and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Equity-settled share-based payment transactions

The fair value of services received from employees and other eligible participants (of which the fair value of services received cannot be estimated reliably) determined by reference to the fair value of share options granted at the grant date is expensed on a straight line basis over the vesting period, with a corresponding increase in the share options reserve in equity.

At each balance sheet date, the Group revises its estimates of the number of options that are expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss, with a corresponding adjustment to share options reserve in equity.

At the time when the share options are exercised, the amount previously recognised in share options reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in share options reserve will be transferred to accumulated profits.

3. Significant Accounting Policies (Continued)

Impairment losses on tangible and intangible assets other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. In addition, intangible assets with indefinite useful lives are tested for impairment annually, and whenever there is an indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. Critical Accounting Judgment and Key Sources of Estimation Uncertainty

In the application of the Group's accounting policies, which are described in note 3, the directors of the Company are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments in applying the Group's accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the directors of the Company have made in the process of applying the Group's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Consolidation of a subsidiary

As at 31st December 2007, the Group's equity interest in Shanghai Industrial Pharmaceutical Investment Co., Ltd. ("SI Pharmaceutical"), a subsidiary of the Company listed on the A share market of the Shanghai Stock Exchange, was 43.62%.

The directors of the Company are of the opinion that the Group still retains control over SI Pharmaceutical subsequent to the share reform plan in 2006 as the remaining 56.38% shareholding of SI Pharmaceutical is dispersed and it is highly unlikely for the other shareholders to organise their interests to exercise control over the board of SI Pharmaceutical. Hence, the directors of the Company consider control over SI Pharmaceutical still exists through the right to appoint or remove the majority of the members of the board of directors of SI Pharmaceutical. Accordingly, SI Pharmaceutical continues to be accounted for as a subsidiary of the Company and the results of SI Pharmaceutical were consolidated in the consolidated financial statements.

Equity accounting for an associate

As at 31st December 2007, the Group's equity interest in Semiconductor Manufacturing International Corporation ("SMIC"), an associate of the Group which is listed on the Stock Exchange and the New York Stock Exchange, was 9.78%.

The directors of the Company are of the opinion that the Group can exercise significant influence over the financial and operating policy decisions of SMIC through the Group's ability to appoint a board representative. Accordingly, SMIC is classified as an associate and the results of SMIC were equity accounted for in the consolidated financial statements.

4. Critical Accounting Judgment and Key Sources of Estimation Uncertainty (Continued)

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Estimated impairment of goodwill

Determining whether goodwill amounting to HK$1,378,261,000 as at 31st December 2007 is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. Details of the impairment test are set out in note 20.

Amortisation of toll road operating right

Toll road operating right amounting to HK$1,821,142,000 as at 31st December 2007 is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the operating period of the toll road. If the actual traffic volume differs from the original projection, such difference will impact the amortisation for the remaining period to be amortised.

Allowance for properties under development and properties held for sale

Management regularly reviews the recoverability of the Group's properties under development and properties held for sale with reference to the current market environment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount. Appropriate allowance for properties under development and properties held for sale is made if the estimated recoverable amount is lower than its carrying amount. As at 31st December 2007, the carrying amount of properties under development and properties held for sale is HK$11,309,859,000. During the year, no allowance had been made for properties under development and properties held for sale.

5. Turnover

Turnover represents the aggregate of the net amounts received and receivable from third parties and is summarised as follows:

	2007 **HK$'000**	2006 HK$'000
Sales of goods	**7,615,627**	6,574,604
Income from infrastructure facilities	**338,171**	276,419
	7,953,798	6,851,023

6. Investment Income

	2007 HK$'000	2006 HK$'000
Interest on bank deposits	**283,114**	239,918
Interest on financial assets of fair value through profit or loss	**65,769**	24,292
Other interest income	**569**	2,352
Total interest income	**349,452**	266,562
Gain on disposal of available-for-sale investments	**-**	268,074
Dividend income from unlisted equity investments	**2,439**	38,546
Dividend income from listed equity investments	**2,999**	3,514
Change in fair value of financial assets designated as at FVTPL	**7,537**	623
Change in fair value of financial assets classified as held-for-trading	**219,701**	139,267
Rental income from property, plant and equipment	**9,223**	6,229
Contracted income from available-for-sale investments	**5,313**	3,861
	596,664	726,676

Investment income earned on financial assets, analysed by category of asset, is as follows:

	2007 HK$'000	2006 HK$'000
Available-for-sale financial assets	**7,752**	310,481
Loans and receivables (including cash and bank balances)	**283,683**	242,270
Financial assets at fair value through profit or loss	**296,006**	167,696
	587,441	720,447
Investment income earned on non-financial assets	**9,223**	6,229
	596,664	726,676

Included above is income from listed investments of HK$222,700,000 (2006: HK$142,781,000) and from unlisted investments of HK$81,058,000 (2006: HK$335,396,000).

7. Finance Costs

	2007 HK$'000	2006 HK$'000
Interest on:		
Bank and other borrowings wholly repayable		
– within five years	**118,669**	105,318
– over five years	–	161
Total borrowing costs	**118,669**	105,479
Less: amounts capitalised in construction in progress	**(770)**	(924)
	117,899	104,555

8. Net Gain on Disposal of Interests in Subsidiaries, Associates and Jointly Controlled Entities

	2007 HK$'000	2006 HK$'000
Gain on disposal of interests in jointly controlled entities	**159,833**	–
Gain on deemed disposal of interest in an associate	**3,088**	583
(Loss) gain on disposal of interests in subsidiaries	**(3,589)**	3,468
Gain on disposal of interests in associates	–	26,823
Loss on deemed disposal of interest in a jointly controlled entity	–	(7,032)
	159,332	23,842

9. Dilution Loss on Share Reform of a Subsidiary

During the year ended 31st December 2006, the share reform plan for conversion of all non-floating shares of SI Pharmaceutical into floating shares of SI Pharmaceutical was completed. Under the share reform plan, a wholly-owned subsidiary of the Company offered all holders of floating shares of SI Pharmaceutical three non-floating shares for every ten floating shares held by each of such holders, in exchange for the consent by the holders of floating shares of SI Pharmaceutical to the conversion of all non-floating shares into floating shares of SI Pharmaceutical. Following the conversion of all non-floating shares of SI Pharmaceutical into floating shares of SI Pharmaceutical, the Group's equity interest in SI Pharmaceutical was diluted from 56.63% to 43.62%. A loss on share reform of HK$214,955,000 was recognised during the year ended 31st December 2006.

10. Income Tax Expenses

	2007 HK$'000	2006 HK$'000
Current tax		
– Hong Kong	**104,868**	86,106
– Other regions in the PRC	**161,828**	149,696
	266,696	235,802
(Over)underprovision in prior years		
– Hong Kong	**(1,468)**	1,291
– Other regions in the PRC	**1,497**	(971)
	29	320
Deferred taxation (note 40)		
– Current year	**17,519**	320
– Attributable to a change in tax rate	**(2,351)**	-
	15,168	320
	281,893	236,442

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Company's PRC subsidiaries are entitled to certain exemption and reliefs ("Tax Benefit") from PRC income tax for a number of years. Certain PRC subsidiaries are also entitled to reduced tax rates because they are classified as "high technology entities" under the relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives, ranging from 7.5% to 33%.

On 16th March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC. On 6th December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. For companies that were qualified under old law or regulations for incentive tax rate of 15%, the tax rate will progressively increase to 18%, 20%, 22%, 24% and 25% in year 2008, 2009, 2010, 2011 and 2012, respectively. For companies that were still under the Tax Benefit period, the New Law and Implementation Regulations allow the companies to continue to enjoy the Tax Benefit and the tax rate will change to 25% afterwards. For companies that were subject to tax rate of 33%, the New Law and Implementation Regulations will change the tax rate from 33% to 25% from 1st January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

10. Income Tax Expenses (Continued)

The income tax expenses for the year can be reconciled to the profit before taxation per the income statement as follows:

	2007 HK$'000	2006 HK$'000
Profit before taxation	**2,598,891**	1,736,712
Tax at PRC Statutory Tax rate of 33% (2006: 33%)	**857,634**	573,115
Tax effect of share of results of jointly controlled entities and associates	**(143,754)**	(58,861)
Tax effect of expenses not deductible for tax purpose	**25,478**	99,793
Tax effect of income not taxable for tax purpose	**(201,472)**	(166,482)
Underprovision in respect of prior years	**29**	320
Tax effect of tax losses not recognised as deferred tax assets	**5,506**	650
Utilisation of tax losses previously not recognised as deferred tax assets	**-**	(9,362)
Effect of tax exemption and tax reliefs granted to PRC subsidiaries	**(142,104)**	(62,472)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(119,445)**	(140,648)
Others	**21**	389
Income tax expenses for the year	**281,893**	236,442

11. Profit for the Year

	2007 HK$'000	2006 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Employee benefits expense for the year, including directors' emoluments:		
Basic salaries and allowances	**590,536**	500,810
Bonuses	**90,608**	73,840
Equity-settled share-based payment expense	**4,048**	8,200
Retirement benefits scheme contributions, net of forfeited contributions of HK$384,000 (2006: HK$678,000)	**36,644**	31,848
	721,836	614,698
Amortisation of toll road operating right (included in cost of sales)	**75,568**	67,335
Amortisation of other intangible assets (included in administrative expenses)	**7,268**	13,861
Depreciation and amortisation of property, plant and equipment	**239,006**	234,786
Release of prepaid lease payments to income statement	**27,145**	6,873
Total depreciation and amortisation	**348,987**	322,855
Auditors' remuneration	**9,064**	8,050
Equity-settled share-based payment expense in respect of options granted to eligible participants other than employees	**1,412**	2,878
Impairment loss on bad and doubtful debts	**12,641**	53,292
Impairment loss recognised on available-for-sale investments (included in other expenses)	**–**	1,900
Increase in fair value of investment properties	**(10,783)**	(24,861)
Gain on disposal of investment properties	**(5,787)**	–
Gain on disposal of property, plant and equipment	**(4,360)**	(386)
Gain on transfer of prepaid lease payments	**–**	(533)
Operating lease rentals in respect of equipment and motor vehicles	**–**	521
Operating lease rentals in respect of land and buildings to		
– ultimate holding company	**3,820**	7,640
– fellow subsidiaries	**24,886**	17,521
– others	**26,738**	18,078
Research and development costs	**37,866**	49,273
Share of PRC income tax of jointly controlled entities (included in share of results of jointly controlled entities)	**25,650**	(1,542)
Share of PRC income tax of associates (included in share of results of associates)	**25,678**	10,823
Net foreign exchange gains	**(147,077)**	(39,368)
Cost of inventories recognised as an expense	**4,817,832**	4,209,506

12. Directors' Emoluments and Employees' Emoluments

Directors' emoluments

The emoluments paid or payable to each of the twelve (2006: eleven) directors were as follows:

	Cai Lai Xing HK$'000	Cai Yu Tian HK$'000	Lu Ming Fang HK$'000	Ding Zhong De HK$'000	Zhou Jie HK$'000 (note i)	Qian Shi Zheng HK$'000	Yao Fang HK$'000	Tang Jun HK$'000	Qu Ding HK$'000 (note ii)	Lo Ka Shui HK$'000	Woo Chia-Wei HK$'000	Leung Pak To, Francis HK$'000	2007 HK$'000
Directors' fees and committee remuneration of independent non-executive directors	-	-	-	-	-	-	-	-	-	304	292	292	888
Other emoluments of executive directors:													
Directors' fee and committee remuneration	-	-	200	-	-	-	200	200	44	-	-	-	644
Basic salaries and allowances	3,103	2,251	626	1,831	188	1,797	936	-	1,988	-	-	-	12,720
Bonuses	2,000	1,900	-	800	107	800	186	-	1,590	-	-	-	7,383
Equity-settled share-based payment expense	110	1,062	66	817	4	41	-	41	70	-	-	-	2,211
Retirement benefits scheme contributions	266	193	128	157	16	154	33	-	171	-	-	-	1,118
Total directors' emoluments	5,479	5,406	1,020	3,605	315	2,792	1,355	241	3,863	304	292	292	24,964

Notes:

(i) Zhou Jie was appointed as a director of the Company on 19th November 2007.

(ii) Qu Ding resigned as a director of the Company on 19th November 2007.

	Cai Lai Xing HK$'000	Cai Yu Tian HK$'000	Lu Ming Fang HK$'000	Ding Zhong De HK$'000	Qian Shi Zheng HK$'000	Yao Fang HK$'000	Tang Jun HK$'000	Qu Ding HK$'000	Lo Ka Shui HK$'000	Woo Chia-Wei HK$'000	Leung Pak To, Francis HK$'000	2006 HK$'000
Directors' fees and committee remuneration of independent non-executive directors	-	-	-	-	-	-	-	-	304	292	292	888
Other emoluments of executive directors:												
Directors' fee and committee remuneration	-	-	200	-	-	200	200	50	-	-	-	650
Basic salaries and allowances	3,103	2,251	-	1,831	1,588	190	-	2,251	-	-	-	11,214
Bonuses	2,000	1,900	-	800	800	-	-	1,800	-	-	-	7,300
Equity-settled share-based payment expense	359	1,661	215	1,278	134	-	134	251	-	-	-	4,032
Retirement benefits scheme contributions	266	193	-	157	134	-	-	193	-	-	-	943
Total directors' emoluments	5,728	6,005	415	4,066	2,656	390	334	4,545	304	292	292	25,027

In the two years ended 31st December 2007, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group or as a compensation for loss of office. None of the directors has waived any emoluments during the two years.

Bonus were determined with reference to the Group's operating results, individual performances and comparable market statistics.

Employees' emoluments

The five highest paid individuals of the Group for both years were all directors of the Company, detail of whose emoluments are set out above.

13. Dividends

	2007 HK$'000	2006 HK$'000
Ordinary shares:		
2007 interim dividend of HK37 cents (2006: HK22 cents) per share	**395,900**	213,071
2006 final dividend of HK30 cents (2005: HK22 cents) per share	**290,718**	212,987
	686,618	426,058

A final dividend of HK43 cents per share has been proposed by the Board of Directors and is subject to approval by the shareholders in the forthcoming annual general meeting.

14. Earnings Per Share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	2007 HK$'000	2006 HK$'000
Earnings:		
Profits for the purposes of basic earnings per share (profit for the year attributable to equity holders of the Company)	**2,007,262**	1,257,778
Effect of dilutive potential ordinary shares – adjustment to the share of results of a jointly controlled entity based on potential dilution of its earnings per share (note)	**(707)**	(3,261)
Earnings for the purposes of diluted earnings per share	**2,006,555**	1,254,517

	2007	2006
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,013,132,770**	968,164,208
Effect of dilutive potential ordinary shares – share options	**4,719,136**	1,625,102
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,017,851,906**	969,789,310

Note: The dilutive impact on the share of results of a jointly controlled entity is effected from share options issued by the jointly controlled entity.

15. Investment Properties

	THE GROUP HK$'000
FAIR VALUE	
At 1st January 2006	51,330
Exchange adjustments	2,748
Transfer from property, plant and equipment	17,357
Disposals	(16,726)
Net increase in fair value recognised in the income statement	24,361
At 31st December 2006	80,570
Exchange adjustments	4,374
Acquired on acquisition of subsidiaries	467,468
Disposals	(23,427)
Net increase in fair value recognised in the income statement	10,783
At 31st December 2007	540,268

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

The Group's investment properties are situated in the PRC and are held under medium-term land use rights.

The fair value of the Group's investment properties at 31st December 2007 was arrived at on the basis of a valuation carried out on that date by Messrs. Debenham Tie Leung Limited, an independent firm of qualified professional valuers not connected with the Group. Messrs. Debenham Tie Leung Limited are members of the Institute of Valuers, and have appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to the Valuation Standards on Properties of the Hong Kong Institute of Surveyors, was arrived at by reference to comparable sales transactions as available in the relevant market.

The property rental income earned by the Group from its investment properties, all of which are held for rental income under operating leases, amounted to HK$9,223,000 (2006: HK$6,229,000) with negligible direct operating expenses.

16. Property, Plant and Equipment

	Leasehold land and buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Plant and machinery HK$'000	Construction in progress HK$'000	Total HK$'000
THE GROUP						
COST						
At 1st January 2006	769,996	351,617	108,920	2,064,668	155,013	3,450,214
Exchange adjustments	20,954	4,488	4,085	45,184	6,575	81,286
Acquired on acquisition of a subsidiary	–	215	412	21,391	–	22,018
Additions	16,849	13,567	16,293	64,729	348,380	459,818
Transfers/reclassifications	56,720	5,600	686	214,129	(277,135)	–
Transfer to investment properties	(18,602)	–	–	–	–	(18,602)
Attributable to disposal of subsidiaries	–	(1,154)	(240)	(5,255)	–	(6,649)
Disposals	(1,515)	(6,321)	(11,847)	(35,283)	(8,575)	(63,541)
Government grants received	–	–	–	(3,879)	–	(3,879)
At 31st December 2006	844,402	368,012	118,309	2,365,684	224,258	3,920,665
Exchange adjustments	34,654	8,404	7,515	100,468	40,030	191,071
Acquired on acquisition of subsidiaries	38,538	23,389	18,237	9,460	104	89,728
Additions	5,740	17,713	20,012	81,639	793,919	919,023
Transfers/reclassifications	16,436	2,332	–	123,938	(142,706)	–
Attributable to disposal of subsidiaries	–	–	–	(1,621)	–	(1,621)
Disposals	(7,223)	(24,201)	(10,613)	(51,619)	–	(93,656)
At 31st December 2007	932,547	395,649	153,460	2,627,949	915,605	5,025,210
DEPRECIATION AND AMORTISATION						
At 1st January 2006	112,513	179,102	48,834	705,427	–	1,045,876
Exchange adjustments	3,875	2,325	2,108	13,665	–	21,973
Provided for the year	31,346	35,672	18,495	149,273	–	234,786
Transfer to investment properties	(745)	–	–	–	–	(745)
Attributable to disposal of subsidiaries	–	(387)	(216)	(1,385)	–	(1,988)
Eliminated on disposals	(263)	(5,839)	(9,654)	(35,278)	–	(51,034)
At 31st December 2006	146,726	210,873	59,567	831,702	–	1,248,868
Exchange adjustments	7,652	4,434	4,111	31,404	–	47,601
Provided for the year	26,967	38,124	19,441	154,474	–	239,006
Attributable to disposal of subsidiaries	–	–	–	(681)	–	(681)
Eliminated on disposals	(2,711)	(18,237)	(8,355)	(27,406)	–	(56,709)
At 31st December 2007	178,634	235,194	74,764	989,493	–	1,478,085
CARRYING VALUES						
At 31st December 2007	753,913	160,455	78,696	1,638,456	915,605	3,547,125
At 31st December 2006	697,676	157,139	58,742	1,533,982	224,258	2,671,797

At 31st December 2007, certain owner-occupied leasehold land and buildings amounted to HK$992,000 (2006: HK$1,015,000) is included in property, plant and equipment, as in the opinion of the directors, allocations between the land and buildings elements could not be made reliably.

16. Property, Plant and Equipment (Continued)

Property, plant and equipment are depreciated on a straight line basis at the following rates per annum:

Leasehold land and buildings	the shorter of 4% – 5% or over the period of the lease terms
Furniture, fixtures and equipment	10% – $33^{1}/_{3}$% or over the period of the lease in case of fixtures in rented premises
Motor vehicles	10% – 30%
Plant and machinery	5% – 20%

At 31st December 2007, leasehold land and buildings included certain assets carried at cost of HK$3,550,000 (2006: HK$9,361,000) in aggregate with accumulated depreciation of HK$1,091,000 (2006: HK$3,130,000) in respect of assets rented out under operating leases. Depreciation charged in respect of those assets in the year amounted to HK$96,000 (2006: HK$273,000).

At 31st December 2007, construction in progress included net interest capitalised of HK$1,694,000 (2006: HK$924,000).

	Buildings HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1st January 2006	2,803	25,399	8,855	37,057
Additions	–	1,165	–	1,165
Disposals	–	(2,585)	–	(2,585)
At 31st December 2006	2,803	23,979	8,855	35,637
Additions	–	1,180	–	1,180
Disposals	–	(255)	–	(255)
At 31st December 2007	2,803	24,904	8,855	36,562
DEPRECIATION				
At 1st January 2006	485	24,476	5,962	30,923
Provided for the year	112	590	1,209	1,911
Eliminated on disposals	–	(2,585)	–	(2,585)
At 31st December 2006	597	22,481	7,171	30,249
Provided for the year	112	688	962	1,762
Eliminated on disposals	–	(180)	–	(180)
At 31st December 2007	709	22,989	8,133	31,831
CARRYING VALUES				
At 31st December 2007	2,094	1,915	722	4,731
At 31st December 2006	2,206	1,498	1,684	5,388

16. Property, Plant and Equipment (Continued)

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
The carrying values of property interests comprises:				
Properties erected on land held under				
– medium-term leases in Macau	**1,035**	1,083	**–**	–
– medium-term leases in Hong Kong	**266,839**	277,963	**–**	–
– medium-term land use rights in the PRC	**486,039**	418,630	**2,094**	2,206
	753,913	697,676	**2,094**	2,206

17. Prepaid Lease Payments

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
The Group's prepaid lease payments comprises:		
– medium-term leases in Hong Kong	**44,100**	45,186
– medium-term land use rights in the PRC	**283,262**	212,865
	327,362	258,051
Analysed for reporting purposes as:		
Current portion	**27,367**	7,035
Non-current portion	**299,995**	251,016
	327,362	258,051

18. Toll Road Operating Right

	THE GROUP HK$'000
COST	
At 1st January 2006	1,861,474
Exchange adjustments	74,459
At 31st December 2006	1,935,933
Exchange adjustments	132,372
At 31st December 2007	2,068,305
AMORTISATION	
At 1st January 2006	84,676
Exchange adjustments	5,326
Charge for the year	67,335
At 31st December 2006	157,337
Exchange adjustments	14,258
Charge for the year	75,568
At 31st December 2007	247,163
CARRYING VALUES	
At 31st December 2007	1,821,142
At 31st December 2006	1,778,596

The amount represents the right to receive toll fees from vehicles using the Shanghai section of the Shanghai-Nanjing Expressway and to operate service facilities in designated areas along the Shanghai section for a period of 25 years from 2004.

The Group's right to operate the toll road is amortised on a units-of-usage basis, calculated based on the proportion of actual traffic volume for a particular period to the projected total traffic volume over the period for which the Group is granted the rights to operate the toll road which is 25 years.

19. Other Intangible Assets

	Patents HK$'000	Premium on prepaid lease payments HK$'000	Trademark HK$'000	Total HK$'000
THE GROUP				
COST				
At 1st January 2006	42,934	59,121	–	102,055
Exchange adjustments	1,717	2,365	–	4,082
Arising on acquisition of a subsidiary	4,640	–	–	4,640
At 31st December 2006	49,291	61,486	–	110,777
Exchange adjustments	4,948	4,637	–	9,585
Arising on acquisition of subsidiaries	218	–	54,487	54,705
At 31st December 2007	54,457	66,123	54,487	175,067
AMORTISATION				
At 1st January 2006	4,956	2,022	–	6,978
Exchange adjustments	198	81	–	279
Charge for the year	12,401	1,460	–	13,861
At 31st December 2006	17,555	3,563	–	21,118
Exchange adjustments	1,124	228	–	1,352
Charge for the year	6,200	1,068	–	7,268
At 31st December 2007	24,879	4,859	–	29,738
CARRYING VALUES				
At 31st December 2007	29,578	61,264	54,487	145,329
At 31st December 2006	31,736	57,923	–	89,659

Patents are held to produce pharmaceutical products for a period ranging from 5 to 10 years and are amortised on a straight line basis over useful lives ranging from 5 to 10 years.

Premium on prepaid lease payments represents the premium on acquisition of prepaid lease payments which is to be amortised over the period of the lease of the related prepaid lease payments on a straight line basis.

The trademark has a legal life of 10 years from September 2001 to September 2011 but is renewable upon expiry. The directors of the Company are of the opinion that the Group would renew the trademark continuously and has the ability to do so. Various studies including product life cycle studies, market, competitive and environmental trends, and brand extension opportunities have been performed by management of the Group, which supports that the trademark has no foreseeable limit to the period over which the trademarked products are expected to generate net cash flows for the Group.

20. Goodwill

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
COST		
At 1st January	**428,385**	404,547
Exchange adjustments	**47,560**	5,521
Arising on acquisition of subsidiaries (note 41)	**686,948**	22,569
Arising on acquisition of additional interest in a subsidiary	**3,566**	–
Transfer from goodwill of a jointly controlled entity upon acquisition of additional interest in a jointly controlled entity which become a subsidiary (note 22)	**246,701**	–
Eliminated on dilution of interest on share reform of a subsidiary	**–**	(4,252)
At 31st December	**1,413,160**	428,385
IMPAIRMENT		
At 1st January	**6,560**	6,560
Impairment loss recognised for the year	**28,339**	–
At 31st December	**34,899**	6,560
CARRYING AMOUNTS		
At 31st December	**1,378,261**	421,825

Goodwill acquired in business combinations was allocated, at acquisition, to the individual cash-generating units ("CGUs") that are expected to benefit from that business combination. The carrying amount of goodwill was allocated as follows:

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Sale and manufacture of Chinese medicine and health food	**291,829**	291,814
Sale and manufacture of biomedicine	**114,160**	130,011
Property development	**972,272**	–
	1,378,261	421,825

During the year, due to the continuous operating losses incurred for an entity engaged in sale and manufacture of biomedicine, the Group has revised its cash flow forecasts and an impairment loss of HK$28,339,000 (2006: nil) was recognised.

20. Goodwill (Continued)

Sale and manufacture of Chinese medicine and health food and sale and manufacture of biomedicine

The recoverable amounts of these units are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the year. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to these units. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the coming year and extrapolates cash flows for the following four years with a steady growth rate of 5%.

The rate used to discount the forecast cash flows is 7% for sale and manufacture of Chinese medicine and health food and 10% for sale and manufacture of biomedicine.

Property development

The recoverable amount of this unit is determined from value in use calculation. This unit is attributable to a project development plan in Shanghai which include sale of properties and rental income. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates for rental income, expected selling prices and direct costs to be incurred for the development. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to this unit. The growth rates are based on industry growth forecasts. Expected selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the coming five year and extrapolates cash flows for the following five years with a steady growth rate of 3%.

The rate used to discount the forecast cash flows is 20% for sale of properties and 5% for rental income.

21. Investment in Subsidiaries

	THE COMPANY	
	2007	2006
	HK$'000	HK$'000
Unlisted shares, at cost	**4,476,268**	1,023,154

Details of the Company's principal subsidiaries at 31st December 2007 are set out in note 51.

22. Interests/Investment in Jointly Controlled Entities

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cost of unlisted investments in jointly controlled entities	**965,993**	1,981,859	**112,921**	112,921
Share of post-acquisition profits and reserves, net of dividends received	**655,072**	585,729	**–**	–
	1,621,065	2,567,588	**112,921**	112,921
Less: Impairment loss recognised	**(122,595)**	(122,595)	**(112,921)**	(112,921)
	1,498,470	2,444,993	**–**	–

Included in the cost of investment is goodwill of HK$17,146,000 (2006: HK$17,146,000) arising on acquisition of interests in jointly controlled entities. The movement of goodwill is set out below:

	THE GROUP
	HK$'000
COST	
At 1st January 2006	116,053
Exchange adjustments	1,155
Eliminated on deemed disposal of interest in a jointly controlled entity	(1,271)
At 31st December 2006	115,937
Arising on acquisition of a jointly controlled entity (note)	246,701
Transfer to goodwill of subsidiaries (note 20)	(246,701)
At 31st December 2007	115,937
IMPAIRMENT	
At 1st January 2006	68,778
Impairment loss recognised for the year	30,013
At 31st December 2006 and 31st December 2007	98,791
CARRYING VALUES	
At 31st December 2007	17,146
At 31st December 2006	17,146

Note: Goodwill arising on acquisition of a jointly controlled entity during the year is determined on a provisional basis as the fair values of the identifiable assets acquired can be determined on a provisional value only. It may be adjusted upon the completion of the initial accounting.

22. Interests/Investment in Jointly Controlled Entities (Continued)

During the year ended 31st December 2006, the directors considered that in light of the decrease in operating results of a jointly controlled entity, with reference to the estimated cash flows from the operations of the jointly controlled entity, full impairment loss in respect of the goodwill of this jointly controlled entity of HK$30,013,000 was recognised.

A summary of the combined financial information in respect of the Group's jointly controlled entities which are accounted for using the equity method is set out below:

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Group's share of the total assets of jointly controlled entities	**4,142,586**	5,861,209
Group's share of the total liabilities of jointly controlled entities	**(2,662,929)**	(3,422,971)
Group's share of net assets of jointly controlled entities	**1,479,657**	2,438,238
Income	**5,565,343**	6,661,432
Profit for the year	**632,454**	238,999
Group's share of results of jointly controlled entities for the year	**277,456**	21,152

The Group has discontinued recognition of its share of losses of certain jointly controlled entities. The amounts of unrecognised share of the jointly controlled entities, both for the year and cumulatively, are as follows:

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Unrecognised share of losses of jointly controlled entities for the year	**12,058**	11,722
Accumulated unrecognised share of losses of jointly controlled entities	**25,471**	13,413

Details of the Group's principal jointly controlled entities at 31st December 2007 are set out in note 52.

23. Interests in Associates

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Cost of investment in associates		
– Listed in Hong Kong	**1,819,766**	1,819,766
– Listed in the PRC	**141,506**	141,506
– Unlisted	**257,898**	230,664
Share of post-acquisition profits and reserves, net of dividends received	**1,638,267**	1,630,747
	3,857,437	3,822,683
Less: Impairment loss recognised	**(28,793)**	(28,793)
	3,828,644	3,793,890
Fair value of listed investments	**5,085,923**	3,640,093

Included in the cost of investments is goodwill of HK$3,320,000 (2006: HK$3,320,000) arising on acquisition of interests in associates. The movement of goodwill is set out below:

	THE GROUP
	HK$'000
COST	
At 1st January 2006, 31st December 2006 and 31st December 2007	22,694
IMPAIRMENT	
At 1st January 2006, 31st December 2006 and 31st December 2007	19,374
CARRYING VALUES	
At 31st December 2007	3,320
At 31st December 2006	3,320

23. Interests in Associates (Continued)

A summary of the combined financial information in respect of the Group's associates is set out below:

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Total assets	**42,996,602**	41,261,076
Total liabilities	**(15,372,529)**	(13,968,625)
Net assets	**27,624,073**	27,292,451
Group's share of net assets of associates	**3,834,743**	3,799,989
Income	**22,510,539**	19,822,344
Profit for the year	**298,982**	106,914
Group's share of results of associates for the year	**158,161**	157,215

Details of the Group's principal associates at 31st December 2007 are set out in note 53.

24. Available-for-sale Investments

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Available-for-sale investments comprise:		
Listed equity securities:		
– in Hong Kong	**60,685**	15,523
– Others	**66,926**	6,699
Unlisted equity securities:		
– in Hong Kong	**5**	5
– in the PRC	**314,592**	174,882
	442,208	197,109

At the balance sheet date, all available-for-sale investments are stated at fair value, except for those unlisted equity investments of which their fair values cannot be measured reliably.

The above investments in unlisted equity securities are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair values cannot be measured reliably.

24. Available-for-sale Investments (Continued)

The Group's unlisted investments at the balance sheet date include HK$63,471,000 (2006: HK$34,159,000) investments in two companies with shareholding of 30% and 26.14% respectively established in the PRC which are engaged in the manufacture and sale of paper products. Pursuant to various addendums to the joint venture agreements with the respective PRC joint venture partners, the Group has surrendered its economic interests in connection with the operation and management of these companies in return for the receipt of contracted annual payments. At the end of the joint venture period, the Group is entitled to the distribution of all the remaining assets in accordance with their shareholdings in these companies. In the opinion of the directors, these companies are not regarded as the Group's associates as the Group cannot exercise significant influence on these companies.

During the year ended 31st December 2006, the directors reviewed the carrying amount of the available-for-sale investments in light of the current market condition with reference to the estimated discounted future cash flows from the business operated by the investees. The directors identified an impairment loss of HK$1,900,000 on the investment and the amount had been recognised in the consolidated income statement accordingly.

25. Loan Receivables

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Fixed-rate loan receivables	**35,374**	3,689
Analysed for reporting purposes:		
Non-current portion (receivable after 12 months)	**3,323**	3,689
Current portion (receivable within 12 months)	**32,051**	–
	35,374	3,689

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are 5.5% to 11.5% per annum.

At 31st December 2007, the fixed-rate loan receivable of HK$3,323,000 (2006: HK$3,689,000) represents the amount due from a minority shareholder of a subsidiary (the "MI shareholder"). It is secured by the MI shareholder's equity interest in that subsidiary.

26. Deposits Paid on Acquisition of Property, Plant and Equipment

The Group

The deposits were paid by the Group in connection with the acquisition of property, plant and equipment for new production facilities and the widening work of the Shanghai section of the Shanghai-Nanjing Expressway.

27. Deposit Paid on Acquisition of Additional Interest in an Associate

The Group

The deposit was paid by the Group in connection with the acquisition of additional interest in an associate which is engaged in manufacture, distribution and sale of dairy and related products. The acquisition was completed in March 2008 upon the approval by the relevant PRC authorities, details as disclosed in note 54.

28. Restricted Bank Deposits

The restricted bank deposits represent deposits under restriction for use by the Group as a result of a commercial court case of a minority shareholder of a subsidiary and the bank deposits were frozen accordingly. The restricted bank deposits carry fixed rates of 0.729% per annum.

29. Inventories

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Properties under development held for sale	**10,785,229**	–
Properties held for sale	**524,630**	–
Raw materials	**841,717**	643,605
Work in progress	**193,390**	130,161
Finished goods	**425,192**	319,371
Merchandise held for resale	**167,816**	123,475
	12,937,974	1,216,612

30. Trade and Other Receivables

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Trade receivables	**1,140,103**	982,142
Less: allowance for doubtful debts	**(99,549)**	(86,908)
	1,040,554	895,234
Other receivables (note)	**1,300,793**	617,893
Total trade and other receivables	**2,341,347**	1,513,127

Note: Included is an amount of HK$387,450,000 (2006: nil) and HK$289,135,000 (2006: nil) due from entities controlled by Xuhui District State-owned Assets Administrative Committee ("Xuhui SAAC") and a former shareholder of a subsidiary respectively. The amounts are unsecured, non-interest bearing and repayable on demand.

30. Trade and Other Receivables (Continued)

The Group generally allows credit periods ranging from 30 days to 180 days to its trade customers, other than property buyers. For property sales, due to the nature of business, the Group generally grants no credit period to property buyers. An aged analysis of trade receivables, net of allowance for doubtful debts, is as follows:

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Trade receivables:		
Within 30 days	**467,663**	377,371
Within 31-60 days	**237,088**	200,436
Within 61-90 days	**123,924**	93,395
Within 91-180 days	**117,179**	104,554
Within 181-365 days	**75,284**	99,781
Over 365 days	**19,416**	19,597
	1,040,554	895,234

Included in the Group's trade receivable balance are debtors with aggregate carrying amount of HK$131,955,000 (2006: HK$150,943,000) which are past due at the reporting date for which the Group has not provided for impairment loss. Before accepting any new customer, the Group assess the potential customer's credit quality by investigating their historical credit record and define credit limits by customer.

Ageing of trade receivables which are past due but not impaired

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
31-60 days	**22,268**	13,614
61-90 days	**11,169**	7,012
91-180 days	**3,818**	10,839
181-365 days	**75,284**	99,781
Over 365 days	**19,416**	19,597
Total	**131,955**	150,943

The Group has made provision on certain receivables over 365 days because the directors are of the opinion that these receivables are not recoverable.

30. Trade and Other Receivables (Continued)

Movement in the allowance for doubtful debts

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Balance at beginning of the year	**86,908**	60,014
Impairment losses recognised on receivables	**12,641**	53,292
Amounts written off as uncollectible	**–**	(26,398)
Balance at end of the year	**99,549**	86,908

31. Financial Assets at Fair Value Through Profit or Loss

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Investments held-for-trading:				
Listed equity securities in				
– Hong Kong	**122,474**	155,985	**–**	–
– Others	**271,119**	153,945	**–**	–
Unlisted investment funds in equity and debt securities	**–**	785,564	**–**	–
	393,593	1,095,494	**–**	–
Financial assets designated at fair value through profit or loss:				
– Convertible notes/bonds	**78,131**	155,430	**–**	–
– Structured deposits	**2,362,906**	329,785	**2,280,379**	–
– Equity-linked notes	**301,591**	79,402	**–**	–
	2,742,628	564,617	**2,280,379**	–
	3,136,221	1,660,111	**2,280,379**	–

At the balance sheet date, all financial assets at fair value through profit or loss are stated at fair value. The fair values are determined by reference to bid prices quoted in active markets or prices provided by the respective issuing banks or financial institutions using valuation technique.

Included in financial assets designated at fair value through profit or loss is structured deposits of HK$2,362,906,000 (2006: HK$329,785,000) and HK$2,280,379,000 (2006: nil) placed with banks for the Group and the Company respectively. Under the relevant agreements, these structured deposits contain embedded derivatives in which their returns are determined by reference to the change in exchange rate of certain foreign currencies and the change in certain interest rates quoted in the market.

31. Financial Assets at Fair Value Through Profit or Loss (Continued)

Major terms of the structured deposits at 31st December 2007 are as follows:

Notional amount	Maturity
US$237,907,000	15th January 2008 to 13th March 2008
HK$500,000,000	13th March 2008

32. Pledged Bank Deposits, Short-Term Bank Deposits and Bank Balances and Cash

The Group

Pledged bank deposits with maturity of less than six months represents deposits pledged to banks to secure general banking facilities granted to the Group and an associate. Deposits amounting to HK$13,026,000 (2006: HK$28,560,000) have been pledged to secure general banking facilities and are therefore classified as current assets. The pledged bank deposits carry interest at fixed interest rate ranging from 0.72% to 5.18% (2006: 3.28%). The pledged bank deposits will be released upon the settlement of relevant bank borrowings.

Short-term bank deposits with maturity of more than three months carry interest at market rate ranging from 2.5% to 5.35% (2006: 1.8% to 5.57%) per annum.

Bank balances with maturity of less than three months carry interest at market rate ranging from 0.72% to 4.6% (2006: 0.72% to 5.31%) per annum.

The Company

Short-term bank deposits with maturity of more than three months carry interest at market rate ranging from 5.24% to 5.35% (2006: 5.47% to 5.57%) per annum. Bank balances with maturity of less than three months carry interest at market rate ranging from 3.4% to 4.6% (2006: 3.72% to 5.31%) per annum.

33. Assets Classified as Held for Sale

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Assets classified as held for sale comprise:		
An associate (note a)	**203,887**	–
Property interests (note b)	**–**	28,833
	203,887	28,833

33. Assets Classified as Held for Sale (Continued)

Notes:

(a) In November 2007, the Board of Directors of Shanghai Urban Development (Holdings) Co. Ltd. ("Shanghai Urban Development"), a then jointly controlled entity of the Group in which the Group held a 40% equity interests, resolved to dispose of its entire 45.67% equity interest in 上海家得利超市有限公司 (Shanghai Jiadeli Supermarket Co., Ltd.) ("Shanghai Jiadeli"), an associate of Shanghai Urban Development engaged in the supermarket business. Accordingly, Shanghai Urban Development's interest in Shanghai Jiadeli of HK$51,509,000 had been classified as assets held for sale and was presented separately in the balance sheet of Shanghai Urban Development. Upon the acquisition of additional 19% equity interest in Shanghai Urban Development by the Group as mentioned in note 41(b), Shanghai Urban Development became a subsidiary of the Company and the carrying amount of interest in Shanghai Jiadeli was measured at fair value less costs to sell of HK$203,887,000.

(b) In 2005, the Group resolved to dispose of two pieces of land and buildings with aggregate carrying amounts of HK$28,833,000 to an outsider within twelve months subsequent to the balance sheet date. Accordingly, the amounts have been classified as assets held for sale and are presented separately in the balance sheet. The disposal transaction was completed in January 2007.

34. Trade and Other Payables

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Trade payables	**1,108,029**	681,779
Customers deposits from sales of properties	**1,497,244**	–
Consideration payable	**560,581**	–
Other payables (note)	**2,470,774**	854,141
Total trade and other payables	**5,636,628**	1,535,920

Note: Included is an amount of HK$1,117,670,000 (2006: nil) and HK$153,558,000 (2006: nil) due to Xuhui SAAC and entities controlled by Xuhui SAAC, and an associate respectively. The amounts are unsecured, non-interest bearing and repayable on demand.

An aged analysis of trade payables are as follows:

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Trade payables:		
Within 30 days	**787,235**	483,708
Within 31-60 days	**115,920**	78,084
Within 61-90 days	**74,490**	29,017
Within 91-180 days	**59,390**	42,482
Within 181-365 days	**34,759**	17,499
Over 365 days	**36,235**	30,989
	1,108,029	681,779

35. Bank and Other Borrowings

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Bank loans	**3,604,312**	2,112,143
Other loans	**18,130**	64,560
	3,622,442	2,176,703
Analysed as:		
Secured	**1,284,263**	365,963
Unsecured	**2,338,179**	1,810,740
	3,622,442	2,176,703
Carrying amount repayable:		
On demand or within one year	**1,414,450**	614,741
More than one year but not more than two years	**335,491**	63,071
More than two years but not more than five years	**1,868,530**	1,490,362
Over five years	**3,971**	8,529
	3,622,442	2,176,703
Less: Amounts due within one year shown under current liabilities	**(1,414,450)**	(614,741)
	2,207,992	1,561,962

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates (or repricing dates) are as follows:

	2007	2006
	HK$'000	HK$'000
Fixed-rate borrowings:		
Within one year	**1,032,450**	279,911
In more than one year but not more than two years	**335,491**	63,071
In more than two years but not more than three years	**359,124**	171
In more than three years but not more than four years	**15,138**	171
In more than four years but not more than five years	**181**	170
In more than five years	**3,971**	8,529
	1,746,355	352,023

35. Bank and Other Borrowings (Continued)

The ranges of effective interest rates (which are also equal to contracted interest rates) on the Group's borrowings are as follows:

	2007	2006
Effective interest rate:		
Fixed-rate borrowings	**2.4% to 9.198%**	2.4% to 7.9%
Variable-rate borrowings	**4.203% to 6.804%**	4.32% to 9.36%

Included in the bank borrowings is an amount of HK$1,500 million drawn under a syndicated loan facility of HK$3,000 million obtained by the Group in 2006. Transaction costs directly attributable to such bank borrowing amounted to approximately HK$10.5 million and was deducted from the fair value of the bank borrowing on initial recognition. At 31st December 2007, the carrying value of such bank borrowing amounted to approximately HK$1,492 million (2006: HK$1,490 million).

36. Share Capital

	Number of ordinary shares	**Amount** HK$'000
Authorised:		
Ordinary shares of HK$0.10 each		
– at 1st January 2006, 31st December 2006 and 31st December 2007	2,000,000,000	200,000
Issued and fully paid:		
Ordinary shares of HK$0.10 each		
– balance at 1st January 2006	967,533,000	96,753
– exercise of share options	971,000	97
– balance at 31st December 2006	968,504,000	96,850
– exercise of share options	5,857,000	586
– issue of new shares	96,900,000	9,690
– balance at 31st December 2007	1,071,261,000	107,126

On 16th July 2007, a wholly-owned subsidiary of SIIC, Shanghai Investment Holdings Limited ("SIH") and the Company entered into a placing agreement with a placing agent for the placing of 96,900,000 existing shares of HK$0.10 each in the Company held by SIH at a price of HK$31.20 each. Pursuant to a subscription agreement of the same date, SIH subscribed for 96,900,000 new shares of HK$0.10 each in the Company at a price of HK$31.20 each. The proceeds were used to provide additional working capital for the Company. These new shares were rank pari passu with other shares in issue in all respects.

37. Share-Based Payment Transactions

Details of the equity-settled share option schemes adopted by members of the Group are as follows:

(a) SIHL Scheme

The Company has, in accordance with Chapter 17 of the Listing Rules, adopted a new share option scheme (the "SIHL Scheme"), as approved by the shareholders of the Company at the extraordinary general meeting held on 31st May 2002. The SIHL Scheme shall be valid and effective for a period of 10 years commencing on the adoption of the Scheme, after which period no further share options will be granted. The SIHL Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the eligible participants and for such other purposes as the Board may approve from time to time.

According to the SIHL Scheme, the Board of Directors of the Company may grant options to any director or employee of each member of the Group (including a company in which (i) the Company is directly or indirectly interested in less than 20% of the issued share capital or equity interest or voting rights of such company but is the largest shareholder or the holder of the largest voting rights of such company; or (ii) in the opinion of the Board of Directors, the Company is able to exercise significant influence to such company); and any executive or employee of any business consultant, professional and other advisers in each member of the Group who have rendered service or will render service to the Group, to subscribe for shares in the Company for a consideration of HK$1 for each lot of share options granted. Share options granted should be accepted within 30 days from the date of grant.

The Board of Directors may at its absolute discretion determine and notified by the Board of Directors to each grantee the period during which a share option may be exercised, such period should expire not later than 10 years from the date of grant of the share options. Subject to the provisions of the SIHL Scheme, the Board of Directors may at its discretion when offering the grant of a share option impose any conditions, restrictions or limitations in relation thereto as it may think fit.

The subscription price for shares in the Company shall be a price solely determined by the Board of Directors of the Company and notified to an eligible participant, and shall be at least the highest of: (i) the closing price of the Company's shares on the date of grant; (ii) the average closing price of the Company's shares for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a share of the Company.

The total number of shares which may be issued upon exercise of all options to be granted under the SIHL Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of shares of the Company in issue as at the date of approval of the SIHL Scheme. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the SIHL Scheme and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the Listing Rules) of the total number of shares in issue from time to time. The total number of shares issued and to be issued upon exercise of the options granted to each participant under the SIHL Scheme and any other option schemes (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue unless approved by the shareholders of the Company.

The number of shares available for issue, save for those granted but yet to be exercised, under the SIHL Scheme totalled 49,717,000 shares, which represented 4.6% (2006: 5.1%) of the issued share capital of the Company as at the date of this annual report.

37. Share-Based Payment Transactions (Continued)

(a) SIHL Scheme (Continued)

The following table discloses details of the Company's options under the SIHL Scheme held by the Group's employees and other eligible participants and movement in such holdings during the year:

Month of grant	**Exercise price per share** HK$	**Outstanding at 1.1.2007**	**Granted during the year**	**Exercised during the year**	**Lapsed during the year**	**Outstanding at 31.12.2007**
September 2005	14.89	9,531,000	–	(4,387,000)	–	5,144,000
May 2006	17.10	5,000,000	–	(1,470,000)	–	3,530,000
		14,531,000	–	(5,857,000)	–	8,674,000
Exercisable at the end of the year						6,000,000

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Lapsed during the year	Outstanding at 31.12.2006
September 2002	11.71	7,385,000	–	(885,000)	(6,500,000)	–
September 2005	14.89	10,000,000	–	(86,000)	(383,000)	9,531,000
May 2006	17.10	–	5,000,000	–	–	5,000,000
		17,385,000	5,000,000	(971,000)	(6,883,000)	14,531,000
Exercisable at the end of the year						4,359,300

Details of the share options held by the directors included in the above table are as follows:

Month of grant	**Exercise price per share** HK$	**Outstanding at 1.1.2007**	**Reclassified during the year**	**Exercised during the year**	**Outstanding at 31.12.2007**
September 2005	14.89	2,440,000	(4,000)	(516,000)	1,920,000
May 2006	17.10	2,300,000	–	(660,000)	1,640,000
		4,740,000	(4,000)	(1,176,000)	3,560,000

37. Share-Based Payment Transactions (Continued)

(a) SIHL Scheme (Continued)

Month of grant	Exercise price per share HK$	Outstanding at 1.1.2006	Granted during the year	Exercised during the year	Outstanding at 31.12.2006
September 2005	14.89	2,440,000	–	–	2,440,000
May 2006	17.10	–	2,300,000	–	2,300,000
		2,440,000	2,300,000	–	4,740,000

The options granted on 10th September 2002 expired at the close of business on 9th September 2006.

Share options granted in September 2005 under the SIHL Scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches, being:

- 2nd March 2006 to 1st March 2007 (up to 30% of the share options granted are exercisable)
- 2nd March 2007 to 1st March 2008 (up to 60% of the share options granted are exercisable)
- 2nd March 2008 to 1st March 2009 (all share options granted are exercisable)

Share options granted in May 2006 under the SIHL Scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches, being:

- 2nd November 2006 to 1st November 2007 (up to 30% of the share options granted are exercisable)
- 2nd November 2007 to 1st November 2008 (up to 60% of the share options granted are exercisable)
- 2nd November 2008 to 1st November 2009 (all share options granted are exercisable)

During the year, the weighted average closing price of the Company's shares immediately before the respective dates on which the share options under the SIHL share option scheme were exercised is HK$33.40 (2006: HK$16.16).

Total consideration received for shares issued upon exercise of share options under the SIHL Scheme during the year was approximately HK$90,459,000 (2006: HK$11,644,000).

No options was granted under the SIHL Scheme for the year.

The Group recognised an expense of approximately HK$5,460,000 for the year ended 31st December 2007 (2006: HK$10,872,000) in relation to the share options granted by the Company, in which approximately HK$4,048,000 (2006: HK$7,994,000) was related to options granted to the Group's employees and shown as staff costs, and the remaining balance represents share option expense for eligible participants other than employees.

37. Share-Based Payment Transactions (Continued)

(b) Mergen Biotech Scheme

A subsidiary of the Company, Mergen Biotech Ltd. ("Mergen Biotech") adopted a share option scheme (the "Mergen Biotech Scheme") on 28th May 2004 for the primary purpose of providing incentives to eligible participants to contribute to Mergen Biotech and to enable Mergen Biotech to recruit and attract high-calibre employees and attract human resources that are valuable to Mergen Biotech and its subsidiaries (the "Mergen Group"), and the scheme will remain valid for a period of 10 years commencing on the date of its adoption.

Under the Mergen Biotech Scheme, the board of directors of Mergen Biotech (the "Mergen Board") can grant options to eligible participants, including any director, management, employee (whether full-time or part-time) or business consultant and professional adviser of the Mergen Group, to subscribe for shares in Mergen Biotech for a consideration of HK$1 for each lot of share options granted. Options granted have to be accepted within 30 days from the date of grant.

An option may be exercised in accordance with the terms of the Mergen Biotech Scheme at any time during a period to be notified by the Mergen Board to each grantee, such period shall not be more than 10 years from the date upon which the grant of a share option is made to a participant in accordance with the Mergen Biotech Scheme but subject to the provisions for early termination contained therein. Subject to the provisions of the Mergen Biotech Scheme, the Mergen Board may at its discretion when offering the grant of a share option imposed any conditions, restrictions or limitations in relation thereto as it may think fit.

The subscription price of the share options shall be determined by the Mergen Board with reference to the unaudited net asset per share of Mergen Biotech ("Mergen Share") as at 31st December 2003 and shall not be less than US$8.22 (or its equivalent in HK$) per Mergen Share. The subscription price of options granted after the Company has contemplated a separate listing of Mergen Biotech on the Main Board or the Growth Enterprise Market ("GEM") of the Stock Exchange or any overseas stock exchange and up to the date of listing of the Mergen Shares shall not be lower than the new issue price of the Mergen Shares on listing. Without prejudice to the foregoing, any options granted during the period commencing 6 months before the lodgement of Form A1 (or its equivalent for listing on GEM or any overseas exchange) are subject to the above requirement. The subscription price of any options granted during such period shall be adjusted at the absolute discretion of the Mergen Board to a price not lower than the new issue price of the Mergen Shares on listing.

The maximum number of Mergen Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Mergen Biotech Scheme and other share option scheme(s) of Mergen Biotech shall not exceed 10% of the total number of Mergen Shares in issue from time to time. The Mergen Board will have the right to grant to the eligible participants options to subscribe for Mergen Shares, which when aggregated with any securities to be granted subject to any other share option schemes of Mergen Biotech shall not in aggregate exceed 10% of the total number of Mergen Shares in issue as at the date of approval of the Mergen Biotech Scheme. No eligible participants under the Mergen Biotech Scheme shall be granted an option which, if exercised, would result in the aggregate number of Mergen Shares issued and to be issued upon exercise of all options granted and to be granted to such participant, in any 12-month period (including exercised, cancelled and outstanding options), would exceed 1% of the Mergen Shares in issue unless approved by the shareholders of the Company.

37. Share-Based Payment Transactions (Continued)

(b) Mergen Biotech Scheme (Continued)

The following table discloses details of the options under the Mergen Biotech Scheme during the year:

Month of grant	Exercise price per share	Outstanding at 1.1.2007, and 31.12.2007
December 2004	US$8.22	63,400

For both years, all options under the Mergen Biotech Scheme were unexercised and no options was granted or exercised under the Mergen Biotech Scheme.

The number of shares available for issue, save for those granted but yet to be exercised, under the Mergen Biotech Scheme totalled 14,600 Mergen Shares which represented 1.87% (2006: 1.87%) of the issued share capital of Mergen Biotech as at the date of this annual report.

Pursuant to the offer letter issued by Mergen Biotech on 31st December 2004, 55% of the share options granted are exercisable since 30th June 2005. Subject to the fulfillment of certain performance targets as determined by the board of directors of Mergen Biotech by the grantees, the rest of the 45% share options granted are exercisable in three batches, in particular, every six months interval from 1st January 2005 and an additional 15% of the share options granted are exercisable until 30th May 2014.

The Group recognised an expense of HK$206,000 for the year ended 31st December 2007 in relation to the share options granted by Mergen Biotech.

38. Share Premium and Reserves

	Share premium HK$'000	Share options reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Hedging reserve HK$'000	Accumulated profits HK$'000	Total HK$'000
THE COMPANY							
At 1st January 2006	10,135,781	3,911	1,071	1,137,728	6,421	3,166,761	14,451,673
Loss on cash flow hedges and net expense recognised directly in equity	–	–	–	–	(6,421)	–	(6,421)
Profit for the year	–	–	–	–	–	1,938,435	1,938,435
Total recognised income and expense for the year	–	–	–	–	(6,421)	1,938,435	1,932,014
Premium arising on issue of shares	11,547	–	–	–	–	–	11,547
Release of share options reserve on exercise of share options	72	(72)	–	–	–	–	–
Reversal upon cancellation of share options	–	(321)	–	–	–	321	–
Expenses incurred in connection with the issue of new shares	(25)	–	–	–	–	–	(25)
Recognition of equity-settled share-based payment expenses	–	10,872	–	–	–	–	10,872
Dividends paid (note 13)	–	–	–	–	–	(426,058)	(426,058)
At 31st December 2006	10,147,375	14,390	1,071	1,137,728	–	4,679,459	15,980,023
Profit for the year	–	–	–	–	–	1,003,534	1,003,534
Premium arising on issue of shares	3,103,463	–	–	–	–	–	3,103,463
Release of share options reserve on exercise of share options	8,700	(8,700)	–	–	–	–	–
Expenses incurred in connection with the issue of new shares	(61,088)	–	–	–	–	–	(61,088)
Recognition of equity-settled share-based payment expenses	–	5,460	–	–	–	–	5,460
Dividends paid (note 13)	–	–	–	–	–	(686,618)	(686,618)
At 31st December 2007	13,198,450	11,150	1,071	1,137,728	–	4,996,375	19,344,774

The Company's reserve available for distribution to shareholders as at 31st December 2007 represents its accumulated profits of approximately HK$4,996.4 million (2006: HK$4,679.5 million).

The Company's capital reserve which arose in 1997 upon reduction of share premium as confirmed by the Order of the High Court of Hong Kong was not realised profits and is an undistributable reserve.

39. Amounts Due from (to) Subsidiaries

At 31st December 2007, the amounts due from subsidiaries are unsecured and repayable on demand. Except for an amount of approximately HK$60 million as at 31st December 2006 which carried interest at HIBOR plus 0.45% per annum, the balances are non-interest bearing.

The amounts due to subsidiaries are unsecured, non-interest bearing and repayable on demand.

40. Deferred Taxation

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Fair value adjustments on business combinations HK$'000	Land appreciation tax HK$'000	Other deferred tax liabilities HK$'000	Tax losses HK$'000	Other deferred tax assets HK$'000	Total HK$'000
THE GROUP								
At 1st January 2006	101,412	2,126	-	-	10,014	(7,800)	(24,149)	81,603
Exchange adjustments	161	-	-	-	129	-	(6,388)	(6,098)
Arising on acquisition of a subsidiary	-	-	6,531	-	928	-	-	7,459
(Credit) charge to income for the year (note 10)	(6,879)	3,546	-	-	2,278	700	675	320
At 31st December 2006	94,694	5,672	6,531	-	13,349	(7,100)	(29,862)	83,284
Effect of change in tax rate	(250)	(170)	-	-	(2,559)	-	628	(2,351)
Exchange adjustments	321	-	-	-	1,208	-	2,205	3,734
Arising on acquisition of subsidiaries	-	258,309	1,557,413	377,379	6,285	(18,784)	(29,943)	2,150,659
(Credit) charge to income for the year (note 10)	(7,969)	2,661	-	-	16,580	1,000	5,247	17,519
At 31st December 2007	86,796	266,472	1,563,944	377,379	34,863	(24,884)	(51,725)	2,252,845

Other deferred tax liabilities mainly included deferred tax on fair value change of financial assets classified as held-for-trading. Other deferred tax assets included deferred tax on impairment loss on bad and doubtful debts and pre-operating expenses.

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2007 HK$'000	2006 HK$'000
Deferred tax liabilities	**2,324,641**	112,046
Deferred tax assets	**(71,796)**	(28,762)
	2,252,845	83,284

40. Deferred Taxation (Continued)

At 31st December 2007, the Group had unused tax losses of approximately HK$116 million (2006: HK$46.5 million) available for offset against future assessable profits. A deferred tax asset amounting to approximately HK$24.9 million (2006: HK$7.1 million) in respect of tax losses amounting to approximately HK$110 million (2006: HK$40.6 million) was recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$6.0 million (2006: HK$5.9 million) due to the unpredictability of future profit streams. The unrecognised tax losses may be carried forward indefinitely.

41. Acquisition of Subsidiaries

During the year, the Group acquired certain subsidiaries, details of which are as follows:

(a) In February 2007, the Group acquired 100% equity interest in 本溪天印藥業有限公司, a company engaged in manufacturing of pharmaceutical products, for a consideration of approximately HK$10,000,000. The acquisition has been accounted for using the purchase method of accounting. The amount of discount arising as a result of the acquisition was HK$2,563,000.

(b) On 27th June 2007, the Company and Xuhui SAAC entered into a capital contribution agreement, pursuant to which the Company has agreed to make a capital contribution of RMB2,130,661,000 (equivalent to approximately HK$2,200,475,000) to Shanghai Urban Development, a company engaged in property development in the PRC, in return for a 40% equity interest in Shanghai Urban Development. The capital contribution to Shanghai Urban Development was approved by the relevant approval authority on 31st July 2007. Shanghai Urban Development was accounted for as a jointly controlled entity at 31st July 2007.

On 29th October 2007, the Company entered into an equity transfer contract with Xuhui SAAC to acquire additional 19% equity interest in Shanghai Urban Development, for a consideration of RMB1,568,707,000 (equivalent to approximately HK$1,663,121,000). The acquisition has been accounted for using the purchase method of accounting. The acquisition has been completed in December 2007. After the completion of the acquisition, the Company held 59% equity interest in Shanghai Urban Development. As the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities can be determined only provisionally, the acquisition has been accounted for using those provisional values. The amount of goodwill arising as a result of this acquisition was HK$686,948,000.

During the year ended 31st December 2006, the Group acquired 69.63% equity interest in 常州天普藥業有限公司 (Changzhou Techpool Pharmaceutical Co., Ltd.) ("Changzhou Techpool") for a consideration of RMB71,000,000 (equivalent to approximately HK$68,269,000). The acquisition had been accounted for using the purchase method of accounting. The amount of goodwill arising as a result of this acquisition was HK$22,569,000.

41. Acquisition of Subsidiaries (Continued)

The net assets acquired in the transactions, and the goodwill and discount arising on acquisition, are as follows:

	2007			
	Acquirees' Carrying amount before combination HK$'000	Provisional fair value adjustments HK$'000	Provisional fair value HK$'000	2006 HK$'000
Net assets acquired:				
Investment properties	467,468	-	467,468	-
Property, plant and equipment	89,728	-	89,728	22,018
Prepaid lease payments	14,322	-	14,322	1,385
Other intangible assets	218	54,487	54,705	4,640
Interests in associates	39,453	-	39,453	6,655
Available-for-sale investments	2,411	-	2,411	-
Restricted bank deposits	68,272	-	68,272	-
Deferred tax assets	48,727	-	48,727	-
Inventories	7,473,370	3,852,576	11,325,946	66,390
Trade and other receivables	910,909	-	910,909	11,764
Loan receivables	10,684	-	10,684	-
Financial assets at fair value through profit or loss	12,560	-	12,560	-
Taxation recoverable	58,173	-	58,173	-
Bank balances and cash	470,223	-	470,223	11,038
Assets classified as held-for-sale	51,509	152,378	203,887	-
Trade and other payables	(3,913,553)	-	(3,913,553)	(27,097)
Taxation payable	(259,665)	-	(259,665)	(12)
Deferred tax liabilities	(641,973)	(1,557,413)	(2,199,386)	(7,459)
Bank and other borrowings	(1,154,669)	-	(1,154,669)	(24,038)
	3,748,167	2,502,028	6,250,195	65,284
Minority interests of investees	(607,218)	(492,664)	(1,099,882)	-
Minority interests	(1,282,638)	(823,840)	(2,106,478)	(19,584)
	1,858,311	1,185,524	3,043,835	45,700
Other revaluation reserve			(54,105)	-
Goodwill arising on acquisition (note 20)			686,948	22,569
Discount arising on acquisition			(2,563)	-
			3,674,115	68,269

41. Acquisition of Subsidiaries (Continued)

	2007 HK$'000	2006 HK$'000
Satisfied by:		
Cash consideration paid	1,673,121	–
Share of net assets of a jointly controlled entity	2,000,994	–
Deposit paid on acquisition of a subsidiary in prior year	–	68,269
	3,674,115	68,269
Net cash (outflow) inflow arising on acquisition:		
Cash consideration paid	(1,673,121)	–
Cash and cash equivalents acquired	470,223	11,038
	(1,202,898)	11,038

Goodwill arising on the acquisition of Shanghai Urban Development during the year is determined on a provisional basis as the fair value of the identifiable assets acquired can be determined on a provisional value only. It may be adjusted upon the completion of the initial accounting.

The subsidiaries acquired during the year did not have any significant contribution to the Group's turnover or results for the year. The subsidiaries acquired during the year ended 31st December 2006 contributed approximately HK$72 million and HK$9 million to the Group's turnover and profit for that year, respectively.

Had the acquisitions been completed on 1st January 2007, the Group's turnover would have been increased by approximately HK$2,156 million (2006: nil), and profit for the period would have been decreased by approximately HK$19 million (2006: nil). The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1st January 2007, nor is it intended to be a projection of future results.

42. Disposal of Subsidiaries

During the year, the Group disposed of its entire interests in Chengdu Xingjuxing Properties Co. Ltd., S.I. Automobile Development Holdings Limited, S.I. Daily Chemicals Holdings Limited and 杭州青春寶健康廣場有限公司.

During the year ended 31st December 2006, the Group disposed of its entire interests in 北京上實中藥有限公司 and 上海實業聯合集團大藥房有限公司. A net gain on disposal of interests in subsidiaries of HK$3,468,000 was recognised for that year.

The net assets of the subsidiaries at the date of disposal are set out below.

	2007 **HK$'000**	2006 HK$'000
Net assets disposed of:		
Property, plant and equipment	**940**	4,661
Prepaid lease payments	**–**	1,047
Interest in an associate	**138,721**	–
Inventories	**–**	5,323
Trade and other receivables	**12,660**	2,055
Taxation recoverable	**824**	–
Bank balances and cash	**1**	3,033
Assets classified as held for sale	**28,833**	–
Trade and other payables	**(5,690)**	(6,772)
Taxation payable	**–**	(287)
	176,289	9,060
Net assets attributable to minority interests	**(18,713)**	(315)
	157,576	8,745
Translation reserve realised	**(11,735)**	(31)
	145,841	8,714
(Loss) gain on disposal of interests in subsidiaries	**(3,589)**	3,468
Consideration	**142,252**	12,182
Satisfied by:		
Cash consideration received	**142,252**	12,182
Net cash inflow arising on disposals:		
Cash consideration received	**142,252**	12,182
Bank balances and cash disposed of	**(1)**	(3,033)
	142,251	9,149

The subsidiaries disposed of during the year did not make any significant contribution to the results and cash flows of the Group during the period prior to the disposals.

43. Operating Leases

The Group as lessee

At the balance sheet date, the Group and the Company had commitments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**78,075**	33,176	**8,842**	3,281
In the second to fifth year inclusive	**175,561**	73,917	**4,421**	–
After five years	**167,180**	88,960	**–**	–
	420,816	196,053	**13,263**	3,281

Operating lease payments represent rental payable by the Group and the Company for certain office and factory properties. Leases are negotiated for an average term of 20 years and rentals are fixed for an average term of 1 to 2 years.

Included in the above are operating lease commitments for land and buildings of approximately HK$205.2 million (2006: HK$174 million) and approximately HK$13.3 million (2006: HK$3.3 million) payable by the Group and the Company, respectively, to the ultimate holding company and fellow subsidiaries.

The Group as lessor

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

	THE GROUP Leased Premises	
	2007	2006
	HK$'000	HK$'000
Within one year	**134,575**	2,323
In the second to fifth year inclusive	**502,428**	8,627
Over five years	**131,098**	7,000
	768,101	17,950

The Company had no significant operating lease arrangements as lessor at the balance sheet date.

44. Capital Commitments

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– toll road construction costs	**572,709**	1,055,813
– investments in PRC jointly controlled entities	**18,162**	53,072
– investments in overseas jointly controlled entity	**3,767**	15,[illegible]32
– acquisition of property, plant and equipment	**624,166**	79,[illegible]96
– additions in construction in progress	**111,410**	71,245
– additions in properties under development	**654,464**	–
	1,984,678	1,275,058
Capital expenditure authorised but not contracted for in respect of		
– acquisition of property, plant and equipment	**168,177**	–
– additions in properties under development	**133,547**	–
	301,724	–

In addition to the above, the Group's share of capital commitments of the jointly controlled entities are as follows:

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of		
– investments in PRC jointly controlled entities and associates	**31,784**	31,735
– acquisition of property, plant and equipment	**–**	428,299
– additions in construction in progress	**–**	3,229
	31,784	463,263

The Company had no significant capital commitment at the balance sheet date.

45. Contingent Liabilities

	THE GROUP	
	2007	2006
	HK$'000	HK$'000
Guarantees given to banks in respect of banking facilities utilised by		
– an entity controlled by Xuhui SAAC	**732,906**	–
– associates	**182,903**	38,000
– a jointly controlled entity	**149,573**	–
– a supplier	**–**	26,800
	1,065,382	64,800

The Company did not have significant contingent liabilities at the balance sheet date.

46. Pledge of Assets

At 31st December 2007, the following assets were pledged by the Group to banks in order to secure general banking facilities granted by these banks to the Group:

(i) investment properties with a carrying value of HK$125,962,000 (2006: nil);

(ii) plant and machinery with a carrying value of HK$40,044,000 (2006: HK$22,857,000);

(iii) leasehold land and buildings with a carrying value of HK$258,610,000 (2006: HK$195,494,000);

(iv) motor vehicles with a carrying value of HK$843,000 (2006: HK$82,000);

(v) properties under development held for sale of HK$1,584,019,000 (2006: nil);

(vi) properties held for sale of HK$23,675,000 (2006: nil); and

(vii) bank deposits of approximately HK$13,026,000 (2006: HK$560,000).

At 31st December 2006, certain of the Group's plant and machinery with a carrying value of HK$180,322,000 were pledged to an independent third party which provided a guarantee to a bank in respect of a bank loan granted to the Group.

At 31st December 2006, the Group had bank deposits of approximately HK$28,000,000 pledged to banks in respect of banking facilities granted to an associate.

47. Retirement Benefits Schemes

The Company and its subsidiaries in Hong Kong operate defined contribution retirement benefits scheme for their qualifying employees pursuant to the Occupational Retirement Schemes Ordinance. To comply with the Mandatory Provident Fund Schemes Ordinance (the "MPFO"), a Mandatory Provident Fund Scheme (the "MPF Scheme") was also established. The assets of both schemes are held separately in funds which are under the control of independent trustees. The retirement benefits schemes contributions charged to the consolidated income statement represent contributions payable by the Company and its subsidiaries in Hong Kong to the funds at rates specified in the rules of the schemes. When there are employees who leave the defined contribution retirement benefits scheme prior to becoming fully vested in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Company and its subsidiaries in Hong Kong.

The employees employed in the PRC subsidiaries are members of the state-managed retirement benefits schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefits schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefits schemes is to make the required contributions under the schemes.

At the balance sheet date, no forfeited contributions were available to reduce the contribution payable in the future years.

48. Connected and Related Party Transactions and Balances

(I) Connected persons

(a) During the year, the Group had significant transactions and balances with related parties, some of which are also deemed to be connected persons pursuant to the Listing Rules. The significant transactions with the connected parties during the year, and significant balances with them at the balance sheet date, are as follows:

Connected persons	Nature of transaction	THE GROUP 2007 HK$'000	2006 HK$'000
Transactions			
Ultimate holding company:			
SIIC	Rentals paid on land and buildings (note i)	**3,820**	7,640
Fellow subsidiaries:			
International Hope Limited	Rentals paid on land and buildings (note i)	**4,988**	–
Nanyang Enterprises Properties Limited	Rentals paid on land and buildings (note i)	**16,680**	14,520
The Tien Chu (HK) Co. Ltd.	Rentals paid on land and buildings (note i)	**26**	26
	Purchase of materials (note ii)	**211**	276
	Printing services income (note ii)	**289**	278
上海上實(集團)有限公司 (SIIC Shanghai Holdings Co., Ltd.)	Rentals paid on land and buildings (note i)	**3,192**	2,975
Minority shareholders of subsidiaries:			
中國(杭州)青春寶集團有限公司 (China (Hangzhou) Qingchunbao Group Co. Ltd.) ("China Qingchunbao") and its subsidiaries	Sales of finished medicine and health products (note iii)	**217**	14
許昌捲煙總廠 (Xuchang Cigarette Factory)	Sales of cigarette box packaging materials (note iii)	**162,666**	122,694
Guangzhou Bopu Bio-Technology Co., Ltd. ("Guangzhou Bopu") and its subsidiary	Purchase of raw materials (note iii)	**40,328**	26,381
	Additional capital in a subsidiary (note iv)	**-**	28,890
Famerise Group Limited ("Famerise")	Disposal of interest in a subsidiary (note v)	**-**	26,000

48. Connected and Related Party Transactions and Balances (Continued)

(I) Connected persons (Continued)

(a) (Continued)

Connected persons	Nature of transaction	THE GROUP 2007 HK$'000	2006 HK$'000
Transactions (Continued)			
Minority shareholders of subsidiaries: (Continued)			
四川水井坊股份有限公司 (Sichuan Swelfun Co., Ltd.) (formerly known as 四川全興股份有限公司 (Sichuan Quanxing Joint-Stock Co., Ltd.))	Sales of packaging materials (note iii)	**30,912**	26,267
Xinnan (Tianjin) Paper Co., Ltd.	Purchase of raw materials (note iii)	**145,858**	94,514
	Port agency service fees (note iii)	**-**	5,173
	Interest paid	**401**	319
Chifeng Pharmaceutical (Group) Co., Ltd.	Purchase of raw materials (note iii)	**3,136**	9,282
Fellow subsidiary of a minority shareholder of a subsidiary:			
福建省廈門醫藥採購供應站	Sales of medicine products (note iii)	**9,006**	6,664
Balances			
Minority shareholders of subsidiaries:			
China Qingchunbao and its subsidiaries	Balance at 31st December		
	– trade receivables	**301**	191
	– trade payables	**708**	713
	– dividend payable	**36,325**	33,399
Xuchang Cigarette Factory	Balance at 31st December		
	– trade receivables	**30,566**	15,139
	– bills receivables	**11,752**	9,100
Entities controlled by Xuhui SAAC	Balance at 31 December		
	– non-trade receivables	**387,450**	–
	– non-trade payables	**1,117,670**	–

48. Connected and Related Party Transactions and Balances (Continued)

(I) Connected persons (Continued)

(a) (Continued)

Notes:

(i) The rentals were charged in accordance with the relevant tenancy agreements and the prevailing rent was equivalent or approximate to the open market rentals as certified by an independent firm of professional property valuers when the tenancy agreements were entered into.

(ii) The terms of these transactions were determined and agreed by both parties.

(iii) These transactions were carried out at market prices or, where no market price was available, at cost plus a percentage of profit mark-up.

(iv) On 28th December 2006, SI Pharmaceutical agreed to contribute additional capital of RMB30,069,600 (approximately HK$30,069,600) to Guangdong Techpool Biochem Pharma Co. Ltd. ("Guangdong Techpool") by subscribing for 13,668,000 new shares in Guangdong Techpool at RMB2.2 per share. Guangzhou Bopu also agreed to contribute additional capital of RMB28,890,400 (approximately HK$28,890,400) to Guangdong Techpool by subscribing for 13,132,000 new shares in Guangdong Techpool at RMB2.2 per share. Details of these transactions were included in a published announcement of the Company on the same date.

(v) On 28th December 2006, Guangzhou Techpool International Pharmaceutical Co., Ltd, a non-wholly owned subsidiary of the Company entered into a transfer agreement to transfer its 69.63% interest in Changzhou Techpool to Guangdong Techpool at a consideration of RMB71,000,000 (approximately HK$71,000,000).

On the same date, Famerise agreed to transfer its 25.82% interest in Changzhou Techpool to Shanghai United International Ltd., a non-wholly owned subsidiary of SI Pharmaceutical, at a consideration of HK$26,000,000.

Details of these transactions were included in a published announcement of the Company on 28th December 2006.

(b) At 31st December 2007, SI Pharmaceutical had given guarantees amounting to approximately HK$30 million (2006: HK$30 million) to banks in respect of banking facilities granted to Guangdong Techpool. The guarantees were indemnify by Guangdong Techpool by providing pledge of raw materials, equipment and inventories of Guangdong Techpool in an aggregate amount of RMB24,030,000 (equivalent to HK$25,673,000) in favour of SI Pharmaceutical. Details of this provision of financial assistance were included in a published announcement of the Company on 15th November 2007.

(c) Pursuant to an agreement dated 26th December 2002 entered into between Xuhui State-owned Assets Management Co. Ltd ("State-owned Management Company") and Shanghai Urban Development (the "Cross Guarantee Agreement"), the parties thereto agreed to guarantee each other's obligations in respect of certain loans/facilities from time to time obtained from banks or credit unions by them respectively to the extent of not more than RMB700 million. In respect of those guarantees which have already been entered into by the State-owned Management Company and Shanghai Urban Development pursuant to the Cross Guarantee Agreement, they will continue until the underlying loans/facilities mature/expire and all amounts owed are fully repaid.

As at 31 December 2007, the total amount of loans/facilities obtained by the State-owned Management Company in respect of which guarantees were provided by Shanghai Urban Development amounted to RMB686 million (equivalent to approximately HK$733 million).

The provision of the aforesaid guarantees by Shanghai Urban Development constitutes non-exempt continuing connected transactions for the Company. Upon any variation of the Cross Guarantee Agreement, the Company shall then have the obligation to comply in full all applicable reporting, disclosure and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

(d) Details of operating lease commitments with connected parties are set out in note 43.

48. Connected and Related Party Transactions and Balances (Continued)

(II) Related parties, other than connected persons

(a) In addition to the transactions with ultimate holding company and fellow subsidiaries as mentioned in note 48(I)(a) above, the significant transactions with related parties, during the year, and significant balances with them at the balance sheet date, are as follows:

Related parties	Nature of transaction	THE GROUP 2007 HK$'000	2006 HK$'000
Transactions			
Associates:			
上海申永燙金材料有限公司 (Shanghai Shen Yong Stamping Foil Co., Ltd.) ("Shanghai Shen Yong Stamping Foil")	Purchase of materials	**2,059**	2,667
浙江天外包装印刷股份有限公司 (Zhejiang Tianwai Package Printing Co., Ltd.) ("Zhejiang Tianwai Package Printing")	Sales of cigarette box packaging materials	**162**	10
四川科美紙業有限公司 (Sichuan Kemei Paper Co., Ltd.) ("Sichuan Kemei Paper")	Printing services income	**1,949**	679
廣西甲天下水松紙有限公司 (Guangxi Jiatianxia Tipping Paper Co., Ltd.) ("Guangxi Jiatianxia Tipping Paper")	Printing services income	**14,088**	8,369
西安環球印務股份有限公司 (Xian Global Printing Stock Co., Ltd.) (formerly known as 西安永發醫葯包裝有限公司 (Xian Wing Fat Packing Co., Ltd.)) ("Xian Global Printing")	Sales of materials	**464**	-
	Interest paid	**-**	197
陝西永鑫紙業包裝有限公司 (Xian Yong Xin Packing Co., Ltd.) ("Xian Yong Xin Packing")	Sales of materials	**3,011**	3,672

48. Connected and Related Party Transactions and Balances (Continued)

(II) Related parties, other than connected persons (Continued)

Related parties	Nature of transaction	THE GROUP 2007 HK$'000	2006 HK$'000
Balances			
Jointly controlled entities:			
杭州胡慶餘堂國藥號有限公司 (Hangzhou Huqingyutang Drugstore Co., Ltd.)	Balance at 31st December – non-trade receivable	**2,671**	2,500
中環保水務投資有限公司 (General Water of China Co., Ltd) ("General Water of China")	Balance at 31st December – short-term loan receivable	**21,367**	–
Associates:			
Shanghai Shen Yong Stamping Foil	Balance at 31st December – trade payable	**1,676**	2,241
Zhejiang Tianwai Package Printing	Balance at 31st December – trade receivable	**4**	16
Sichuan Kemei Paper	Balance at 31st December		
	– trade receivable	**1,076**	523
	– shareholder loan	**3,979**	1,274
Guangxi Jiatianxia Tipping Paper	Balance at 31st December – trade receivable	**2,089**	4,075
Xian Global Printing	Balance at 31st December		
	– trade receivable	**557**	–
	– non-trade receivables	**–**	7,477
Xian Yong Xin Packing	Balance at 31st December – trade receivable	**290**	933
Shanghai Jiadeli	Balance at 31st December – non-trade payable	**153,558**	–

(b) Details of pledged assets given by the Group in respect of credit facilities granted to related parties are set out in note 46.

(c) Details of the transactions with Xuhui SAAC during the year are set out in note 41(b).

48. Connected and Related Party Transactions and Balances (Continued)

(III) Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2007 HK$'000	2006 HK$'000
Short-term benefits	**27,805**	30,752
Share-based payments	**3,020**	5,392
	30,825	36,144

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

The Company's outstanding balances with related parties are set out in the balance sheet of the Company and in note 39.

49. Material Transactions and Balances with Other State-Controlled Enterprises

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government ("state-controlled entities"). In addition, the Group itself is part of a larger group of companies under SIIC which is controlled by the PRC government. Apart from the transactions with SIIC, other connected persons and related parties disclosed in note 48, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group's business transactions with them are concerned.

In establishing its pricing strategies and approval process for transactions with other state-controlled entities, the Group does not differentiate whether the counter-party is a state-controlled entity or not.

Material transactions/balances with other state-controlled entities are as follows:

	2007 HK$'000	2006 HK$'000
Transactions		
Trade sales	**1,099,961**	906,405
Trade purchases	**422,743**	371,828
Balances		
Amounts due from other state-controlled entities	**260,388**	249,450
Amounts due to other state-controlled entities	**26,706**	48,728

In view of the nature of the Group's toll road operating business and consumer business, the directors are of the opinion that, except as disclosed above, it is impracticable to ascertain the identity of the counterparties and accordingly whether the transactions were with other state-controlled entities.

49. Material Transactions and Balances with Other State-Controlled Enterprises (Continued)

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group's operations.

50. Government Grants

In 2006, the Group received government subsidies of HK$3,879,000 towards the cost of acquisition of plant and machinery. The amount has been deducted from the carrying amount of the relevant assets. The amount is transferred to income in the form of reduced depreciation charges over the useful lives of the relevant assets. This policy has resulted in a credit to income in the current year of HK$2,919,000 (2006: HK$2,330,000). As at 31st December 2007, an amount of HK$19,119,000 (2006: HK$20,628,000) remains to be amortised.

In addition, government grants of approximately HK$133.5 million (2006: HK$171.76 million) was received in the current year as compensation for the decrease of the toll fee income arising from the widening project of the toll road and approximately HK$1.8 million (2006: nil) was received as incentives given by the PRC government for the re-investment in the PRC subsidiaries. The amount has been included in other income for the year.

51. Principal Subsidiaries

Particulars of the Company's principal subsidiaries at 31st December 2007 are as follows:

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued share/ registered capital held by the Company/ subsidiaries	Principal activities
正大青春寶藥業有限公司 (Chia Tai Qingchunbao Pharmaceutical Co., Ltd.)(note i)	PRC	RMB128,500,000	55%	Manufacture and sale of Chinese medicine and health products
上海滬寧高速公路(上海段)發展有限公司 (Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited) (note ii)	PRC	RMB2,700,000,000	100%	Holding of a right to operate a toll road
Shanghai Urban Development (note i)	PRC	RMB301,330,000	59%	Property development and investment
SIIC MedTech Health Products Limited	Hong Kong	Ordinary shares – US$2	100%	Investment holding
		Non-voting deferred shares – US$2	100%	

51. Principal Subsidiaries (Continued)

Name of subsidiary	Place of incorporation or establishment/ operations	Nominal value of issued and fully paid share capital/ registered capital	Percentage of issued share/ registered capital held by the Company/ subsidiaries	Principal activities
S.I. Infrastructure Holdings Limited	British Virgin Islands/ Hong Kong	US$1	100%	Investment holding
SIHL Treasury Limited	Hong Kong	Ordinary shares – HK$2	100%	Investment
SIIC Medicial Science and Technology (Group) Limited	Cayman Islands/ Hong Kong	Ordinary shares – HK$40,893,400	100%	Investment holding
Nanyang Tobacco (Marketing) Company, Limited	British Virgin Islands/PRC and Macau	Ordinary shares – US$1 – HK$100,000,000	100%	Sale and marketing of cigarettes and raw materials sourcing
Nanyang Brothers Tobacco Company, Limited	Hong Kong	Ordinary shares – HK$2	100%	Manufacture and sale of cigarettes
		Non-voting deferred shares – HK$8,000,000	–	
Wing Fat Printing	Hong Kong	Ordinary shares – HK$2,000,000	93.44%	Manufacture and sale of packaging materials, printed products and paper making
SI Pharmaceutical (note iii) (note 4)	PRC	Ordinary shares – RMB367,814,821	43.62%	Investment holding
廈門中藥廠有限公司 (Xiamen Traditional Chinese Medicine Co., Ltd.) (note i)	PRC	RMB84,030,000	61%	Manufacture and sale of Chinese medicine
遼寧好護士藥業(集團)有限責任公司 Liaoning Herbapex Pharmaceutical (Group) Co., Ltd. (note i)	PRC	RMB51,000,000	55%	Manufacture and sale of Chinese medicine
上海三維生物技術有限公司 (Shanghai Sunway Biotech Co., Ltd.) (note i)	PRC	US$15,343,300	70.40%	Manufacture and sale of Biomedicine
杭州胡慶餘堂藥業有限公司 (Hangzhou Huqingyutang Pharmaceutical Co., Ltd.) (note i)	PRC	RMB53,160,000	51.007%	Manufacture and sale of Chinese medicine and health products

51. Principal Subsidiaries (Continued)

Notes:

(i) These companies were established in the PRC as sino-foreign equity joint venture companies.

(ii) The company was established in the PRC as a wholly foreign owned enterprise.

(iii) The company was listed on the A share market of the Shanghai Stock Exchange.

With the exception of S. I. Infrastructure Holdings Limited, SIHL Treasury Limited and Shanghai Urban Development (Holdings) Co., Ltd., all the above subsidiaries are indirectly held by the Company.

None of the deferred shares are held by the Group. The deferred shares carry no rights to receive notice of or to attend or vote at any general meeting of the respective companies and have practically no rights to dividends or to participate in any distributions on winding up.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

52. Principal Jointly Controlled Entities

Name of jointly controlled entity	Place of incorporation or establishment/ operations	Percentage of registered capital attributable to the Group	Principal activities
上海市信息投資股份有限公司 (Shanghai Information Investment Inc.)	PRC	20%	Development of communication infrastructure and cable network and provision of internet-related services
General Water of China	PRC	50%	Joint investment and operation of water-related and environment protection business in the PRC
浙江金華甬金高速公路有限公司 (Zhejing Jinhua Yongjin Expressway Co., Ltd.)	PRC	30%	Construction and operation of a toll road
微創醫療器械(上海)有限公司 (Microport Medical (Shanghai) Co., Ltd.)	PRC	19%	Manufacture and sale of medical instruments

All the above jointly controlled entities are sino-foreign equity joint venture companies and indirectly held by the Company and the Group has member in the board of the respective entities.

The above table lists the jointly controlled entities of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other jointly controlled entities would, in the opinion of the directors, result in particulars of excessive length.

53. Principal Associates

Particulars of the Group's principal associates at 31st December 2007 and which are all sino-foreign equity joint venture companies established in the PRC are as follows:

Name of associate	Percentage of registered capital held by the subsidiaries	Percentage of registered capital attributable to the Group	Principal activities
SMIC (note i)	9.78%	9.78%	Investment holding and manufacture and marketing of advanced technology semiconductors
光明乳業股份有限公司 (Bright Dairy and Food Co., Ltd.) ("Bright Dairy") (note ii)	25.17%	25.17%	Manufacture, distribution and sale of dairy and related products

Notes:

(i) The company is listed on the Stock Exchange and the New York Stock Exchange.

(ii) The company is listed on the A share market of the Shanghai Stock Exchange.

All the above associates are indirectly held by the Company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results of the year or form a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

54. Post Balance Sheet Event

On 15th October 2007, the Group entered into an agreement to acquire an additional 10.005% equity interest in Bright Dairy, an associate of the Group, at a net consideration of RMB467,001,000 (equivalent to approximately HK$484,802,000). After the acquisition, the Group held approximately 35.176% equity interest in Bright Dairy, which was completed in March 2008.

55. Segment Information

For management purposes, the Group is currently organised into five operating businesses-real estate, infrastructure facilities, medicine, consumer products and information technology. These businesses are the basis on which the Group reports its primary segment information.

Principal businesses are as follows:

Real estate	– property development and investment
Infrastructure facilities	– investment in toll road projects and water-related business
Medicine	– manufacture and sale of medicine and health food; medical equipment
Consumer products	– manufacture and sale of cigarettes, packaging materials, printed products, dairy products, commercial vehicles, automobile components and spare parts
Information technology	– development of communication infrastructure and information technology business

Segment information about these businesses is presented below:

2007	Real estate HK$'000	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Consolidated HK$'000
Income statement:						
External sales	–	338,171	4,322,141	3,293,486	–	7,953,798
Segment results	–	361,549	533,134	743,500	–	1,638,183
Net unallocated corporate income						509,434
Finance costs						(117,899)
Share of results of jointly controlled entities	4,375	(2,379)	39,522	119,976	115,962	277,456
Share of results of associates	–	–	18,313	170,757	(30,909)	158,161
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities						159,332
Impairment loss recognised in respect of goodwill relating to a subsidiary						(28,339)
Discount on acquisition of interest in a subsidiary						2,563
Profit before taxation						2,598,891
Income tax expenses						(281,893)
Profit for the year						2,316,998

55. Segment Information (Continued)

2007	Real estate HK$'000	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:							
ASSETS							
Segment assets	14,357,447	3,495,189	4,782,770	4,879,985	100	-	27,515,491
Interests in jointly controlled entities	-	823,695	130,017	955	543,803	-	1,498,470
Interests in associates	39,453	-	168,117	1,337,753	2,283,321	-	3,828,644
Unallocated corporate assets							7,557,401
Consolidated total assets							40,400,006
LIABILITIES							
Segment liabilities	3,898,249	35,173	1,079,934	454,168	-	-	5,467,524
Unallocated corporate liabilities							6,504,893
Consolidated total liabilities							11,972,417
Other information:							
Capital additions	594,863	550,481	186,619	197,114	-	1,847	1,530,924
Depreciation and amortisation	-	75,989	133,331	137,066	-	2,601	348,987
Impairment loss on bad and doubtful debts	-	-	10,559	2,082	-	-	12,641
Equity-settled share-based payment expense	-	-	-	-	-	5,460	5,460

55. Segment Information (Continued)

2006	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Income statement:						
External sales	276,419	3,729,130	2,845,474	–	–	6,851,023
Segment results	388,249	385,908	565,312	–	–	1,339,469
Net unallocated corporate income						306,561
Finance costs						(104,555)
Share of results of jointly controlled entities	12,785	43,086	23,832	20,080	(78,631)	21,152
Share of results of associates	-	15,440	172,855	(31,080)	-	157,215
Net gain on disposal of interests in subsidiaries, associates and jointly controlled entities						23,842
Gain on disposal of available-for-sale investments						268,074
Dilution loss on share reform of a subsidiary						(214,955)
Loss on share reform of an associate						(27,739)
Impairment losses recognised in respect of goodwill relating to a subsidiary and interest in a jointly controlled entity						(32,352)
Profit before taxation						1,736,712
Income tax expenses						(236,442)
Profit for the year						1,500,270

55. Segment Information (Continued)

2006	Infrastructure facilities HK$'000	Medicine HK$'000	Consumer products HK$'000	Information technology HK$'000	Unallocated HK$'000	Consolidated HK$'000
Balance sheet:						
ASSETS						
Segment assets	2,656,970	4,269,893	3,712,845	100	-	10,639,808
Interests in jointly controlled entities	773,918	129,261	1,251,863	289,951	-	2,444,993
Interests in associates	-	134,466	1,348,282	2,311,142	-	3,793,890
Unallocated corporate assets						6,779,437
Consolidated total assets						23,658,128
LIABILITIES						
Segment liabilities	20,878	905,852	498,893	-	-	1,425,623
Unallocated corporate liabilities						2,501,510
Consolidated total liabilities						3,927,133
Other information:						
Capital additions	101,761	270,988	110,986	-	2,741	486,476
Depreciation and amortisation	67,654	120,494	131,833	-	2,874	322,855
Impairment loss on available-for-sale investments	-	1,900	-	-	-	1,900
Impairment loss on bad and doubtful debts	-	25,918	27,374	-	-	53,292
Equity-settled share-based payment expense	-	206	-	-	10,872	11,078

Geographical segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market	
	2007 HK$'000	2006 HK$'000
PRC	**6,451,664**	5,511,545
Asia	**959,939**	926,123
Hong Kong	**428,696**	323,438
Other areas	**113,499**	89,917
	7,953,798	6,851,023

55. Segment Information (Continued)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
PRC	**25,136,519**	8,996,885	**1,493,134**	465,608
Asia	**1,035**	1,083	**–**	–
Hong Kong	**2,377,937**	1,641,840	**37,790**	20,868
	27,515,491	10,639,808	**1,530,924**	486,476

56. Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance. The Group's overall strategy remains unchanged from prior year.

The capital structure of the Group consists of net debt, which includes the borrowings disclosed in note 35, net of cash and cash equivalents and equity attributable to equity holders of the Company, comprising issued share capital, reserves and accumulated profits.

The directors of the Company review the capital structure regularly. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. Based on recommendations of the directors, the Group will balance its overall capital structure through the payment of dividends, new share issues as well as the issue of new debt or the repayment of existing debt.

57. Financial Instruments

(a) Categories of financial instruments

	THE GROUP		THE COMPANY	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Financial assets				
Fair value through profit or loss				
Held-for-trading	**393,593**	1,095,494	**–**	–
Designated as at FVTPL	**2,742,628**	564,617	**2,280,379**	–
Loans and receivables (including cash and cash equivalents)	**8,913,133**	8,140,109	**14,189,379**	15,716,836
Available-for-sale financial assets	**442,208**	197,109	**–**	–
Financial liabilities				
Amortised cost	**7,049,537**	3,136,356	**1,476,687**	639,140

57. Financial Instruments (Continued)

(b) Financial risk management objectives and polices

The Group's major financial instruments include available-for-sale investments, loan receivables, trade and other receivables, financial assets at fair value through profit or loss, restricted bank deposits, pledged bank deposits, short-term bank deposits, bank balances, trade and other payables and bank and other borrowings. The Company's major financial instruments include other receivables, amounts due from subsidiaries, financial assets at fair value through profit or loss, short-term bank deposits, bank balances and amounts due to subsidiaries. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group mainly operates in the PRC and Hong Kong and the exposure in exchange rate risks mainly arises from fluctuations in the United States dollar, Hong Kong dollar and Renminbi exchange rates. Exchange rate fluctuations and market trends have always been the concern of the Group. As Renminbi is under managed floating system, after reviewing the Group's exposure for the time being, the Group did not enter into any derivative contracts aimed at minimising exchange rate risks during the year. However, management monitors foreign currency exposure and will consider hedging significant foreign currency exposure should the need arise.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Renminbi	**8,426**	21,988	**265**	180
United States dollar	**3,605,385**	4,883,027	**50,043**	40,848
Hong Kong dollar	**2**	2	**72,000**	72,000

The following table details the Group's sensitivity to a 5% increase and decrease in the functional currency of corresponding group entity against the above foreign currency. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% increase in foreign currency rates. A positive number below indicates an increase in profit/investment revaluation reserve where the above foreign currency strengthens 5% against the functional currency of corresponding group entity.

57. Financial Instruments (Continued)

(b) Financial risk management objectives and polices (Continued)

Market risk (Continued)

(i) Currency risk (Continued)

	2007 HK$'000	2006 HK$'000
Increase in profit	**161,838**	234,430
Increase in investment revaluation reserve	**12,737**	5,169

(ii) Interest rate risk

The Group's fair value and cash flow interest rate risks mainly relate to fixed and variable rates borrowings respectively. The Group and the Company's bank deposits have exposure to fair value interest rate due to the fixed interest rate on bank deposits. The Group and the Company's bank balances also have exposure to cash flow interest rate due to the fluctuation of the prevailing market interest rate on bank balances. The directors of the Company consider the Group and the Company's bank balances to cash flow interest rate risk is not significant as interest bearing bank balances are within short periods.

The Group and the Company currently do not have any interest rate hedging policy in relation to fair value and cash flow interest rate risks. However, management monitors interest rate exposure on ongoing basis and will consider hedging significant interest rate change should the need arise.

Sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for its variable-rate bank balances and bank borrowings at the balance sheet date. For variable-rate borrowings, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management's assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher/lower and all other variables were held constant, the Group's profit for the year ended 31st December 2007 would increase/decrease by HK$2,196,000 (2006: increase/decrease by HK$15,062,000). This is mainly attributable to the Group's exposure to interest rates on its variable-rate bank balances and bank borrowings.

57. Financial Instruments (Continued)

(b) Financial risk management objectives and polices (Continued)

Market risk (Continued)

(iii) Equity price risk

The Group and the Company is exposed to equity price risk through its investment in equity securities classified as either available-for-sale investments or financial assets at fair value through profit or loss. Management manages this exposure by maintaining a portfolio of investments with different risks. The Group and the Company's equity price risk is mainly concentrated on equity instruments quoted in the Stock Exchange and the Shanghai Stock Exchange. In addition, management has appointed a special team to monitor the price risk and will consider hedging the risk exposure should the need arise.

The sensitivity analyses below have been determined based on the exposure to equity price risks on quoted equity investments at the reporting date:

If the prices of the respective quoted equity instruments had been 5% higher/lower:

- profit for the year ended 31st December 2007 would increase/decrease by HK$19,680,000 (2006: increase/decrease by HK$15,497,000) as a result of the changes in fair value of financial assets at fair value through profit or loss; and

- investment revaluation reserve would increase/decrease by HK$6,381,000 (2006: increase/decrease by HK$1,111,000) for the Group as a result of the changes in fair value of available-for-sale investments.

Credit risk

As at 31st December 2007, the Group's maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group is arising from:

- the carrying amount of the respective recognised financial assets as stated in the consolidated balance sheet; and

- the amount of contingent liabilities in relation to financial guarantee issued by the Group as disclosed in note 45.

The Group's principal financial assets are bank balances and cash, equity and debt investments, and trade and loan receivables.

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the consolidated balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows.

With respect to the credit risk of the Group's treasury operations, management has established internal procedures to monitor the Group's bank balances and cash, securities investments to be placed and entered into with financial institutions of good reputation. These internal procedures also impose limitation on the amount outstanding and to mange the credit ratings on equity investments to be held, so as to minimise the Group's credit risk exposure.

57. Financial Instruments (Continued)

(b) Financial risk management objectives and polices (Continued)

Credit risk (Continued)

The Group's credit risk on bank balances and bank deposits is limited because the counterparties are banks with good reputation.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

Liquidity risk

The Group's liquidity position is monitored closely by the management of the Company. The following table details the Group's contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

THE GROUP	Weighted average effective interest rate %	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 31.12.2007 HK$'000
2007							
Non-interest bearing	-	1,510,370	366,018	1,511,491	39,216	3,427,095	3,427,095
Fixed interest rate instruments	2.90	-	-	1,062,386	734,605	1,796,991	1,746,355
Variable interest rate instruments	2.26	-	11,054	424,819	1,609,472	2,045,345	1,876,087
		1,510,370	377,072	2,998,696	2,383,293	7,269,431	7,049,537

THE GROUP	Weighted average effective interest rate %	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 31.12.2006 HK$'000
2006							
Non-interest bearing	-	643,896	145,760	135,679	34,318	959,653	959,653
Fixed interest rate instruments	2.58	-	-	287,119	73,969	361,088	352,023
Variable interest rate instruments	3.57	-	11,196	400,664	1,738,913	2,150,773	1,824,680
		643,896	156,956	823,462	1,847,200	3,471,514	3,136,356

57. Financial Instruments (Continued)

(b) Financial risk management objectives and polices (Continued)

Liquidity risk (Continued)

THE COMPANY	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 31.12.2007 HK$'000
2007						
Non-interest bearing	18,434	-	3,679	1,454,574	1,476,687	1,476,687

THE COMPANY	Less than 1 month HK$'000	1-3 months HK$'000	3 months to 1 year HK$'000	1-5 years HK$'000	Total undiscounted cash flows HK$'000	Carrying amount at 31.12.2006 HK$'000
2006						
Non-interest bearing	3,444	-	2,934	632,762	639,140	639,140

(c) Fair value

The fair value of financial assets and financial liabilities are determined as follows:

- the fair value of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices;

- the fair value of financial assets designated at fair value through profit or loss are determined by reference to bid prices quoted in active markets or prices provided by the respective issuing banks or financial institutions using valuation technique; and

- the fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices or rates from observable current market transactions as input.

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

Particulars of Major Properties

Details of the Group's major properties held for investment purposes as at 31st December 2007 are as follows:

	Location	Term of lease	Type of use	Group's interest
1.	20 office units on Levels 8, 9 and 10 and 12 car parks situated at No. 333 Zhaojiabang Road, Xuhui District, Shanghai, the PRC	Held under a land use right for a term expiring on 5th December 2042	Composite	59%
2.	Levels 1 to 3, Nos. 498 and 500 Lane 388 Pubei Road, Xuhui District, Shanghai, the PRC	Held under a land use right for a term expiring on 30th June 2050	Composite	59%
3.	A commercial building and non-motor vehicle shed situated at Nos. 111 and 123 Tianyaoqiao Road, Xuhui District, Shanghai. the PRC	Held under a land use right with an unspecified term	Commercial	59%
4.	A detached villa situated at No. 3 Lane 16, Gaoyou Road, Xuhui District, Shanghai, the PRC	Held under a land use right with an unspecified term	Residential	59%
5.	A detached villa situated at No. 11 Lane 905, Huashan Road, Xuhui District, Shanghai, the PRC	Held under a land use right with an unspecified term	Residential	59%

Details of the Group's properties under development as at 31st December 2007 are as follows:

	Location	Stage of completion	Expected completion date	Site area/ Gross floor area	Type of use	Group's interest
1.	Urban Development International Tower (城開國際大廈) situated at No. 386 Guangyuan Road West, Xuhui District, Shanghai, the PRC	Under construction	2008	8,695 sq.m./ 45,490.42 sq.m.	Composite	59%
2.	Toscana (托斯卡納) situated at Xiangfu Road, Yuhua District, Changsha, Hunan Province, the PRC	Under construction	2006-2009 in phases	180,541.33 sq.m./ 193,683 sq.m.	Commercial/ Residential	32.45%
3.	Urban Cradle (萬源城) situated at Lots B, C, D, E and F, Wan Yuan Residential Area, Minhang District, Shanghai, the PRC	Lot E and Lot B of the property are under construction whilst the remaining portion of the site is vacant	2007-2010 in phases	560,643 sq.m./ 897,966 sq.m.	Residential	53.1%
4.	Rose City (玫瑰綠城) situated at The 2nd Ring South Road, Hefei, Anhui Province, the PRC	Under construction	2008-2009 in phases	118,970.1 sq.m./ 267,185 sq.m.	Commercial /Residential	59%
5.	Kuncheng Dijing Garden (琨城帝景園) situated at south of Yingbin Road, west of Han Pu Tang, Zhoushi Town, Kunshan, Jiangsu Province, the PRC	Under construction	2007-2009 in phases	205,016.5 sq.m./ 264,030.12 sq.m.	Commercial /Residential	53.1%
6.	A parcel of composite land Xujiahui Centre (徐家滙中心) situated at Site 88, 150 Jiefang, Xujiahui, Xuhui District, Shanghai, the PRC	Under planning	N/A	35,343 sq.m./ 168,414.75 sq.m.	Composite	35.4%
7.	A parcel of composite land Wuxi Lihu Technology Building (無錫蠡湖科技大廈) situated at Wuxi Lihu Economic Development Area, Wuxi, the PRC	Under planning	N/A	24,041 sq.m./ 191,660 sq.m.	Commercial/ Hotel	59%
8.	A parcel of residential land situated at No. 42 Fuxing Road West, Xuhui District, Shanghai, the PRC	Under planning	N/A	258 sq.m./N/A	Residential	59%
9.	A parcel of residential land situated at west of No. 22, Lane 203, Kangping Road, Xuhui District, Shanghai, the PRC	Under planning	N/A	391 sq.m./N/A	Residential	59%

Details of the Group's major properties held for sale as at 31st December 2007 are as follows:

	Location	Gross floor areas	Type of use	Group's interest
1.	2 townhouse units situated at Nos. 80 and 82, Lane 280, Wukang Road, Xuhui District, Shanghai, the PRC	354.41 sq.m.	Residential	59%
2.	4 residential units and 4 car parks situated at Nos. 2, 7 and 10, Lane 568, Julu Road, Xuhui District, Shanghai the PRC	518.87 sq.m.	Residential	59%
3.	6 residential units situated at Nos.73 and 74, Lane 301, Sanjiang Road, Xuhui District, Shanghai, the PRC	765.72 sq.m.	Residential	59%
4.	3 residential units situated at No.1 Lane 105 Taiyuan Road and No.425 Yongjia Road, Xuhui District, Shanghai, the PRC	543.87 sq.m.	Residential	59%
5.	12 residential units situated at Lane 25, Wuxing Road, Xuhui District, Shanghai, the PRC	1,680.05 sq.m.	Residential	59%
6.	2 residential units and 2 car parks situated at No. 2, Lane 178, Hongqiao Road, Xuhui District, Shanghai, the PRC	371.94 sq.m.	Residential	59%
7.	9 residential units, a clubhouse and 229 car parks situated at Lane 168, Nandan Road East and No. 318 Tianyaoqiao Road, Xuhui District, Shanghai, the PRC	2,734.84 sq.m.	Residential	59%
8.	A club house, an office building and several shops situated at Nos. 1 to 21, Lane 88 and Nos. 32-68 (even), Sanjiang Road, Xuhui District, Shanghai, the PRC	4,817.7 sq.m.	Office/Residential	59%

Term used	Brief description
BengBu GWC	General Water of China (BengBu) Co. Ltd.
Bright Dairy	Bright Dairy and Food Co. Ltd. (SSE stock code: 600597)
Changzhou Pharmaceutical	Changzhou Pharmaceutical Co. Ltd.
General Water of China	General Water of China Co. Ltd.
Guangdong Techpool	Guangdong Techpool Biochem Pharma Co. Ltd.
Hangzhou Qingchunbao	Chia Tai Qingchunbao Pharmaceutical Co. Ltd.
Hebei Yongxin Paper	Hebei Yongxin Paper Co. Ltd.
Hu-Ning Expressway	Shanghai Hu-Ning Expressway (Shanghai Section) Co. Ltd.
Huizhong Automotive	Shanghai Huizhong Automotive Manufacturing Co. Ltd.
Huqingyutang Pharmaceutical	Hangzhou Huqingyutang Pharmaceutical Co. Ltd.
Lianhua Supermarket	Lianhua Supermarket Holdings Co. Ltd. (Stock Exchange stock code: 980)
Liaoning Herbapex	Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange
Mergen Biotech	Mergen Biotech Ltd.
Mergen Biotech Scheme	A share option scheme adopted by Mergen Biotech as approved by the Shareholders at the extraordinary general meeting held on 28th May 2004
MicroPort Medical	MicroPort Medical (Shanghai) Co. Ltd.
Model Code	Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules
Nanyang Tobacco	Nanyang Brothers Tobacco Co. Ltd.
Net Business Profit	Net profit excluding net corporate income
PRC	the People's Republic of China
Pudong Container	Shanghai Pudong International Container Terminals Ltd.
SFO	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)
Shanghai Information Investment	Shanghai Information Investment Inc.
Shanghai Medical Instruments	Shanghai Medical Instruments Co. Ltd.
Shanghai Urban Development	Shanghai Urban Development (Holdings) Co. Ltd.
SI Pharmaceutical	Shanghai Industrial Pharmaceutical Investments Co. Ltd. (SSE stock code: 600607)

Term used	Brief description
SIHL Scheme	A share option scheme adopted by the Company as approved by the Shareholders at the extraordinary general meeting held on 31st May 2002
SIIC	Shanghai Industrial Investment (Holdings) Co. Ltd.
SIIC Transportation Electric	Shanghai SIIC Transportation Electric Co. Ltd.
SMIC	Semiconductor Manufacturing International Corporation (Stock Exchange stock code: 981)
SSE	Shanghai Stock Exchange
Stock Exchange or HKSE	The Stock Exchange of Hong Kong Ltd.
Sunway Biotech	Shanghai Sunway Biotech Co. Ltd.
Wanzhong Automotive	Shanghai Wanzhong Automotive Components Co. Ltd.
Wenzhou GWC Zhengyuan	General Water of China (Wenzhou) Zhengyuan Co. Ltd.
Wing Fat Printing	The Wing Fat Printing Company, Ltd.
Xiamen GWC	General Water of China (Xiamen) Co. Ltd.
Xiamen GWC Sewage	General Water of China (Xiamen) Sewage Treatment Co. Ltd.
Xiamen TCM	Xiamen Traditional Chinese Medicine Co. Ltd.
Yongjin Expressway	Zhejing Jinhua Yongjin Expressway Co. Ltd.

For the purposes of the "Chairman's Statement" and "Business Review, Discussion and Analysis" of this Annual Report, the exchange rate of HK$1.00 = RMB0.936 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amounts has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

Shanghai Industrial Holdings Limited

26th Floor, Harcourt House,
39 Gloucester Road, Wanchai, Hong Kong.
Telephone : (852) 2529 5652
Facsimile : (852) 2529 5067
www.sihl.com.hk

Designed and produced by	:	Equity Financial Press Limited
Printed by	:	Asia One Printing Limited

The FSC logo identifies products which contain wood and virgin fibre from well-managed forests certified in accordance with the rules of the Forest Stewardship Council.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF THE 2008 ANNUAL GENERAL MEETING

A notice convening the 2008 Annual General Meeting of Shanghai Industrial Holdings Limited to be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Friday, 30th May 2008 at 3:00 p.m., is set out on pages 12 to 15 of this circular.

Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the 2008 Annual General Meeting if you so wish.

This circular contains all the information required pursuant to the Listing Rules to be given to the Shareholders.

28th April 2008

CONTENTS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

Term	Meaning
"2008 Annual General Meeting"	the annual general meeting of the Company to be held on Friday, 30th May 2008 at 3:00 p.m. at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong ;
"Annual Report"	the annual report 2007 of the Company being despatched to the Shareholders on or before Wednesday, 30th April 2008;
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange (stock code: 363);
"Connected Person"	a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their respective associates (as defined under the Listing Rules);
"Director(s)"	director(s) of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares (and securities exercisable or convertible into Shares) with an aggregate nominal value not exceeding 20 percent of the aggregate nominal amount of the Shares in issue at the date of passing of the resolution;
"Latest Practicable Date"	22nd April 2008 which is the latest practicable date prior to the printing of this circular for ascertaining certain information contained in it;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;

"Notice"	the notice convening the 2008 Annual General Meeting dated 28th April 2008 as set out on pages 12 to 15 of this circular;
"PRC"	the People's Republic of China;
"Repurchase Mandate"	the general and unconditional mandate to exercise all powers of the Company to repurchase issued and fully-paid Shares not exceeding 10 percent of the aggregate nominal amount of the Shares in issue at the date of passing of the resolution;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company;
"Shareholder(s)"	registered holder(s) of Share(s);
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated in Hong Kong with limited liability;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

Directors
Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian
(Vice Chairman & Chief Executive Officer)
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Zhou Jie *(Executive Deputy CEO)*
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong

28th April 2008

To all Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF THE 2008 ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of retiring Directors and to seek your approval at the 2008 Annual General Meeting in connection with, inter alia, such matters.

2. PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 30th May 2007, general mandates were given to the Directors: (i) to allot, issue and deal with Shares (and securities exercisable or convertible into Shares) not exceeding 20 percent of the issued share capital of the Company at the date of passing of the ordinary resolution and (ii) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 percent of the issued share capital of the Company at the date of passing of the ordinary resolution. Such mandates will lapse at the conclusion of the 2008 Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the 2008 Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Issue Mandate and the Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association of the Company to be held or until the Issue Mandate and the Repurchase Mandate are revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Two additional ordinary resolutions will also be proposed at the 2008 Annual General Meeting to grant the Issue Mandate to the Directors and to extend the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate respectively. As at the Latest Practicable Date, the issued share capital of the Company comprised 1,075,136,000 Shares. On the basis that no further Shares are issued or repurchased prior to the date of the 2008 Annual General Meeting, the Company would be allowed under the Issue Mandate to issue a maximum of 215,027,200 Shares, representing 20 percent of the issued Shares as at the Latest Practicable Date.

The explanatory statement required by the Listing Rules to be included in this circular is set out in Appendix I to this circular.

3. PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with Articles 92 and 101 of the Articles of Association of the Company and the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, Mr. Cai Lai Xing, Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei shall retire at the 2008 Annual General Meeting and among them, Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

4. 2008 ANNUAL GENERAL MEETING

At the 2008 Annual General Meeting, ordinary resolutions will be proposed to approve the Repurchase Mandate, the Issue Mandate and the extension of the Issue Mandate.

The Notice is set out on pages 12 to 15 of this circular. Shareholders are advised to read the Notice and to complete and return the accompanying form of proxy for use at the 2008 Annual General Meeting in accordance with the instructions printed thereon.

5. DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

Pursuant to Article 73 of the Articles of Association of the Company, at any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules or regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or in the case of a member being a corporation by its duly authorized representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

6. RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate, the Issue Mandate, the extension of the Issue Mandate and the re-election of retiring Directors are in the interests of the Company and the Shareholders. Accordingly, the Directors recommend Shareholders to vote in favour of the relevant resolutions to be proposed at the 2008 Annual General Meeting.

On behalf of the Board
CAI LAI XING
Chairman

This explanatory statement contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their fully paid up shares on the Stock Exchange subject to certain restrictions, the most important of which are summarized below:

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,075,136,000 Shares. On the basis that no further Shares are issued or repurchased prior to the date of the 2008 Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 107,513,600 Shares, representing 10 percent of the issued Shares as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE OF SHARES

The Directors have no present intention to repurchase any Shares and, whilst it is not possible to anticipate in advance those circumstances in which the Directors might think it appropriate to repurchase Shares, Shares would only be purchased in circumstances where the Directors consider that the purchase would be in the interests of the Company and the Shareholders. Such purchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of earnings per Share.

3. SOURCE OF FUNDS

It is proposed that repurchases of Shares under the Repurchase Mandate would be financed from internal funds and available banking facilities of the Company. In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with all applicable laws of Hong Kong and the Company's memorandum and Articles of Association.

4. WORKING CAPITAL OR GEARING

If the Repurchase Mandate was exercised in full at any time during the proposed repurchase period, it would not have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2007). The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels (as compared with the position disclosed in the Company's accounts for the year ended 31st December 2007) which in the opinion of the Directors are from time to time appropriate for the Company.

5. DIRECTORS AND THEIR ASSOCIATES

None of the Directors, nor to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined under the Listing Rules), has any present intention, in the event that the Repurchase Mandate is approved by Shareholders, to sell Shares to the Company.

6. CONNECTED PERSONS

No Connected Persons have notified the Company that they have a present intention to sell any Shares (in issue or to be issued) to the Company or have undertaken not to sell any of the Shares held by them (in issue or to be issued to them) to the Company, in the event that the Company is authorized to make repurchases of Shares.

7. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the proposed resolution in accordance with the Listing Rules, all applicable laws of Hong Kong and the regulations set out in the memorandum and Articles of Association of the Company.

8. EFFECT OF TAKEOVERS CODE

If, as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and the provisions may otherwise apply as a result of any such increase.

As at the Latest Practicable Date, SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd., SIIC Trading Co. Ltd. and SIIC CM Development Ltd. held 466,644,371, 80,000,000, 150,000 and 10,000 Shares respectively, and is accordingly deemed to be interested in the respective Shares held by the aforementioned companies, representing approximately 50.86 percent of the total issued share capital of the Company.

Assuming no changes in the aforementioned shareholdings of the respective companies, in the event that the Directors exercise in full the power to repurchase the Shares, the shareholding of SIIC would be increased from approximately 50.86 percent to approximately 56.51 percent. Such increase would not give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. So the Directors do not aware of any consequences of any repurchase which would arise under the Takeovers Code. The Company will not purchase its Shares which will reduce the aggregate amount of the share capital of the Company in public hands to below 25 percent.

9. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the previous twelve months from the Latest Practicable Date are as follows:

Month	Per Share Highest *HK$*	Per Share Lowest *HK$*
2007		
April	20.55	18.18
May	24.00	21.45
June	30.00	22.00
July	35.95	29.70
August	34.10	27.90
September	38.80	33.20
October	46.20	38.40
November	45.50	33.50
December	36.85	31.60
2008		
January	33.75	26.80
February	32.25	28.55
March	31.40	26.25
April (up to the Latest Practicable Date)	31.85	29.40

10. SHARE REPURCHASES

No repurchases has been made by the Company of its Shares in the last six months prior to the Latest Practicable Date.

The followings are the biographical details of Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei, all of whom shall retire at the 2008 Annual General Meeting in accordance with Articles 92 and 101 of the Articles of Association of the Company and, being eligible, have offered themselves for re-election.

Mr. ZHOU Jie, aged 40, joined the Company in January 2002 and was appointed an Executive Director and the Executive Deputy CEO of the Company in November 2007. He is also the executive vice president of SIIC and a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd., The Wing Fat Printing Co. Ltd. and Shanghai Information Investment Inc., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd., and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. Mr. Zhou graduated from Shanghai Jiaotong University with a master's degree in management science and engineering. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanquo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.). He joined SIIC in May 1996 and previously held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years' experience in investment banking and capital markets operation.

As at the Latest Practicable Date, Mr. Zhou has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 307,000 Shares and 220,000 share options altogether representing 0.05% of the total issued share capital of the Company. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Zhou has a service agreement with the Company commencing 1st January 2008, of which he is entitled to receive a basic salary of approximately HK$1,847,160. The agreement shall be terminated by either party giving to the other prior written notice. For the year ended 31st December 2007, he received from the Company a total basic salary of approximately HK$1,606,220, of which HK$1,418,828 was paid to him in respect of his capacity as a Deputy CEO of the Company covering the period from 1st January 2007 to 18th November 2007, and approximately HK$187,392 was paid to him in respect of his capacity as an Executive Director and the Executive Deputy CEO of the Company covering the period from the date of his appointment as Director on 19th November 2007 to the year end date. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group, industry benchmark and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Mr. QIAN Shi Zheng, aged 55, was appointed an Executive Director and a Deputy CEO of the Company in January 2002. He is also a director of Shanghai Urban Development (Holdings) Co. Ltd. He graduated from Fudan University with a master's degree in economics and a doctorate degree in management. He was the deputy head and associate professor of the faculty of accountancy at Fudan University. He joined SIIC in January 1998, and served as chief accountant and the general manager of the internal audit department. Currently, he is a vice president of SIIC, the vice chairman of Haitong Securities Co. Ltd. and a director of Shanghai Pudong Development Bank Co. Ltd. He has over 20 years' experience in theory and practice of finance and accounting.

As at the Latest Practicable Date, Mr. Qian has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company. He has a personal interest in 479,000 Shares and 200,000 share options altogether representing 0.06% of the total issued share capital of the Company. Save as aforesaid, he has no other interests in the Shares within the meaning of Part XV of the SFO. Mr. Qian has a service agreement with the Company commencing 17th February 2006, which shall be terminated by either party giving to the other prior written notice. He received from the Company a basic salary of approximately HK$1,796,690 for the year ended 31st December 2007. In addition, he may receive a discretionary bonus payment subject to the absolute discretion of the Company having regard to the operating results of the Group, industry benchmark and his performance. The Director's emoluments are determined by reference to the factors such as the Company's operating performance, prevailing market conditions and job responsibilities.

Dr. LO Ka Shui, aged 61, was appointed an Independent Non-Executive Director of the Company in March 1996. He graduated with Bachelor of Science Degree from McGill University and a M. D. from Cornell University. He is also certified in Cardiology. He has more than 28 years' experience in property and hotel development and investment both in Hong Kong and overseas. He is the Chairman and Managing Director of Great Eagle Holdings Limited and the Non-Executive Chairman of Eagle Asset Management (CP) Limited (Manager of the publicly listed Champion Real Estate Investment Trust). He is also a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited, Phoenix Satellite Television Holdings Limited, China Mobile Limited and some other publicly listed companies in Hong Kong. He is also a Vice President of The Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority.

As at the Latest Practicable Date, Dr. Lo has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Shares within the meaning of Part XV of the SFO. His appointment as an Independent Non-Executive Director of the Company shall continue for a term of three years until 31st December 2010 subject to the provisions of the Company's Articles of Association or any other applicable laws. For the year ended 31st December 2007, Dr. Lo received from the Company a director's fee of HK$172,095 and fees for serving on the Audit Committee and Remuneration Committee of the Company respectively totaling HK$132,000 per annum. Such fees are determined by reference to the industry benchmark as reviewed by the Remuneration Committee from time to time.

Prof. WOO Chia-Wei, aged 70, was appointed an Independent Non-Executive Director of the Company in March 1996. He is currently Senior Advisor of Shui On Holdings Limited and President Emeritus of the Hong Kong University of Science and Technology. In 2007, he served on the Commission on Strategic Development and the Chinese People's Political Consultative Conference. In addition, Prof. Woo is an independent non-executive director of First Shanghai Investments Ltd., Lenovo Group Limited, IDT International Limited and Synergis Holdings Ltd. (all listed on the Hong Kong Stock Exchange).

As at the Latest Practicable Date, Prof. Woo has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company and has no interest in the Shares within the meaning of Part XV of the SFO. His appointment as an Independent Non-Executive Director of the Company shall continue for a term of three years until 31st December 2010 subject to the provisions of the Company's Articles of Association or any other applicable laws. For the year ended 31st December 2007, Prof. Woo received from the Company a director's fee of HK$172,095 and fees for serving on the Audit Committee and Remuneration Committee of the Company respectively totaling HK$120,000 per annum. Such fees are determined by reference to the industry benchmark as reviewed by the Remuneration Committee from time to time.

Save for the information disclosed above, there are no other matters that need to be brought to the attention of the Shareholders nor is there any information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Listing Rules in respect of the Directors proposed to be re-elected at the 2008 Annual General Meeting.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Friday, 30th May 2008 at 3:00 p.m. for the following purposes:–

1. To receive and consider the audited consolidated Financial Statements of the Company for the year ended 31st December 2007 together with the Reports of the Directors and the Auditor thereon.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditor and authorise the Board of Directors to fix the Auditor's remuneration.

To consider as special business, and, if thought fit, pass with or without modification, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. "**THAT:**

   A. subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   B. the aggregate nominal amount of the Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 percent of the aggregate nominal amount of the Shares in issue at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

C. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next Annual General Meeting of the Company;

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

iii. the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meetings."

6. "**THAT:**

A. subject to paragraph (C) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

B. the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal amount of share capital allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next Annual General Meeting of the Company;

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

iii. the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meetings."

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. "**THAT**, conditional upon the passing of Resolutions numbered 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of the shares which are repurchased or otherwise acquired by the Company pursuant to Resolution numbered 5 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 6, provided that such an amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th April 2008

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong.

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and on a poll, vote on his behalf. The proxy need not be a Shareholder of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be). Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person if he is subsequently able to be present and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

3. The Register of Members of the Company will be closed from Wednesday, 28th May 2008 to Friday, 30th May 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend and be entitled to attend the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by 4:30 p.m. on Tuesday, 27th May 2008.

4. The Board of Directors has recommended a final dividend for the year ended 31st December 2007 of HK43 cents per share (2006: HK30 cents per share). Together with the interim dividend of HK37 cents per share (2006: HK22 cents per share), the total dividend for the year amounts to HK80 cents per share (2006: HK52 cents per share).

5. Concerning Resolution numbered 3 above, Mr. Cai Lai Xing, Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei will retire by rotation and among them, Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei, being eligible, have offered themselves for re-election at the Annual General Meeting and their biographical details together with other information are set out in Appendix II to the circular to Shareholders dated 28th April 2008 (the "Circular"). None of the Directors being proposed for re-election at the Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation. Details of Directors' emoluments are set out in note 12 to the consolidated financial statements in the Annual Report 2007. Details of Directors' years of services and term are set out in the corporate governance report in the Annual Report 2007.

6. Concerning Resolutions numbered 5 and 6 above, the Directors wish to state that there are no immediate plans to repurchase any existing shares or to issue any new shares or warrants. The Explanatory Statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the Resolution numbered 5 to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in Appendix I to the Circular.

7. Proxy forms for use at the Annual General Meeting will be sent to Shareholders together with the Annual Report 2007 on or before Wednesday, 30th April 2008. The proxy form will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at *www.hkexnews.hk* and can also be downloaded from the Company's website at *www.sihl.com.hk*.

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

一般性授權購回股份
及發行股份
及
重選退任董事之建議
及
2008年股東週年大會通告

上海實業控股有限公司謹訂於二零零八年五月三十日(星期五)下午三時正假座香港灣仔告士打道三十九號夏愨大廈二十六樓本公司會議室舉行2008年股東週年大會。2008年股東週年大會通告已附載於本通函第12頁至第15頁。

無論　台端能否出席大會，務請按照代表委任表格上印列之指示將該表格填妥並盡快交回，且無論如何最遲須於大會指定舉行時間最少四十八小時前交回。股東填妥及交回代表委任表格後，屆時仍可親身出席2008年股東週年大會並可於會上表決。

本說明函件載有根據上市規則之規定須向股東提供之所有資料。

二零零八年四月二十八日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語之涵義如下：

詞彙	**涵義**
「2008年股東週年大會」	本公司將於二零零八年五月三十日(星期五)下午三時正假座香港灣仔告士打道三十九號夏慤大廈二十六樓本公司會議室舉行之股東週年大會；
「年報」	於二零零八年四月三十日(星期三)或之前寄予各股東之本公司2007年年報；
「本公司」	上海實業控股有限公司，於香港註冊成立的有限責任公司，其股份於聯交所主板上市(股份代號：363)；
「關連人士」	本公司或其任何附屬公司之董事、最高行政人員或主要股東或彼等各自之聯繫人(按上市規則所界定)；
「董事」	本公司董事；
「本集團」	本公司及其附屬公司；
「香港」	中國香港特別行政區；
「發行授權」	配發、發行及處理不超過於決議案獲通過當日本公司已發行股本面值總額20%之股份(及可行使或兑換成為股份之證券)之一般性及無條件授權；
「最後實際可行日期」	二零零八年四月二十二日，即本通函付印前為確定其所載若干資料之最後實際可行日期；
「上市規則」	聯交所證券上市規則；

「通告」	載於本通函第12頁至第15頁日期為二零零八年四月二十八日之2008年股東週年大會通告；
「中國」	中華人民共和國；
「購回授權」	行使本公司所有權力購回不超過決議案獲通過當日已發行及繳足股份面值總額10%之股份之一般性及無條件授權；
「證券及期貨條例」	證券及期貨條例(香港法例第571章)；
「股份」	本公司股本中每股面值0.10港元普通股股份；
「股東」	股份之登記持有人；
「上實集團」	上海實業(集團)有限公司，於香港註冊成立的有限公司；
「聯交所」	香港聯合交易所有限公司；
「收購守則」	香港公司收購、合併及股份購回守則；及
「港元」	香港法定貨幣港元。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
呂明方先生
丁忠德先生
周　杰先生*(常務副行政總裁)*
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港
灣仔
告士打道三十九號
夏愨大廈
二十六樓

敬啟者：

一般性授權購回股份
及發行股份
及
重選退任董事之建議
及
2008年股東週年大會通告

1. 緒言

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事之建議之資料，以及尋求　閣下在2008年股東週年大會上批准(其中包括)該等事宜。

2. 建議本公司購回股份及發行股份之一般性授權

本公司於二零零七年五月三十日舉行之股東週年大會上授予董事一般性授權：(i)配發、發行及處理不超過普通決議案獲通過當日本公司已發行股本20%之股份(及可行使或兌換成為股份之證券)及(ii)行使本公司權力購回不超過普通決議案獲通過當日本公司已發行股本10%之股份。該等授權將於2008年股東週年大會完畢後失效。

於2008年股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

發行授權及購回授權將維持有效，直至本公司下屆股東週年大會或法例或本公司組織章程細則規定須召開下屆股東週年大會之限期屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂發行授權及購回授權為止(以較早者為準)。

2008年股東週年大會亦將提呈另外兩項普通決議案，以分別授出發行授權予董事及將發行授權加入本公司根據購回授權而購回之股份數額。於最後實際可行日期，本公司之已發行股本為1,075,136,000股股份。假設本公司在2008年股東週年大會前並無發行或購回任何股份，則本公司將可根據發行授權發行最多215,027,200股股份，佔於最後實際可行日期之已發行股份20%。

上市規則規定的説明函件載於本通函附錄一。

3. 建議重選退任董事

根據本公司組織章程細則第92條及第101條及上市規則附錄十四《企業管治常規守則》，蔡來興先生、周杰先生、錢世政先生、羅嘉瑞先生及吳家瑋先生將於2008年股東週年大會上告退，其中周杰先生、錢世政先生、羅嘉瑞先生及吳家瑋先生已表示願意膺選連任。

按上市規則規定須在本通函披露彼等之個人資料已載述於本通函附錄二。

4. 2008年股東週年大會

於2008年股東週年大會上，將提呈若干普通決議案，以批准購回授權、發行授權及擴大發行授權。

通告載於本通函第12頁至第15頁。股東務請閱讀通告，並按照適用於2008年股東週年大會之代表委任表格所印指示填妥表格及交回。

5. 於股東週年大會上要求投票表決之程序

根據本公司組織章程細則第73條，於任何股東大會上進行表決之決議案須以舉手方式表決，除非上市規則或任何其他適用法律、規則或條例不時規定以投票方式或(於宣佈舉手表決結果時或之前)由下列人士要求以投票方式表決：

(a) 主席；或

(b) 至少三名親身出席(或如股東是一家公司，則其正式授權代表)或由委任代表出席，並於當時有權於會上表決之股東；或

(c) 一名或多名親身出席(或如股東是一家公司，則其正式授權代表)或由委任代表出席之股東，其持有不少於有權於會上表決之所有股東總投票權之十分一；或

(d) 一名或多名親身出席(或如股東是一家公司，則其正式授權代表)或由委任代表出席之股東，其持有賦予有權於會上表決之實繳股份，合計實繳股款不少於賦予該項權利之全部實繳股款總值十分一。

6. 推薦

董事認為授予購回授權、發行授權、擴大發行授權及重選退任董事乃符合本公司及股東之利益，故推薦股東表決贊成將於2008年股東週年大會上提呈之有關決議案。

此　致

列位股東　台照

代表董事會
董事長
蔡來興
謹啟

二零零八年四月二十八日

本說明函件載有上市規則規定之所有資料，以供　閣下考慮購回授權。

上市規則准許以聯交所作為主要上市市場之公司在聯交所購回其已繳足股份，惟須受若干限制，其中最重要之限制概述如下：

1. 股本

於最後實際可行日期，本公司之已發行股本為1,075,136,000股股份。假設本公司在2008年股東週年大會前並無發行或購回任何股份，則本公司將可根據購回授權購回最多107,513,600股股份，佔於最後實際可行日期之已發行股份10%。

2. 購回股份之理由

董事現時無意購回任何股份，而鑒於不可能預計該等董事認為適宜購回股份之情況，董事僅會在其認為該項購回乃符合本公司及股東利益之情況下方會購回股份。該等購回可提高每股股份盈利(惟須視乎當時之市況及資金安排而定)。

3. 資金來源

現建議根據購回授權購回股份之所需資金，將會從本公司之內部資金及可動用銀行融資撥付，而本公司僅可按照香港適用法律及本公司之組織章程大綱及細則，依法動用可撥作此用途之資金購回股份。

4. 營運資金或負債水平

倘購回授權於建議購回期間任何時間內獲全面行使，將不會對本公司所需之營運資金或其負債水平構成重大不利影響(相對本公司截至二零零七年十二月三十一日止年度帳目所披露之狀況而言)。倘行使購回授權對董事不時認為本公司所需之營運資金或其負債水平構成重大不利影響時(相對本公司截至二零零七年十二月三十一日止年度帳目所披露之狀況而言)，董事不擬行使購回授權。

5. 董事及彼等之聯繫人

董事目前概無意（在購回授權獲股東批准的情況下）向本公司出售股份。同時，經一切合理查詢後，就董事所深知及確信，彼等之任何聯繫人（按上市規則所界定）目前亦無意（在購回授權獲股東批准的情況下）向本公司出售股份。

6. 關連人士

概無關連人士通知本公司彼等目前有意（在本公司獲授權購回股份的情況下）向本公司出售已發行或將予發行之股份；彼等亦無承諾（在本公司獲授權購回股份的情況下）不會向本公司出售任何由彼等持有之已發行或將向其發行之股份。

7. 董事之承諾

董事已向聯交所作出承諾，在根據提呈之決議案行使本公司權力購回股份時，必定遵守上市規則、香港所有適用法律及本公司組織章程大綱及細則所載之規定。

8. 收購守則之影響

倘購回股份引致某股東所佔本公司之投票權比例有所增加，就收購守則而言，是項權益增加將被視作一項收購。故此，一位股東或一致行動之多位股東可能取得或鞏固其對本公司之控制權，因而必須根據收購守則第二十六條提出強制性要約建議，而有關規定或適用於任何該等權益增加。

於最後實際可行日期，上實集團透過其全資附屬公司，即上海投資控股有限公司、SIIC Capital (B.V.I.) Ltd.、上海實業貿易有限公司及上海實業崇明開發建設有限公司分別持有466,644,371股、80,000,000股、150,000股及10,000股股份，因此，上實集團被視作擁有上述公司各自所持有之股份權益，該等股份佔本公司已發行股本總額約50.86%。

倘上述公司持有之股份不變，而董事會全面行使購回股份之權力，上實集團之持股權將由約50.86%增至約56.51%。該增幅不會引致根據收購守則第二十六條所定須提出強制性要約建議之責任，因此董事認為購回股份將不會引致根據收購守則所產生的後果。本公司不會購回股份致使公眾持有之股份低於本公司股本總額25%。

9. 股份價格

以下為股份於截至最後實際可行日期止過去十二個月期間每月在聯交所之最高及最低成交價：

	每股	
月份	最高 *港元*	最低 *港元*
二零零七年		
四月	20.55	18.18
五月	24.00	21.45
六月	30.00	22.00
七月	35.95	29.70
八月	34.10	27.90
九月	38.80	33.20
十月	46.20	38.40
十一月	45.50	33.50
十二月	36.85	31.60
二零零八年		
一月	33.75	26.80
二月	32.25	28.55
三月	31.40	26.25
四月（截至最後實際可行日期止）	31.85	29.40

10. 股份購回

在最後實際可行日期前之六個月，本公司並無購回股份。

以下為周杰先生、錢世政先生、羅嘉瑞醫生及吳家瑋教授之個人資料，彼等根據本公司組織章程細則第92條及第101條將於2008年股東週年大會上告退，惟彼等已表示願意膺選連任：

周杰先生，40歲，於二零零二年一月加入本公司，並於二零零七年十一月獲委任為本公司之執行董事及常務副行政總裁。彼為上實集團常務副總裁，兼任上海實業醫藥投資股份有限公司、正大青春寶藥業有限公司、上海三維生物技術有限公司、永發印務有限公司和上海市信息投資股份有限公司董事；上海復旦張江生物醫藥股份有限公司非執行董事；光明乳業股份有限公司監事長。彼畢業於上海交通大學，獲管理工程碩士學位。周先生曾任上海萬國證券公司(現申銀萬國證券股份有限公司)投資銀行總部副總經理。於一九九六年五月加入上實集團，曾任上海上實資產經營有限公司董事長兼總經理等職。彼在投資銀行業務及資本市場運作方面積逾十多年從業經驗。

於最後實際可行日期，周先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有307,000股股份及220,000股購股期權個人權益，合共佔本公司已發行股本總數0.05%。除此以外，彼並無持有根據證券及期貨條例第XV部所指之其他股份權益。周先生與本公司訂有服務協議，由二零零八年一月一日起生效，協議任何一方可以事先書面通知終止協議。截至二零零七年十二月三十一日止年度，彼獲發基本薪金約1,606,220港元，其中1,418,828港元為其於二零零七年一月一日至二零零七年十一月十八日期間擔任本公司副行政總裁獲發的薪金，而約187,392港元則為其自二零零七年十一月十九日獲委任為董事至年底期間擔任本公司執行董事及常務副行政總裁所支付的薪金。此外，彼可獲由本公司全權酌情根據本集團之經營業績、市場薪酬水平及其工作表現決定發放之酌情花紅。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

錢世政先生，55歲，於二零零二年一月獲委任為本公司執行董事及副行政總裁。彼亦為上海城開(集團)有限公司董事。彼畢業於復旦大學，獲經濟學碩士和管理學博士學位，曾任復旦大學會計學系副系主任、副教授。一九九八年一月加入上實集團，曾任上實集團首席會計師及審計部總經理，現為上實集團副總裁、海通証券股份有限公司副董事長及上海浦東發展銀行股份有限公司董事。彼在財務與會計理論及實務方面積逾二十多年經驗。

於最後實際可行日期，錢先生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係。彼持有479,000股股份及200,000股購股期權個人權益，合共佔本公司已發行股本總數0.06%。除此以外，彼並無持有根據證券及期貨條例第XV部所指之其他權益。錢先生與本公司訂有服務協議，由二零零六年二月十七日起生效，協議任何一方可以事先書面通知終止協議。截至二零零七年十二月三十一日止年度，彼獲發基本薪金約1,796,690港元。此外，彼可獲由本公司全權酌情根據本集團之經營業績、市場薪酬水平及其工作表現決定發放之酌情花紅款項。董事薪酬乃參照公司經營業績、市場環境及董事職責等因素而釐定。

羅嘉瑞醫生，61歲，自一九九六年三月起一直出任本公司獨立非執行董事。彼畢業於加拿大麥紀爾大學為理學士並獲美國康奈爾大學頒授醫學博士學位。彼並獲取心臟專科證書。彼在香港及海外地區從事物業與酒店發展及投資業務逾二十八年。現任鷹君集團有限公司主席兼董事總經理及鷹君資產管理(冠君)有限公司(該公司為上市買賣的冠君產業信託管理人)非執行主席。彼並為香港上海滙豐銀行有限公司、鳳凰衛視控股有限公司、中國移動有限公司及其他若干香港上市公司非執行董事。彼亦為香港地產建設商會副主席、香港經濟研究中心董事及機場管理局成員。

於最後實際可行日期，羅醫生與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及並無持有根據證券及期貨條例第XV部所指之股份權益。彼獲委任為本公司獨立非執行董事之任期為三年直至二零壹零年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零七年十二月三十一日止年度，羅醫生獲發每年董事袍金172,095港元，以及就分別出任審核委員會及薪酬委員會成員合共收取年費132,000港元。董事袍金乃參照市場水平而釐定，並由薪酬委員會不時予以審訂。

吳家瑋教授，70歲，自一九九六年三月起一直出任本公司獨立非執行董事。彼為而瑞安集團有限公司高級顧問和香港科技大學榮休校長。於二零零七年同時兼任香港特別行政區策略發展委員會委員和中國人民政治協商會議全國委員會委員。吳教授同時於香港若干上市公司出任獨立非執行董事職位，包括第一上海投資有限公司、聯想集團有限公司、萬威國際有限公司及新昌管理集團有限公司。

於最後實際可行日期，吳教授與本公司任何董事、高級管理人員、主要或控股股東並無任何關係及並無持有根據證券及期貨條例第XV部所指之股份權益。彼獲委任為本公司獨立非執行董事之任期為三年直至二零壹零年十二月三十一日止，並須遵照本公司組織章程細則及其他相關法律之規定。截至二零零七年十二月三十一日止年度，吳教授獲發每年董事袍金172,095港元，以及就分別出任審核委員會及薪酬委員會成員合共收取年費120,000港元。董事袍金乃參照市場水平而釐定，並由薪酬委員會不時予以審訂。

除上文披露的資料外，關於將在2008年股東週年大會上膺選連任的董事，概無其他事項須知會股東，亦無任何其他須根據上市規則第13.51(2)條的任何規定予以披露的資料。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

茲通告上海實業控股有限公司(「本公司」)謹訂於二零零八年五月三十日(星期五)下午三時正假座香港灣仔告士打道三十九號夏愨大廈二十六樓本公司會議室召開股東週年大會，以便討論及處理下列事項：-

1. 省覽本公司截至二零零七年十二月三十一日止年度之經審核綜合財務報表及董事會與核數師報告書。

2. 宣佈派發末期股息。

3. 重選退任董事及授權董事會釐定董事酬金。

4. 續聘核數師及授權董事會釐定核數師酬金。

作為特別事項，考慮並酌情通過(不論是否作出修訂)下列決議案為普通決議案：

普通決議案

5. **「動議**：

A. 在本決議案(B)段之規限下，一般性及無條件批准本公司董事會可於有關期間(按下文之定義)內行使本公司之一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司證券上市所在而證券及期貨事務監察委員會與聯交所就此認可之其他證券交易所，購回本公司股本中之普通股(「股份」)，惟須遵守及按照所有適用法律與聯交所證券上市規則及其他證券交易所之規定(按不時經修訂者)；

B. 本公司依據決議案(A)段之批准獲准購回之股份總面額，將不得超過本決議案通過之日已發行股本面值總額10%；及本決議案(A)段之授權亦須受此限制；及

C. 就本決議案而言：

「有關期間」乃指本決議案通過之日至下列最早日期之期間：

i. 本公司下屆股東週年大會結束時；

ii 本公司之公司章程細則或任何香港之適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii 本公司股東於股東大會上以普通決議案撤銷或修訂本決議案授予之權力時。」

6. 「**動議**：

A. 在本決議案(C)段之規限下，一般性及無條件批准本公司董事會可於有關期間(按下文之定義)內行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，以及作出或授予將需或可能需行使此等權力方可作出或授予之售股建議、協議及優先購股權；

B. 本決議案(A)段之批准乃授權本公司董事會於有關期間內作出或授予將需或可能需於有關期間結束後行使此等權力之售股建議、協議及優先購股權；

C. 本公司董事會依據本決議案(A)段之批准而配發、發行及處理或有條件或無條件同意將予配發、發行及處理(不論是否依據優先購股權或其他原因)之股本面值總額不得超過於本決議案通過之日本公司已發行股本面值總額之20%，惟依據(i)供股(按下文之定義)；(ii)附於本公司任何認股權證、可換股債券或本公司所發行可換為股份之其他證券之認購權或換股權之行使；(iii)任何購股期權計劃或當時採納之類似安排而向符合資格之參與者發行本公司股份或授出認購本公司股份之權力；或(iv)任何根據本公司之公司章程細則配發股份以代替本公司股份之全部或部分股息而設之以股代息或類似安排而配發者除外，而上述之批准亦須受此限制；及

D. 就本決議案而言：

「有關期間」指由本決議案通過之時起至下列最早日期之期間：

i 本公司下屆股東週年大會結束時；

ii 本公司之公司章程細則或任何香港之適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；或

iii 本公司股東於股東大會上以普通決議案撤銷或修訂本決議案授予之權力時。」

「供股」乃指於本公司或本公司董事指定之期間內，向於指定記錄日期名列股東名冊內之股份持有人按彼等當時之持股比例提呈發售股份之建議（惟須受本公司董事會就零碎股權或於考慮香港以外任何地區之任何法律限制或責任及任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限）。」

7. 「**動議**在本大會通告所載之第5項及第6項決議案獲通過後，本公司依據第5項決議案購回或以其他方式購入本公司股本面值總額，將會加入根據第6項決議案可發行之股份面值總額內，惟此數額不得超過在本決議案通過之日本公司已發行股本總面值10%。」

承董事會命
黃美玲
公司秘書

香港，二零零八年四月二十八日

註冊辦事處：
香港灣仔告士打道三十九號
夏慤大廈二十六樓

附註：

1. 凡有權出席股東週年大會並於會上投票之股東，可委任一位或多位代表出席大會，並於會上代其出席及在以點票方式表決時代其投票。受委代表毋須為本公司之股東。

2. 代表委任表格及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其續會或投票表決（視情況而定）指定舉行時間最少48小時前送抵本公司註冊辦事處，地址為香港灣仔告士打道三十九號夏慤大廈二十六樓，方為有效。股東於填交代表委任表格後，屆時如能抽空出席，亦可親自出席會議及於會上投票。在此情況下，委任代表之文件將被視為經已撤銷。

3. 本公司將於二零零八年五月二十八日（星期三）至二零零八年五月三十日（星期五）（包括首尾兩天）暫停辦理股東登記，在該期間不會辦理股份過戶登記。如欲獲派發末期股息及有權出席股東週年大會，股東須於二零零八年五月二十七日（星期二）下午四時三十分前將所有過戶表格連同有關股票送達本公司之股份過戶登記處卓佳秘書商業服務有限公司，地址為香港皇后大道東二十八號金鐘滙中心二十六樓，方為有效。

4. 董事會建議派發截至二零零七年十二月三十一日止年度末期股息每股43港仙（二零零六年度：每股30港仙），連同年內已派發的中期股息每股37港仙（二零零六年：每股22港仙），全年派發股息每股共80港仙（二零零六年：每股52港仙）。

5. 有關本通告第3項決議案，蔡來興先生、周杰先生、錢世政先生、羅嘉瑞先生和吳家瑋先生將於股東週年大會上輪值告退，其中周杰先生、錢世政先生、羅嘉瑞先生和吳家瑋先生已表示願意膺選連任，其個人資歷及其他資料已載於日期為二零零八年四月二十八日之致股東通函（「通函」）附錄二。所有擬在股東週年大會中重選連任的董事，概無與本公司或本公司的任何附屬公司訂立在一年內不可在不予賠償（法定賠償除外）的情況下終止的服務合約。董事酬金詳情刊載於二零零七年年報綜合財務報表附註12。董事服務年資及任期詳情刊載於二零零七年年報企業管治報告內。

6. 有關本通告第5項及第6項決議案，董事會謹此聲明目前並無計劃購回任何現有股份或發行任何本公司之新股份或認股權證。遵照香港聯合交易所有限公司證券上市規則而編製之說明函件已載於通函附錄一，該說明函件載有有關資料，以便各位股東考慮投票贊成或反對有關本公司購回本公司股份之決議案。

7. 股東週年大會適用的代表委任表格隨二零零七年年報於二零零八年四月三十日（星期三）或之前寄發給股東。此代表委任表格登載於香港聯合交易所有限公司「披露易」網站*www.hkexnews.hk*，並可於本公司網站*www.sihl.com.hk*下載。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code : 363)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on Friday, 30th May 2008 at 3:00 p.m. for the following purposes:–

1. To receive and consider the audited consolidated Financial Statements of the Company for the year ended 31st December 2007 together with the Reports of the Directors and the Auditor thereon.

2. To declare a final dividend.

3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4. To re-appoint Auditor and authorise the Board of Directors to fix the Auditor's remuneration.

To consider as special business, and, if thought fit, pass with or without modification, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. **"THAT:**

   A. subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

B. the aggregate nominal amount of the Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 percent of the aggregate nominal amount of the Shares in issue at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

C. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next Annual General Meeting of the Company;

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

iii. the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meetings."

6. "**THAT:**

A. subject to paragraph (C) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

B. the approval in paragraph (A) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal amount of share capital allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next Annual General Meeting of the Company;

ii. the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

iii. the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meetings."

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. "**THAT**, conditional upon the passing of Resolutions numbered 5 and 6 set out in the notice convening this meeting, the aggregate nominal amount of the shares which are repurchased or otherwise acquired by the Company pursuant to Resolution numbered 5 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 6, provided that such an amount shall not exceed 10 percent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 28th April 2008

Registered Office:
26th Floor, Harcourt House,
39 Gloucester Road,
Wanchai, Hong Kong.

Notes:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and on a poll, vote on his behalf. The proxy need not be a Shareholder of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be). Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person if he is subsequently able to be present and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

3. The Register of Members of the Company will be closed from Wednesday, 28th May 2008 to Friday, 30th May 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the entitlement of the final dividend and be entitled to attend the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Tricor Secretaries Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by 4:30 p.m. on Tuesday, 27th May 2008.

4. The Board of Directors has recommended a final dividend for the year ended 31st December 2007 of HK43 cents per share (2006: HK30 cents per share). Together with the interim dividend of HK37 cents per share (2006: HK22 cents per share), the total dividend for the year amounts to HK80 cents per share (2006: HK52 cents per share).

5. Concerning Resolution numbered 3 above, Mr. Cai Lai Xing, Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei will retire by rotation and among them, Mr. Zhou Jie, Mr. Qian Shi Zheng, Dr. Lo Ka Shui and Prof. Woo Chia-Wei, being eligible, have offered themselves for re-election at the Annual General Meeting and their biographical details together with other information are set out in Appendix II to the circular to Shareholders dated 28th April 2008 (the "Circular"). None of the Directors being proposed for re-election at the Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation. Details of Directors' emoluments are set out in note 12 to the consolidated financial statements in the Annual Report 2007. Details of Directors' years of services and term are set out in the corporate governance report in the Annual Report 2007.

6. Concerning Resolutions numbered 5 and 6 above, the Directors wish to state that there are no immediate plans to repurchase any existing shares or to issue any new shares or warrants. The Explanatory Statement containing the information necessary to enable the Shareholders to make an informed decision on whether to vote for or against the Resolution numbered 5 to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in Appendix I to the Circular.

7. Proxy forms for use at the Annual General Meeting will be sent to Shareholders together with the Annual Report 2007 on or before Wednesday, 30th April 2008. The proxy form will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at *www.hkexnews.hk* and can also be downloaded from the Company's website at *www.sihl.com.hk.*

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Zhou Jie, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis.

END